EMPIRE STATE
REALTY TRUST

111 West 33rd Street, 12th Floor
New York, NY 10120
T (212) 687-8700
F (212) 850-2751

DEAR STOCKHOLDER

You are invited to attend the Annual Stockholders Meeting of Empire State Realty Trust, Inc., which will be held on Thursday, May 16, 2019, at 11:00 a.m., local (Eastern) time, at State Grill, 21 West 33rd Street, New York, New York 10118.

Please refer to the accompanying Notice of Annual Stockholders Meeting and Proxy Statement for detailed information on the meeting and each of the proposals to be considered and voted upon at the meeting.

TELEPHONE AND INTERNET PROXY AUTHORIZATION

Empire State Realty Trust, Inc.'s Class A and Class B common stockholders of record on the close of business on March 7, 2019, the record date for the 2019 Annual Stockholders Meeting, may authorize their proxies by telephone or Internet by following the instructions on their Proxy Card. If you have any question regarding how to authorize your proxy by telephone or Internet, please call (212) 850-2678.

YOUR VOTE IS VERY IMPORTANT. WHETHER YOU PLAN TO ATTEND THE MEETING OR NOT, WE ASK YOU PLEASE TO CAST YOUR VOTE.

YOU MAY VOTE YOUR SHARES BY TELEPHONE, INTERNET, MAIL OR IN PERSON AT THE MEETING.

We look forward to your participation.

Sincerely,

ANTHONY E. MALKIN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
April 4, 2019

EMPIRE STATE
REALTY TRUST

111 West 33rd Street, 12th Floor
New York, NY 10120
T (212) 687-8700
F (212) 850-2751

NOTICE OF ANNUAL STOCKHOLDERS MEETING

April 4, 2019

MEETING INFORMATION

MAY 16, 2019

11:00 a.m., local (Eastern) time

State Grill
21 West 33rd Street
New York, New York 10118

The 2019 Annual Stockholders Meeting of Empire State Realty Trust, Inc., a Maryland corporation, will be held on Thursday, May 16, 2019 at 11:00 a.m., local (Eastern) time, at State Grill, 21 West 33rd Street, New York, New York 10118. At such Meeting, Class A and Class B common stockholders will be asked to consider and vote upon the following proposals:

1. a proposal to elect the seven director nominees named in the enclosed Proxy Statement to serve on our Board of Directors until the next annual stockholders meeting or until their successors are elected and qualify;
2. a proposal to approve, on a non-binding, advisory basis, the compensation of our named executive officers;
3. a proposal to approve the Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2019 Equity Incentive Plan; and
4. a proposal to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.

In addition, stockholders may be asked to consider and act upon any other matter that may properly be brought before the Annual Stockholders Meeting or at any adjournment or postponement thereof. Any action may be taken on the foregoing matters at the Annual Stockholders Meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Annual Stockholders Meeting may be adjourned, or to which the Annual Stockholders Meeting may be postponed.

Our Board of Directors has fixed the close of business on March 7, 2019 as the record date for determining the Class A and Class B common stockholders entitled to notice of, to vote at, and to attend, the Annual Stockholders Meeting and any adjournment or postponement thereof. Only holders of record of our Class A common stock and Class B common stock at the close of business on that date will be entitled to such notice, vote, and attendance.

If you plan to attend the Annual Stockholders Meeting, please bring a picture I.D. and, if your shares are held in "street name" (*i.e.*, through a broker, bank or other nominee), a copy of a brokerage statement reflecting your stock ownership as of the close of business on March 7, 2019. If your shares are held in "street name," you will also need a duly authorized proxy from your broker, bank or other nominee to vote your shares at the Annual Stockholders Meeting. If you do not plan to attend the Annual Stockholders Meeting and vote your shares of common stock in person, we urge you to vote your shares as instructed in the Proxy Statement. Regardless of whether you attend the Annual Stockholders Meeting, please authorize your proxy electronically through the Internet or by telephone or by completing and mailing your proxy card so that your votes can be cast at the Annual Stockholders Meeting in accordance with your instructions. For specific instructions on authorizing a proxy, please refer to the instructions on the proxy card. Authorizing a proxy in any of these ways will not prevent you from voting in person at the Annual Stockholders Meeting if you are a stockholder of record as of March 7, 2019 or if you hold a proxy from a record holder.

If your shares of common stock are held by a broker, bank or other agent, please follow the instructions you receive from your broker, bank or other agent to have your shares voted.

Our Board of Directors recommends a vote "FOR" each of the seven director nominees and "FOR" each of proposals 2, 3 and 4.

By Order of our Board of Directors,

THOMAS N. KELTNER, JR.
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON MAY 16, 2019. THIS PROXY STATEMENT AND OUR 2018 ANNUAL REPORT TO STOCKHOLDERS ARE AVAILABLE AT *WWW.PROXYVOTE.COM*.

Table of Contents

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references ("XX") are supplied to help you find further information in this Proxy Statement.

References in this Proxy Statement to (i) "we," "us," "our," "ours," "ESRT," and the "company" refer to Empire State Realty Trust, Inc. and its consolidated subsidiaries and (ii) "stockholders" refers to holders of our Class A common stock and Class B common stock, unless the context requires otherwise.

MEETING INFORMATION

DATE AND TIME:	LOCATION:	
May 16, 2019 11:00 a.m. Eastern Time	State Grill, 21 West 33rd Street New York, New York 10118	Your vote is very important. Please submit your proxy as soon as possible (see "How do I vote?" on page 87 for voting instructions).

VOTING AGENDA / VOTING MATTERS

Proposal		Board Recommendation	Page Reference
Proposal 1:	the election of the seven director nominees named in the Proxy Statement to serve on our Board of Directors until the next annual stockholders meeting or until their successors are elected and qualify	**FOR** each nominee	10
Proposal 2:	the approval, on a non-binding, advisory basis, of the compensation of our named executive officers	**FOR**	74
Proposal 3:	the approval of the Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2019 Equity Incentive Plan (the "2019 Equity Plan")	**FOR**	75
Proposal 4:	the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019	**FOR**	82

ABOUT US

Who We Are

We are a fully integrated real estate investment trust ("REIT") that that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the Greater New York Metropolitan Area, including the Empire State Building, the world's most famous building. Our portfolio contains 10.1 million rentable square feet, comprised of 9.4 million rentable square feet in 14 office buildings and approximately 700,000 rentable square feet in the retail portfolio.

Our Strategy

When we went public in October 2013, we laid out a strategy that has remained consistent:

- Focus on office and retail properties in New York City and the Greater New York Metropolitan Area,
- Vacate and redevelop our older office and retail spaces and deliver our embedded, "de-risked" growth,
- Proactively manage our portfolio with a service-intensive approach to build long-term tenant and broker relationships, and
- Develop and maintain a low-levered, flexible balance sheet which gives us capacity for external growth.

Our Points of Differentiation

We differentiate ourselves from our peers and competitors in several ways.

- Fully modernized assets, centrally located near mass-transit,
- Embedded, de-risked growth potential and market-leading cash leasing spreads,
- Lowest levered balance sheet among public New York City office REITs, significant cash position, and fully undrawn credit facility,
- Secure market position between trophy/class A and class B properties with both upside opportunity and downside protection, and
- Industry leader in sustainability and energy efficiency.

Our four drivers of top line de-risked and embedded growth over the next five years are shown in the graphic below, with a breakdown of these top-line revenue growth drivers that we estimated, as of December 31, 2018, will total $112 million:

FOUR DRIVERS OF EMBEDDED DE-RISKED REVENUE GROWTH(1)


Burn-off of Free Rent $32M
Signed Leases Not Commenced $20M
Retail Opportunity $11M
$112 Million(4)
Lease Up of Vacant Redeveloped Manhattan Office Space(2) $28M
Office Mark-to-Market Opportunity(3) $21M

(1) *Amounts reflect management's estimates of additional revenues from the four drivers as of December 31, 2018 to be realized over the next 5 years. While such estimates reflect our management's good faith beliefs, they are not guarantees of future performance, and actual results may differ from our current projections.*
(2) *Represents the anticipated lease-up of 438,000 square feet of redeveloped Manhattan office space at an average starting rent of $64 per square foot ("PSF").*
(3) *Includes the mark-to-market opportunity for Manhattan and Greater New York Metropolitan Area office portfolios.*
(4) *Does not include the potential loss of revenue from tenants who are intentionally vacated for redevelopment or who do not renew.*

GOVERNANCE AND BOARD HIGHLIGHTS

We are committed to good corporate governance, which strengthens the accountability of our Board of Directors and promotes the long-term interests of our stockholders. The lists below highlight our independent Board and leadership practices and notable stockholder rights, as further discussed in this Proxy Statement.

INDEPENDENT BOARD AND LEADERSHIP PRACTICES

- ✓ Majority of directors are independent (6 out of 7 current directors)
- ✓ Board leadership structure where the Lead Independent Director has well-defined responsibilities separate from the Chairman of the Board
- ✓ All Board committees are composed of independent directors
- ✓ Board is focused on enhancing diversity and refreshment, with two new independent directors, or one-third of all independent directors, appointed in the last four years
- ✓ Comprehensive risk oversight practices, including cybersecurity and other critical evolving areas
- ✓ Independent directors conduct regular executive sessions
- ✓ Directors maintain open communication and strong working relationships among themselves and regular access to management
- ✓ Directors conduct robust annual Board and committee self-assessment process with third party support
- ✓ Directors adhere to Minimum Share Ownership Guidelines

STOCKHOLDER RIGHTS

- ✓ Frequent and robust stockholder engagement efforts
- ✓ Mandatory director resignation policy for directors receiving less than a majority of votes cast in uncontested elections
- ✓ Stockholder right to amend bylaws, recently added in part in response to investor feedback
- ✓ Stockholder proxy access, adopted in 2018 in part in response to investor feedback
- ✓ All directors elected annually (declassified Board)
- ✓ Annual say-on-pay voting
- ✓ No stockholder rights plan (i.e., no poison pill)

Board Nominees

Name	Position	Age	Director Since	Independent	Committees
Anthony E. Malkin	Chairman and Chief Executive Officer	56	2011		None
William H. Berkman	Independent Director	54	2013	✓	Finance (Chair) and Nominating and Corporate Governance
Leslie D. Biddle	Independent Director	52	2017	✓	Audit and Nominating and Corporate Governance
Thomas J. DeRosa	Independent Director	61	2013	✓	Audit
Steven J. Gilbert	Lead Independent Director	72	2013	✓	Compensation, Finance and Nominating and Corporate Governance
S. Michael Giliberto	Independent Director	68	2013	✓	Audit (Chair), Finance and Nominating and Corporate Governance
James D. Robinson IV	Independent Director	56	2015	✓	Compensation (Chair) and Nominating and Corporate Governance (Chair)

Our Board, which is comprised entirely of independent directors other than our Chairman and Chief Executive Officer, is diverse in its perspectives and experience.



INDEPENDENCE

6 Independent Directors

86% Independent

1 Non-Independent Director



AVERAGE AGE

59 Years

TENURE BALANCE

4.9 Years Average Tenure Since IPO

0-2 years: 1
3-4 years: 1
5 years: 5



DIRECTOR EXPERIENCE: 7-MEMBER BOARD

Public Company Board Experience: 7
REIT Expertise: 3
Investment Experience: 7
Executive Leadership: 7
Audit Committee Financial Expert: 3

EXECUTIVE COMPENSATION HIGHLIGHTS

We tie a significant portion of our Chairman and Chief Executive Officer and executive officers' variable incentive pay to stock price or operational performance metrics that are directly aligned with the company's short- and long-term business plans. For 2018, 9% of our Chairman and Chief Executive Officer's pay was delivered in cash, and the remaining 91% was delivered in equity.

Our 2018 executive compensation program reflects our commitment to aligning pay with performance. A significant portion of our executive officers' compensation is in the form of multi-year,

performance-based equity awards tied to total stockholder return ("TSR"). For the first time as a public company, our entire 2016-2018 three-year performance-based equity award was forfeited because the company did not achieve the threshold TSR rankings.

There has been no change in our Chairman and Chief Executive Officer's base salary, annual bonus target or long-term equity incentive compensation target since 2016, and our compensation programs for our other named executive officers are materially unchanged from 2016.

The following chart shows base salary, annual incentive bonus and long-term equity incentive compensation awarded for the year ended 2018.

Named Executive Officer		Base Salary ($)	Annual Bonus ($)	Long-Term Equity Incentive Compensation ($)	Summary Compensation Table Total ($)
Anthony E. Malkin	9% 21% 70%	810,000	2,000,000	6,545,801	9,530,041
John B. Kessler	15% 17% 68%	700,000	750,000	3,093,122	4,544,372
David A. Karp	19% 20% 61%	650,000	680,000	2,034,081	3,365,331
Thomas P. Durels	14% 21% 65%	650,000	1,000,000	3,017,602	4,668,852
Thomas N. Keltner, Jr.	30% 21% 49%	625,000	430,000	1,041,514	2,097,764

■ Base Salary ■ Annual Bonus ■ Long-Term Equity Incentive Compensation

We have adopted many market best practices with respect to our compensation practices. A number of those practices are set forth below.

WHAT WE DO	WHAT WE DO NOT DO
✓ We pay for performance, and our compensation programs are designed to have direct alignment with TSR; salaries comprise a relatively modest portion of each named executive officer's overall compensation opportunity	☒ We do not provide "golden parachute" tax gross-up payments
✓ We use multiple performance metrics and various performance periods in granting equity awards, which mitigates compensation-related risk	☒ We do not have "single-trigger" change of control benefits
✓ We have implemented a clawback policy that allows for the recovery of previously paid cash and equity compensation	☒ We do not allow hedging; our Compensation Committee must approve any pledge of company stock by executives and other key employees
✓ We have "double-trigger" change in control benefits	☒ We do not encourage unnecessary or excessive risk taking; incentive awards are not based on a single performance metric and do not have guaranteed minimum payouts
✓ We have robust stock ownership guidelines for our named executive officers and directors	☒ We do not allow repricing of stock options unless with stockholder consent (at this time, we have not granted stock options at all)
✓ We have a conservative compensation-related risk profile, as our compensation structure does not encourage excessive or inappropriate risk taking	☒ We do not provide perquisites for our named executive officers, with the exception of very limited perquisites for our Chairman and Chief Executive Officer structured with safety considerations and for specific business purposes
✓ We align the interests of our stockholders and executive officers by granting long-term equity awards that vest based on both achievement of TSR targets and continued service over time	
✓ We engage an independent compensation consultant to advise the Compensation Committee, which is comprised solely of independent directors	

EQUITY INCENTIVE PLAN PROPOSAL

We are asking stockholders to approve the 2019 Equity Plan, which the Compensation Committee has recommended to the Board for adoption and the Board has adopted, subject to stockholder approval, to enable the company to continue making equity awards to executives and other employees. The 2019 Equity Plan is an important part of our pay-for-performance philosophy, as it allows the company to award compensation that is tied to performance and aligned with the interests of our stockholders. The material features of the 2019 Equity Plan are set forth below in "Proposal 3: Approval of the 2019 Equity Incentive Plan" beginning on page 75.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board of Directors currently consists of seven members, each serving for a term of one year or until his/her successor is duly elected and qualifies. Peter L. Malkin, our Chairman Emeritus, may attend meetings of our Board of Directors, but does not have board member voting status.

At the Annual Stockholders Meeting, stockholders will be asked to elect each of the director nominees to serve until the 2020 annual stockholders meeting or until their successors are duly elected and qualify. Our Board of Directors, upon recommendation of the Nominating and Corporate Governance Committee, has nominated Anthony E. Malkin, William H. Berkman, Leslie D. Biddle, Thomas J. DeRosa, Steven J. Gilbert, S. Michael Giliberto and James D. Robinson IV to serve as directors. Each of the nominated persons currently serves as a member of the Board and has consented to being named in this Proxy Statement and to serve as a director, if elected. If any nominee is unable to accept election, proxies voted in favor of such nominee will be voted for the election of such other person or persons as our Board of Directors may select.

The election of each nominee requires the affirmative vote of a plurality of all the votes cast at the Annual Stockholders Meeting at which a quorum is present in person or by proxy.

POLICY ON MAJORITY VOTING

Our Board of Directors has adopted a policy regarding the election of directors in uncontested elections. Pursuant to such policy, in an uncontested election of directors, any nominee who receives a greater number of votes affirmatively "against" his or her election than votes "for" his or her election will, within two weeks following certification of the stockholder vote with respect to such election, submit a written resignation offer to our Board of Directors for consideration by our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following such certification, make a recommendation to our Board of Directors concerning the acceptance or rejection of the resignation offer. Our Board of Directors will take formal action on the recommendation no later than 90 days following such certification. We will publicly disclose, in a Current Report on Form 8-K or periodic report filed with the Securities and Exchange Commission (the "SEC"), the decision of our Board of Directors, including an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation.

We believe that each of our director nominees has the specific experience, qualifications, attributes, and skills necessary to serve as an effective director on our Board of Directors. A description of our process for identifying and evaluating director nominees, as well as our criteria for membership on our Board of Directors, is set forth below in "Consideration of Director Candidates" on page 14.

☑ OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE "FOR"** EACH DIRECTOR NOMINEE.

INFORMATION REGARDING THE NOMINEES

The following biographical descriptions set forth certain information with respect to each nominee for election as a director at the Annual Stockholders Meeting. The biographical information includes the specific experience, qualifications, attributes and skills that led to the conclusion by our Board of Directors that such person should serve as a director.

ANTHONY E. MALKIN

Age 56

Director since: 2011

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

BIOGRAPHY:

Anthony E. Malkin is our Chairman and Chief Executive Officer. He joined our predecessor entities in 1989. Mr. Malkin has been a leader in existing building energy efficiency retrofits through coordinating the team of Clinton Climate Initiative, Johnson Controls, JLL, and Rocky Mountain Institute in a groundbreaking project at the Empire State Building *(www.esbnyc.com)*. Mr. Malkin led the development of standards for energy efficient office tenant installations which is now known as the Tenant Energy Optimization Program at the Urban Land Institute. Mr. Malkin is a board member of the Real Estate Roundtable and Chair of its Sustainability Policy Advisory Committee, a member of the Urban Land Institute, member of the Board of Governors of the Real Estate Board of New York, member of the Partnership for New York City's Innovation Council, member of the Building Committee of the Metropolitan Museum of Art, and a member of the Committee Encouraging Corporate Philanthropy. Mr. Malkin received a bachelor's degree cum laude from Harvard College.

Mr. Malkin was selected to serve as a member of our Board of Directors based on his history with, and knowledge of, the company and his performance and achievements in his capacity as Chairman of the Board and Chief Executive Officer of the company.

WILLIAM H. BERKMAN

Age 54

Director since: 2013

INDEPENDENT

BIOGRAPHY:

William H. Berkman is an entrepreneur and investor in the communications, media, technology and energy industries. Since January 2000, he has been the Co-Managing Partner at Associated Partners, LP and its predecessor partnership, Liberty Associated Partners, LP, both investment partnerships with Liberty Media Corporation that own controlling interests in wireless communications infrastructure companies AP Wireless Infrastructure Services, LLC and AP Towers, LLC. Mr. Berkman has co-founded multiple other telecommunications companies, such as Current Group, Teligent, Inc. and Nextel Mexico. Mr. Berkman previously served as a member of the board of directors for public companies IAC/InterActiveCorp, Liberty Satellite & Technology, Inc. and Teligent, Inc. He serves as a member of the board of directors for The Partnership for New York City and the Partnership's Fund for New York City. Mr. Berkman holds multiple patents for smart electric grid and communications systems. He has an A.B. from Harvard University, and in 1997, his family established the Berkman Center for Internet & Society at Harvard Law School. Mr. Berkman is a member of the 2009 class of Henry Crown Fellows and the Aspen Global Leadership Network at the Aspen Institute.

COMMITTEE MEMBERSHIP:
- Finance (Chair)
- Nominating and Corporate Governance

Mr. Berkman was selected to serve as a member of our Board of Directors because of his experience as an investor and as a director of publicly traded companies.

LESLIE D. BIDDLE

Age 52

Director since: 2017

INDEPENDENT

BIOGRAPHY:

Leslie D. Biddle is currently a Partner and President at Serengeti Asset Management. Prior to joining Serengeti in 2013, Ms. Biddle spent nearly 10 years at Goldman Sachs, where she was most recently Global Head of Commodity Sales and the Chief Financial Officer of the firm's investments in the metals and mining sector. She held positions as head of Power, Metals/Industrial, Latin American and Environmental Commodities. Ms. Biddle was responsible for many of the structured transactions in the private equity and power spaces including the monetization of the Allegheny DWR Contract, the structuring of Calpine Construction Finance Company hedge, the Texas Genco acquisition, the Northern Tier Energy financing and the TXU leveraged buyout. Ms. Biddle was also a member of the firm's Finance Committee, Business Practices Committee, Firmwide New Activity Committee, Structured Investment Products Committee, and European Audit and Compliance Committee. She was named Managing Director in 2004 and Partner in 2006. Prior to joining Goldman Sachs, Ms. Biddle was a Vice President at the AES Corporation focusing on project finance and power plant development. She also served as a Vice President at the Overseas Investment Corporation, providing political risk insurance and financing to U.S. companies expanding overseas. Ms. Biddle currently serves as a member of the Board of Directors of CenterPoint Energy, Inc. She holds an A.B. from Colby College, where she is Vice Chair of the Board of Trustees.

COMMITTEE MEMBERSHIP:
- Audit
- Nominating and Corporate Governance

OTHER CURRENT PUBLIC DIRECTORSHIPS:
- CenterPoint Energy, Inc.

Ms. Biddle was selected to serve as a member of our Board of Directors based on her extensive experience in global investment and finance.

THOMAS J. DEROSA

Age 61

Director since: 2013

INDEPENDENT

BIOGRAPHY:

Thomas J. DeRosa is currently Chief Executive Officer and a member of the board of directors of Welltower Inc. (NYSE: WELL). Welltower is an owner, manager, and developer of health care real estate and infrastructure, structured as a REIT. Previously, he served as the Vice Chairman and Chief Financial Officer of the Rouse Company, a leading owner, operator and developer of commercial real estate and master planned residential communities, from September 2002 until November 2004 when it was merged with General Growth Properties, Inc. (NYSE: GGP). Prior to joining the Rouse Company, Mr. DeRosa spent over 20 years in investment banking. From 1992 to September 2002, Mr. DeRosa held various positions at Deutsche Bank AG (NYSE: DB), including Global Co-Head of the Health Care Investment Banking Group, and at Alex Brown & Sons, including Managing Director of the Real Estate Investment Banking Group. Mr. DeRosa also served as a member of the board of directors of Dover Corporation (NYSE: DOV), a manufacturer and service provider for a broad range of specialized products and components, from 2007 to 2010, and as a member of the board of directors of CBL & Associates Properties, Inc. (NYSE: CBL), a REIT that invests in mall properties, from 2010 to 2015. Mr. DeRosa is a member of the board of directors of Value Retail PLC, a U.K.-based owner, operator and developer of luxury outlet shopping villages in Europe. Mr. DeRosa served on the board of directors of Georgetown University from 2007 to 2013. Mr. DeRosa currently is Governor of the World Economic Forum, a member of the Advisory Board of the Health Care and Pharmaceutical Management Program at Columbia Business School, a member of the Board of the Park Avenue Armory and a Director of CECP, The CEO Force for Good which was founded by our Chairman Emeritus, and actor and philanthropist, Paul Newman. In 2018, Mr. DeRosa was named to the Board of Overseers of the Columbia University School of Business. Mr. DeRosa received a bachelor's degree from Georgetown University and an M.B.A. from Columbia University.

COMMITTEE MEMBERSHIP:	OTHER CURRENT PUBLIC DIRECTORSHIPS:
■ Audit	■ Welltower Inc.

Mr. DeRosa was selected to serve as a member of our Board of Directors because of his extensive experience as a senior executive and director of public, NYSE-listed companies, including REITs.

STEVEN J. GILBERT

Age 72

Director since: 2013

INDEPENDENT

LEAD INDEPENDENT DIRECTOR

BIOGRAPHY:

Steven J. Gilbert has over 47 years of experience in private equity investing, investment banking and law, and he has invested in and managed numerous companies during his career. Mr. Gilbert has served as Chairman of the board of directors of Gilbert Global Equity Partners, L.P., a private equity fund since 1998, as Vice Chairman of the Executive Board of MidOcean Capital Partners, L.P., a private equity firm since 2005, and as Co-Chairman of Birch Grove Capital, a credit hedge fund since 2013. Mr. Gilbert also serves as a director of MBIA, Inc. (NYSE: MBI), a provider of financial guarantee insurance, fixed-income asset management and other specialized financial services, since 2011, as Chairman of the Board of TRI Pointe Homes, Inc. (NYSE: TPH), a single family home builder, since 2013, as a director of Oaktree Capital Group LLC (NYSE: OAK), a global alternative investment manager, and a director of The Fairholme Funds (NASDAQ: FAIRX). He was previously Director of Waterpik, Inc., a manufacturer of personal and oral healthcare products, from 2013 to 2017, Vice Chairman of Stone Tower Capital, a leading independent investment manager, from 2010 to 2012, and Chairman and Senior Managing Director of SUN Group (USA), an investment firm, from 2007 to 2009. Within the past five years, Mr. Gilbert has served as Chairman of the board of directors of DURA Automotive Systems, Inc., an independent designer and manufacturer of driver control systems, CPM Holdings, Inc. (HKG: 0906), a manufacturer of process equipment used for oilseed and animal feed production, Co-Chairman of True Temper Sports, Inc., a manufacturer of golf shafts and precision sports equipment, and director of Olympus Re, a reinsurance company, as well as director of several privately held companies. Mr. Gilbert is a member of the Writer's Guild of America (East) and the Council on Foreign Relations and a director of the Lauder Institute at the University of Pennsylvania. He was previously a Trustee of the New York University Langone Medical Center. Mr. Gilbert received a bachelor's degree in economics from the Wharton School at the University of Pennsylvania, a law degree from the Harvard Law School, and an M.B.A. from Harvard Business School.

COMMITTEE MEMBERSHIP:	OTHER CURRENT PUBLIC DIRECTORSHIPS:
■ Compensation	■ MBIA, Inc.
■ Finance	■ TRI Pointe Homes, Inc.
■ Nominating and Corporate Governance	■ Oaktree Capital Group LLC
	■ The Fairholme Funds

Mr. Gilbert was selected to serve as a member of our Board of Directors based on his extensive experience leading companies in the financial services industry and serving as a director of public, NYSE-listed companies.

S. MICHAEL GILIBERTO

Age 68

Director
since: 2013

INDEPENDENT

BIOGRAPHY:

S. Michael Giliberto currently consults with investment management firms and has produced the Giliberto-Levy Commercial Mortgage Performance Index, an index that measures the investment performance of institutional-grade commercial mortgage whole loans, since 1993. He has consulted for several major real estate investment management firms and serves on the Advisory Committee on Real Estate at the University of Washington and on the Real Estate Advisory Committee for the New York State Common Retirement Fund. He previously served as Director of Portfolio Strategy and Senior Portfolio Manager at J.P. Morgan Asset Management from 2002 to 2010, and before that, he served as the head of Real Estate Research at J.P. Morgan Investment Management from 1996 to 2002. Prior to joining J.P. Morgan, Mr. Giliberto worked at Lehman Brothers, Inc. in the Fixed-Income Research department from 1993 to 1996 and at Salomon Brothers Inc. in the Real Estate Research department from 1989 to 1992. Before his career in the financial services industry, Mr. Giliberto was a professor in the Real Estate and Urban Land Economics Department at Southern Methodist University in Dallas, Texas. Mr. Giliberto has authored multiple publications about real estate investment, performance, asset allocation and capital markets, and he has been an Adjunct Professor at Columbia University's Graduate School of Business since 2007. In the past, he has served on the Real Estate Information Standards Board, and he was a director of the Pension Real Estate Association, where he served as Treasurer and Chairman and was awarded the 1996 Graaskamp Award for research excellence. Mr. Giliberto received a bachelor's degree from Harvard College, a master's degree in business economics from the University of Hartford, and a Ph.D. in finance from the University of Washington, and is a Fellow of the Royal Institution of Chartered Surveyors.

COMMITTEE MEMBERSHIP:
- Audit (Chair)
- Finance
- Nominating and Corporate Governance

Mr. Giliberto was selected to serve as a member of our Board of Directors based on his extensive experience in real estate investment and finance.

JAMES D. ROBINSON IV

Age 56

Director
since: 2015

INDEPENDENT

BIOGRAPHY:

James D. Robinson IV is currently a Founder and Managing Partner at RRE Ventures. He has been active within the technology community for over 30 years, and has led investments in and served on the boards of more than 40 technology companies. He is a Co-Founder and Director of Abra, and a Director of HYPR, Netsertive, NihaoPay, Noom, OLO and TheSkimm. Mr. Robinson is a Board Observer at Digital Currency Group (DCG) and Bitpay. Mr. Robinson has been recognized on the Forbes Midas List of Top 100 VC's, as well as Institutional Investors' Top Fintech Investors. Previously, he worked at H&Q Venture Capital and J.P. Morgan & Co. Earlier, he founded IV Systems (Unix applications). Mr. Robinson holds an MBA from Harvard and a joint degree in Computer Science & Business Administration from Antioch College. He is a director of the New York City Partnership Investment Fund and the HBS Alumni Angels.

COMMITTEE MEMBERSHIP:
- Compensation (Chair)
- Nominating and Corporate Governance (Chair)

Mr. Robinson was selected to serve as a member of our Board of Directors based on his more than 30 years of management and board experience in his industry, which drives the bulk of the business and job growth in our markets.

INFORMATION ABOUT OUR BOARD OF DIRECTORS AND ITS COMMITTEES

CONSIDERATION OF DIRECTOR CANDIDATES

The Nominating and Corporate Governance Committee considers candidates it identifies and properly submitted stockholder recommendations for candidates for membership on our Board of Directors. In evaluating such candidates, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience, diversity and capability on our Board of Directors and to address the membership criteria set forth below in "Director Qualifications." Any stockholder recommendation for consideration by the Nominating and Corporate Governance Committee should include the nominee's name and qualifications for membership on our Board of Directors. The recommending stockholder should also submit evidence of the stockholder's ownership of our shares, including the number of shares owned and the length of time of ownership. The recommendation should be addressed to the Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120.

Director Qualifications

Our Corporate Governance Guidelines contain the membership criteria for our Board of Directors. Directors should:

- possess the highest personal and professional ethics and integrity, exercise good business judgment, and be committed to representing the long-term interests of the company and our stockholders;
- have an inquisitive and objective perspective, practical wisdom and mature judgment; and
- serve our goal of diversity in professional experience and expertise to provide a range of viewpoints relevant to our business.

Directors must be willing to devote sufficient time and effort to carrying out their duties and responsibilities effectively and should be committed to serve on our Board of Directors for an extended period of time. A director who also serves as chief executive officer or holds an equivalent position at another company should not serve on more than two other boards of public companies in addition to our Board of Directors, and other directors should not serve on more than four other boards of public companies in addition to our Board of Directors. Pre-existing positions in excess of these limits may be maintained, unless our Board of Directors determines that doing so would impair the quality of the director's service to our Board of Directors.

The Nominating and Corporate Governance Committee ensures that any potential nominee is not an employee or agent of, and does not serve on the board of directors or similar managing body of, any of our competitors. The Nominating and Corporate Governance Committee also determines whether the potential nominee has a material interest in any transaction to which we are a party.

Identifying and Evaluating Candidates for Director

The Nominating and Corporate Governance Committee regularly identifies, reviews and discusses potential new candidates for director who could be valuable assets to our Board and to the company. The Nominating and Corporate Governance Committee considers whether, among other things, such candidates' backgrounds and experiences would align with the company's long-term strategy, enhance the Board's diversity and preserve the dynamic and effective culture that it believes exists in the Board's current composition. The Nominating and Corporate Governance Committee also takes the results of the Board's annual self-evaluation into account when considering Board candidates and composition.

The Nominating and Corporate Governance Committee may identify or solicit recommendations for director nominees from any or all of the following sources: non-management directors, the Chairman and Chief Executive Officer, other executive officers, third-party search firms or any other source it deems appropriate. The Nominating and Corporate Governance Committee will also consider candidates recommended by stockholders. At the majority of its in-person meetings, the Nominating and Corporate Governance Committee reviews the Board's current composition and its on-going list of potential new candidates for director.

The Nominating and Corporate Governance Committee routinely reviews and evaluates the qualifications and background of any director candidate whom it selects or who is proposed in accordance with its charter. In identifying and evaluating director candidates, the Nominating and Corporate Governance Committee may consider, in addition to the minimum qualifications for its recommended director nominees, all facts and circumstances that it deems appropriate or advisable, including the skills of the proposed director candidate, his or her depth and breadth of business experience, his or her independence and the needs of the Board. Once the Nominating and Corporate Governance Committee has identified candidates and has recommended such candidates to the Board, the Board selects nominees to be voted upon by the stockholders.

Prior to a vote as to whether a potential nominee is recommended to our Board of Directors, each member of the Nominating and Corporate Governance Committee is provided reasonable access

to such potential nominee. Such access includes a reasonable opportunity to interview such potential nominee in person or by telephone and to submit questions to such potential nominee. In addition, each potential nominee must provide the Nominating and Corporate Governance Committee with a written detailed biography and must identify the committees of our Board of Directors on which the potential nominee would be willing to serve.

Board Diversity

Diversity is an important objective at our company and for our Board. We look at diversity in all of its manifestations, including current and past business activities, and our Board represents diversity in age, perspectives and experience, and we value each component as a link to new ideas and constituents.

We are committed to maintain and improve diversity within the limitations of our Board size, as we believe our stockholders benefit from the deep engagement and responsiveness of our seven member Board. In addition, each director individually conducts a separate conference with our Chairman and Chief Executive Officer and President during each period between quarterly Board meetings.

Our last Board vacancy (upon the death of Alice M. Connell in 2017) was filled by a distinguished woman, Leslie D. Biddle. We continue to look for opportunities to enhance diversity on our Board and continue to evaluate the ideal size, roles, diversity and desired experience for our Board going forward. Our Board does not discriminate on the basis of race, color, national origin, gender, religion, disability, or sexual preference in selecting director candidates. The Nominating and Corporate Governance Committee will evaluate all proposed director candidates whom it considers or who have been properly recommended to it by stockholders based on the same criteria and in substantially the same manner, without regard to the source of the initial recommendation of the proposed director candidate.

LEADERSHIP STRUCTURE OF OUR BOARD OF DIRECTORS

Our Board of Directors understands there is no single, generally accepted approach to providing board leadership and does not have a fixed policy regarding the separation of the roles of Chief Executive Officer and Chairman of our Board of Directors. Given the dynamic and competitive environment in which we operate, the Board believes that the appropriate leadership may vary as circumstances warrant and that currently it is in our company's best interests to have Anthony E. Malkin serve as Chairman of our Board of Directors and Chief Executive Officer, because combining these roles in him promotes effective leadership, taps his depth of knowledge about our company and assets, and provides the clear focus needed to execute our business strategies and objectives.

Except for our Chairman, our Board of Directors consists entirely of independent directors. Further, our Board has appointed Steven J. Gilbert as Lead Independent Director, to assume duties which include chairing executive sessions of the independent directors, reviewing and commenting on Board agendas prior to meetings, facilitating communications, resolving any conflict among directors or between directors and senior management, and consulting with and providing counsel to our Chief Executive Officer as needed or requested.

BOARD OVERSIGHT OF STRATEGY

Our Board actively participates with management in the development, evaluation and refinement of our business strategy to help ensure that our strategic priorities are thoughtfully constructed and well-articulated to all constituents. The Board receives updates from management, including on progress toward our long-term redevelopment and repositioning program, proactive management of our portfolio and tenant relationships, changes in market conditions and external opportunities and challenges. The Board assists our management to refine its business strategy and react to particular opportunities or challenges that arise. While

management is charged with executing strategy on a daily basis, the Board monitors and evaluates performance through regular updates and active dialogue with our senior management team. Aspects of our business strategy are discussed at every meeting, and key elements of our strategy are embedded in the work performed by the committees of the Board. The directors on our Board believe that, through these ongoing efforts, they are able to focus on our performance over the short, intermediate and long-term to secure long-term growth of the business for our stockholders.

OUR BOARD OF DIRECTORS' ROLE IN RISK OVERSIGHT

While risk management is primarily the responsibility of our senior management team, our Board of Directors plays an active role in overseeing management's processes and controls to address our company's risks.



THE BOARD OF DIRECTORS

The committees of our Board of Directors assist the full Board in such risk oversight on the specific matters within the purview of each committee

Audit Committee	Compensation Committee	Finance Committee	Nominating and Corporate Governance Committee
■ financial risks ■ cybersecurity	■ risks relating to executive compensation arrangements	■ risks relating to our capital structure and strategies	■ reputational and corporate governance risks, including potential conflicts of interest and director independence

SENIOR MANAGEMENT

Our company's senior management team reports to our Board of Directors on the company's tenant base, leverage policies, any material litigation, compliance with applicable REIT rules, cybersecurity, and other risk-related matters. In addition, members of our Board of Directors routinely meet with members of senior management in connection with our business generally, matters submitted for review or approval by our Board, and related risks.

Cybersecurity risk	Disclosure Committee *(consisting of certain executives and senior employees)*
■ Chief Information Officer and Vice President of Information Security present a cybersecurity update at each quarterly Audit Committee meeting and cybersecurity is an area reviewed by internal audit testing.	■ meets at least quarterly and additionally as often as circumstances dictate to ensure the accuracy, completeness and timeliness of our disclosure statements, and to evaluate the effectiveness of the design and operation of our disclosure controls and procedures. Their purpose is to bring employees from our core business lines together with employees involved in the preparation of our financial statements to consider the information required to be disclosed to the company's stockholders, the SEC and the investment community. Our Disclosure Committee reports to our Chief Executive Officer and Chief Financial Officer and its findings are shared with the Audit Committee.

While each committee assumes certain responsibilities to evaluate certain risks and oversee management's plan regarding such risks, the full Board of Directors keeps itself regularly informed regarding such risks through committee reports and otherwise.

In addition to our Board of Directors' review of risks applicable to our company generally, the Board conducts an annual self-assessment in order to evaluate performance for the purpose of improving Board and committee processes and effectiveness.

BOARD OF DIRECTORS AND COMMITTEE SELF-EVALUATIONS

Throughout the year, our Board of Directors discusses corporate governance practices with management and third party advisers to ensure that the Board and its committees follow practices that are optimal for the company and its stockholders. As part of this process, the Board conducts an annual self-evaluation in order to determine whether it and its committees are functioning effectively. With concurrence from the Board, the Nominating and Corporate Governance Committee develops and implements procedures for the design and implementation of the Board self-evaluation process. In 2018, our Board again engaged a third party service provider to assist with developing and administering a director self-assessment questionnaire, with topics that included Board and committee composition and culture, Board and committee meetings and administration, the company's strategy and performance, succession planning and risk management. Our Chairman and Chief Executive Officer and Lead Independent Director conferred with Board members and each committee Chair to summarize the questionnaire responses and recommendations for discussion with the Board. At its next in-person meeting, each committee and the Board held a discussion of these topics.

DIRECTOR ON-BOARDING AND CONTINUING EDUCATION

The Board has an orientation and on-boarding program as part of its effort to integrate new directors in their role and familiarize them with the company. The company also provides continuing education for all directors.

New Director Orientation	Our orientation program is tailored to the needs of each new director depending on his or her level of experience serving on other boards and knowledge of the company or industry acquired before joining the Board. Materials provided to new directors include information on the company's business plan, financial matters, corporate governance practices, the Code of Business Conduct and Ethics ("Code of Conduct"), and other key policies and practices. New directors meet with the Chairman and Chief Executive Officer, executive officers and other members of senior management for briefings on the executives' responsibilities, programs and challenges. New directors are invited for tours of our properties, including the visitor experience of the Observatory at the Empire State Building. New Audit Committee members meet with representatives from our independent registered accounting firm.
Continuing Director Education	Representatives of management brief the Board regularly on topics designed to provide directors a deeper understanding of various aspects of our business. Continuing director education is provided during portions of Board and committee meetings and other Board discussions. Our focus is on items necessary to enable the Board to consider effectively longer-term strategic issues and topics that address their fiduciary responsibilities. During 2018, for example, the Board received a presentation from the company's employment counsel on best practices for handling harassment or discrimination matters. The Audit Committee devotes time to educating committee members about new accounting rules and standards, and topics necessary to having a good understanding of our accounting practices and financial statements. The Nominating and Corporate Governance Committee receives presentations by legal advisors on topics such as governance trends and shareholder activism. The Board uses property visits as a regular part of education. Our Board's engagement in the company's business, such as these on-site visits at our properties and to the Observatory at the Empire State Building, provides it with useful information and perspectives that enhance its performance.

DIRECTOR INDEPENDENCE

Background

Our Corporate Governance Guidelines provide that a majority of our directors serving on our Board of Directors must be independent as required by the listing standards of the New York Stock Exchange ("NYSE"). In addition, our Board of Directors has adopted director independence standards that assist our Board of Directors in making determinations with respect to the independence of directors.

Independence Determinations Made by Our Board of Directors

Our Board of Directors has determined, based upon its review of all relevant facts and circumstances and after considering all applicable relationships of which our Board of Directors has knowledge between or among the directors and the company or our management, that each of our directors, other than Anthony E. Malkin, has no material relationship with us (either directly or as a partner, stockholder, director or officer of an organization that has a relationship with us) and is "independent" as defined in the NYSE listing standards and our director independence standards. No director participated in the final determination of his own independence.

EXECUTIVE SESSIONS OF INDEPENDENT DIRECTORS

The independent members of our Board of Directors meet in executive session during each regularly scheduled meeting of our Board of Directors without the presence of any persons who are part of our management. The executive sessions are chaired by our Lead Independent Director.

BOARD MEETINGS AND ATTENDANCE

During 2018, our Board of Directors held four meetings and acted by unanimous written consent on four occasions. We encourage each member of our Board of Directors to attend each annual stockholders meeting in person, and all such members did so in 2018, as in prior years.

In 2018, **each director attended 100% of the meetings of our Board of Directors and of each committee of our Board of Directors on which such director served.**

BOARD COMMITTEES

Our Board has four standing committees: an Audit Committee, a Compensation Committee, a Finance Committee and a Nominating and Corporate Governance Committee. The current charter for each of these committees is available on our corporate website at *www.empirestaterealtytrust.com* in the "Investors/Governance Documents" section.

AUDIT COMMITTEE

MEMBERS:	
S. Michael Giliberto (Chair) Leslie D. Biddle Thomas J. DeRosa Meetings held in 2018: **11**	We have adopted an Audit Committee Charter, which outlines the principal functions of the Audit Committee, including assisting our Board of Directors in overseeing: ■ our financial reporting, auditing and internal control activities, including the integrity of our financial statements; ■ our compliance with legal and regulatory requirements and ethical behavior; ■ the independent auditor's qualifications and independence; ■ the performance of our internal audit function and independent auditor; and ■ the preparation of Audit Committee reports for inclusion in this Proxy Statement. The Audit Committee is also responsible for: ■ engaging our independent registered public accounting firm; ■ reviewing with our independent registered public accounting firm the plans and results of the audit engagement; ■ approving professional services provided by our independent registered public accounting firm; ■ reviewing the independence of our independent registered public accounting firm, ■ considering the range of audit and non-audit fees; and ■ reviewing the adequacy of our internal accounting controls. Additional information regarding the functions performed by our Audit Committee is set forth in the "Audit Committee Report" included in this Proxy Statement on page 84. Each of the current members of the Audit Committee is "independent" and "financially literate" as such terms are defined by the applicable rules of the SEC and/or NYSE. Our Board of Directors has also determined that each of them is an "audit committee financial expert" as defined in the rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002, as amended.

COMPENSATION COMMITTEE

MEMBERS:	
James D. Robinson IV (Chair) Steven J. Gilbert Meetings held in 2018: **6**	We have adopted a Compensation Committee Charter, which outlines the principal functions of the Compensation Committee, including: ■ reviewing and approving on an annual basis the corporate goals and objectives relevant to the compensation paid by us to our Chief Executive Officer and the other members of our senior management team, evaluating the performance of our Chief Executive Officer and the other members of our senior management team in light of such goals and objectives, and determining and approving the remuneration of our Chief Executive Officer and the other members of our senior management team based on such evaluation; ■ with advice from an independent consultant, reviewing and making recommendations to the Board of Directors with respect to non-executive director compensation; ■ overseeing any equity-based remuneration plans and programs; ■ assisting our Board of Directors and its Chairman in overseeing the development of executive succession plans; ■ preparing and recommending to the Board of Directors for inclusion in the annual proxy statement the Compensation Committee report; and ■ retaining and approving the compensation of any compensation advisors and evaluating the independence of any such compensation advisors. Each of the current members of the Compensation Committee is "independent" as defined by the applicable rules of the NYSE and is a "non-employee director" as defined by the applicable rules and regulations of the SEC.

FINANCE COMMITTEE

MEMBERS:

William H. Berkman (Chair)
Steven J. Gilbert
S. Michael Giliberto
Meetings held in 2018: **2**

We have adopted a Finance Committee Charter, which outlines the principal functions of the Finance Committee, including:

- assisting the Board of Directors in its oversight of our capital structure, financial policies and strategies; and
- at the request of the Board of Directors, providing advice to management, and a vote on management's recommendations to the Board of Directors, regarding the debt and equity structure of the company, which may include: (i) the company's credit rating strategies, (ii) the company's hedging program, if any, and the policies and procedures governing the use of financial instruments, and (iii) material terms of the company's issuance of debt and equity securities and authorization for stock repurchases and stock splits.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

MEMBERS:

James D. Robinson IV (Chair)
William H. Berkman
Leslie D. Biddle
Steven J. Gilbert
S. Michael Giliberto
Meetings held in 2018: **4**

We have adopted a Nominating and Corporate Governance Committee Charter, which outlines the principal functions of the Nominating and Corporate Governance Committee, including:

- providing counsel to our Board of Directors with respect to the organization, function and composition of our Board of Directors and its committees;
- developing and implementing procedures and exercising oversight of our Board's annual self-evaluation and evaluation of management and reporting same to our Board;
- periodically reviewing and, if appropriate, recommending to our Board of Directors changes to, our corporate governance policies and procedures, including our Code of Conduct;
- identifying and recommending to our Board of Directors potential director candidates for nomination; and
- recommending to our Board of Directors the appointment of each of our executive officers.

Each of the current members of the Nominating and Corporate Governance Committee is "independent" as such term is defined by the applicable rules of the NYSE.

CORPORATE GOVERNANCE POLICIES AND PRACTICES

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines which address significant issues of corporate governance, including among others director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, director self-evaluation, management responsibilities, management succession, annual performance evaluation of management by our Board of Directors, and meeting procedures. These guidelines meet or exceed the listing standards adopted by the NYSE, on which our Class A common stock is listed. Our Nominating and Corporate Governance Committee is responsible for assessing and periodically reviewing the adequacy of the Corporate Governance Guidelines and will recommend, as appropriate, proposed changes to our Board of Directors.

Standards of Business Conduct, Ethics and Corporate Culture

Our corporate standards are clearly articulated so that they may be understood by every person at the company. To this end, the company has documented the Code of Conduct as well as a set of Guiding Principles that, together, provide the principles that govern employee conduct with our tenants and vendors, stockholders and one another, as well as with the markets and communities in which we do business.

CODE OF BUSINESS CONDUCT AND ETHICS

Our Board of Directors has adopted the Code of Conduct, which applies to our directors, officers and employees and is reviewed and overseen by our Nominating and Corporate Governance Committee. We train our employees on the Code of Conduct on an annual basis and provide additional compliance training on key topics on a rotational basis, including insider trading, anti-harassment and discrimination and cybersecurity. All employees are required annually to reaffirm their compliance with the Code of Conduct. The Code of Conduct's focus is on maintaining a strong corporate culture that instills and enhances a sense of personal accountability. Among other matters, the Code of Conduct is designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest involving personal and/or professional relationships;
- fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
- compliance with applicable governmental laws, rules and regulations; and
- prompt internal reporting of violations of the Code of Conduct to appropriate persons identified in the Code of Conduct.

Employees are required to speak up about misconduct and report suspected or known Code of Conduct violations. The Code of Conduct prohibits retaliation against anyone who raises an issue or concern in good faith. Any waiver of the Code of Conduct for our directors or executive officers may be made only by our Board of Directors or one of our Board committees. We intend to disclose on our website any amendment to, or waiver of, any provision of the Code of Conduct that would be required to be disclosed under the rules of the SEC or the NYSE.

GUIDING PRINCIPLES

The company's Guiding Principles are a compilation of authentic traits which made the company's predecessor entities successful. These principles are intended to remind long-term team members, and acquaint new team members, regarding the company's genuine characteristics which are important to the company's past and its future success. Our Guiding Principles set forth five central tenets for the company:

- ESRT is not about buildings, it is about service, and our service is our Brand;
- ESRT is a Team;
- ESRT acts on Knowledge: we do what we know; if we do not know, we ask, and if we do know, we teach;
- ESRT relies on communication; and
- ESRT's goal is Once Right: we look for development of repeatable processes to provide certainty and save time.

You are encouraged to visit our website at *www.empirestaterealtytrust.com* to view or obtain copies of our Corporate Governance Guidelines and Code of Conduct. The information found on, or accessible through, our website is not incorporated into, and does not (including, with respect to environmental sustainability, as noted below) form a part of, this Proxy Statement or any other report or document we file with or furnish to the SEC. You may also obtain, free of charge, a copy of our Corporate Governance Guidelines and Code of Conduct by directing your request in writing to Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120.

Whistleblower Policy

Our Audit Committee has adopted procedures for (i) the anonymous and confidential submission by employees or other interested parties of complaints or concerns regarding violations of securities laws or questionable accounting, internal accounting controls or auditing matters, and (ii) the receipt, retention and treatment of employee complaints or concerns regarding such matters. If you wish to contact our Audit Committee to report complaints or concerns relating to the financial reporting of our company, you may do so via our hotline at (855) 326-9626, via email at *https://reportlineweb.com/empirestaterealtytrust*, or in writing to our General Counsel or the Chairman of our Audit Committee, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120. Any such communication may be made anonymously.

COMMUNICATIONS WITH OUR BOARD OF DIRECTORS

We have a process by which stockholders and/or other parties may communicate with our Board of Directors, our independent directors as a group, or our individual directors by e-mail or regular mail. Any such communication may be made anonymously. All communications by e-mail should be sent to Investor Relations at *ir@empirestaterealtytrust.com*. Communications sent by regular mail should be sent to the attention of the Board of Directors, the Independent Directors, the Lead Independent Director, any of the Chairs of the Audit Committee, Compensation Committee, Finance Committee, or Nominating and Corporate Governance Committee, in each instance in care of the company's Chief Financial Officer at the company's office at 111 West 33rd Street, 12th Floor, New York, New York 10120.

The company's Chief Financial Officer will review each communication received in accordance with this process to determine whether the communication requires immediate action. All appropriate communications received, or a summary of such communications, will then be forwarded to the appropriate member(s) of our Board of Directors. However, we reserve the right to disregard any communication which the company's Chief Financial Officer determines is unduly hostile, threatening, illegal, unrelated to the company, or otherwise inappropriate.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE PRINCIPLES

Environmental, social and governance ("ESG") principles play a strategically important role in our capital allocation, innovation process and the way in which we interact with our stakeholders. We believe that disclosure about our ESG practices allows our stockholders to see our company holistically and understand its trajectory beyond fundamentals and financial metrics. This section of our Proxy Statement contains information about a variety of our ESG practices, which we pursue in a manner which we believe ultimately benefits our stockholders and positions us to be an industry leader. Additional information about the corporate governance of our company is also included in other sections of this Proxy Statement.

ENVIRONMENTAL SUSTAINABILITY

Our sustainability initiatives are a critical component of our commitment to corporate responsibility. Our focus is on facts reported clearly, and our innovation in sustainability gives us a competitive edge as we compete to lease space to quality tenants, and thus improve stockholder value.

We are committed to integrated portfolio-wide strategies for energy efficiency and sustainability. We have requirements in our buildings for practices to enhance the health and wellness of our building occupants during design, construction, operations and maintenance. Our sustainability program is structured around quantifiable improvement in key areas, including: energy efficiency, water efficiency, recycling and waste diversion and healthy work environments for our tenants and employees (indoor environmental quality, or "IEQ"). Key performance indicators allow us to measure the success of our sustainability efforts.



Our sustainability priorities are shaped by our Sustainability Committee. The Sustainability Committee meets quarterly, and its standing members include our Chairman and Chief Executive Officer, other named executive officers, a number of our senior executives, property construction and operations executives, and an outside consultant. The Sustainability Committee's agenda has been customized over time to reflect the company's proactive leadership and commitment to results.

High performance design and construction guidelines are integrated into all of our leases. These guidelines include performance-based criteria for energy, water, healthy IEQ, responsible materials specifications and waste diversion. Our lease requirements allow for collaboration between tenant and landlord to achieve efficiency improvements. We share energy, water, waste and IEQ data with our tenants and provide them with expertise and on-going advice to ensure continued efficient performance.

We engage in numerous ways on our sustainability efforts, including through these initiatives:

KEY PERFORMANCE INDICATORS



ENERGY

- ROI-driven Energy Conservation Measure development and implementation
- Energy Star and Energy Star for Tenant Spaces
- Real-Time Energy Management
- Tenant Energy Audits
- Tenant Energy Management Software Programs
- 100% Renewable Energy at Empire State Building

WATER

- Ultra-low flow fixtures for water closets, urinals, sinks, showers
- Audits of water utility usage
- Process/HVAC water efficiency for water used for cooling and heating
- Submetering to monitor and manage water usage

WASTE

- Aggressive waste diversion strategies to meet and exceed NYC legislation
- Audits of waste usage overall and in tenant spaces
- Tenant education on recycling best practice
- Composting pilots
- Furniture Reuse and Donation Program

IEQ

- IEQ testing in all properties
- No/low Volatile Organic Compound (VOC) materials
- Active air purification
- Demand Controlled Ventilation and CO_2 sensors throughout spaces as standard practice

We continue to grow our sustainability initiatives based upon innovation and continuous feedback from our tenants and other constituents:

- education and engagement with our tenants at annual town hall meetings, one-on-one customized meetings, tenant Green Committee meetings, education materials in emails and on our elevator screens, and building events;
- training sessions with building engineers and property managers on code changes, demand management, building management systems, recycling and tenant energy management;
- monitoring and verification of energy efficiency measures within tenant spaces;
- dedicated sessions during leasing, broker and project management meetings; and
- sessions with our employees at ESRT University, which provides educational seminars.

We have developed a comprehensive goal-setting, tracking and reporting sustainability program, reported via our portfolio sustainability matrix that is built around investment and return-oriented measures of success and verified benefits to our employees and tenants. We choose to pursue our own approach rather than participate in certain third-party certification programs of limited utility. We believe our approach advances our sustainability and our tenants' goals with quantifiable results.

Our Chairman and Chief Executive Officer speaks nationally and internationally on the subject of energy efficiency in the existing built environment. He is also the Chair of the Real Estate Roundtable's Sustainability Policy Advisory.

We are also industry leaders and have achieved recognition for our leadership in energy performance, green leasing, purchasing of renewable energy, the Urban Land Institute's Tenant Energy Optimization Program, and Energy Star for Tenant Spaces. We have received the Environmental Protection Agency's Energy Star Green Power and Green Lease Leaders Awards.

Energy

Our industry-leading energy efficiency and sustainability work, which we first undertook at the Empire State Building, continues to be implemented throughout our entire portfolio. Because our tenants' energy usage impacts our overall building performance, we partner with our tenants to drive return-on-investment-based energy efficiency by monitoring our reduction in energy consumption and continuously developing new energy conservation measures and technologies for our buildings and tenants. Our energy efficiency practices not only help save tenants money through reduced direct utility costs, but they also create healthy workplace environments. To the extent the energy sources we use produce carbon, our comprehensive work lowers carbon emissions. Our team of experts conducts on-going monitoring and verification audits and Tenant Energy Management (TEM) analytics.

We completed a groundbreaking deep energy retrofit project at the Empire State Building, which serves as the leading global model demonstrating the business case for deep energy retrofits. All project information is publicly available and open source at *www.esbsustainability.com*. We developed practices for high performing tenant installations, and our Chairman and Chief Executive Officer led the program which made that information available as the Tenant Energy Optimization Program at the Urban Land Institute for which project information is publicly available and open source at *https://tenantenergy.uli.org*.

Based upon the latest methodology and available certified scores, 84% of our eligible office portfolio measured by square feet is Energy Star Certified. Energy Star-certified buildings meet strict energy performance standards set by the Environmental Protection Agency. They use less energy and are less expensive to operate, and have a reduced impact on the environment.

ESRT ENERGY STAR CERTIFICATIONS



84[1]
Average ENERGY STAR Score
(eligible properties)

11
PROPERTIES

TOTALING
7.8 SQ.FT.

84%
OF OUR ELIGIBLE FLOOR AREA MEASURED BY SQUARE FEET IS **ENERGY STAR CERTIFIED**

(1)   Based upon the latest methodology and available certified scores.

The chart to the right shows our annual average energy use PSF across our portfolio and the applicable year-end occupancy percentage.

SOURCE ENERGY USE INTENSITY



Water Use Reduction

We strive to reduce water usage and promote conservation efforts by implementing water conservation initiatives such as ultra-low flow water closets, urinals, lavatory sinks and efficient cleaning and landscaping policies. Aggregate water usage across our portfolio may vary year-over-year based upon factors such as weather, building population at different points during the year and changes in retail usage in the building. Below are several of our historical water use metrics that demonstrate the aggregate results of our water use reduction efforts across our portfolio over time, alongside the applicable year-end occupancy percentage:

WATER USE

Absolute

168,950 kgal

2014 162,562
2015 159,223
2016 154,023
2017 154,500
2018 168,950

Historical Use Intensity[1][2]



(1) As measured by New York City Department of Environmental Protection billing data, which is subject to adjustment, typically within 12–18 months after a calendar year.
(2) Building population may vary from occupancy figures shown, which are defined by lease commencement.

Waste Management and Recycling

We recycle tenant waste and construction debris throughout our entire portfolio. Our goal is to increase recycling diversion rates and the types of materials recycled, both in daily waste and in renovation and new construction. Our team provides tenant education programs to ensure waste is diverted from landfills at every step, from the individual employee, to the bins on tenants' floors, to the cleaning team, to the waste hauler and customized recycling, reuse and donation programs.

Indoor Environmental Quality

In an effort to improve the IEQ in our buildings, we have upgraded our systems to improve efficiencies and tenant comfort levels through demand controlled ventilation, CO_2 sensors, air purification systems and the installation of higher performance air filters. Furthermore, we and our tenants are required to use low or no Volatile Organic Compound ("VOC") paints, wall covering, carpet, base, and adhesives in all projects. We have implemented best practices in green cleaning, using Green Seal products and practices, as well as integrated pest management ("IPM") procedures, including the use of Green Shield Certified products and vendors to minimize the impact to the environment and the overall well-being of our tenants. We perform regular IEQ testing to ensure all VOCs, particulate matter, CO_2, CO and other contaminants remain below the most stringent acceptable levels. The graphic below shows the greenhouse gas emissions associated with the energy use in our buildings and the applicable year-end occupancy percentage.

GREENHOUSE GAS EMISSIONS

Absolute

55,582 $MTCO_2e$

SCOPE 1
AND 2 EMISSIONS

Historical Intensity



Portfolio Sustainability Matrix

A summary version of our portfolio sustainability matrix is included below. It is our customized approach to depicting comprehensive efficiency and sustainability initiatives at our properties. An in-depth version of the portfolio sustainability matrix, along with other data, information and achievements regarding our sustainability program, is available on our website at *www.empirestaterealtytrust.com/about-us/sustainability*.

Key Sustainability Focus Area	In Total Portfolio Wherever Practical
Sustainability Program Management	✓
Sustainability Committee	✓
Annual & Long Term Sustainability Targets	✓
Tenant Engagement & Education Programs	✓
Leadership & Sharing	✓
Energy Initiatives	✓
Whole Building Energy Retrofit Analysis (Replicate ESB Model)	✓
High Performance Tenant Installation Required per Lease	✓
Utilities Billed by Submetering (as installed)	✓
Demand Response/Peak Load Shaving	✓
Water Initiatives	✓
Ultra low flow fixtures	✓
Reduce process/HVAC water use	✓
Waste Initiatives	✓
Waste Management/Recycling	✓
Construction Debris	✓
Comprehensive Waste Diversion for Tenant Waste	✓
Separate Electronic Recycling	✓
Dual Stream Recycling	✓
Indoor Environmental Quality (IEQ) Initiatives	✓
Green Cleaning Products and Practices	✓
Green Pest Management Products and Practices	✓
Ongoing IEQ Testing	✓

SOCIAL INITIATIVES

Our people drive our success — who we are is what we do. We are fully committed to investment in the personal and professional development of our people. We strive to create a dynamic environment where all employees can achieve and contribute. In addition to our charitable donations, we believe in developing a strong relationship with our surrounding communities. We take the responsibility of corporate citizenship seriously and encourage the same of our employees.

The health and wellness of our employees and their families are our focus, and we offer a range of programs to our corporate employees to support this. We host a series of wellness programs providing guidance on nutrition, sickness prevention and general healthy living. Employees enjoy complimentary access to our state-of-the-art company fitness centers. Our ESRT University program presents our employees with monthly educational seminars on a variety of topics such as public speaking, Internet trends and

U.S. tax reform. Our tuition reimbursement program is also offered to strengthen and develop further our employees both in and out of the office. Through our comprehensive benefits package, we offer an Employee Assistance Program which provides professional assistance in connection with various personal challenges, such as depression, financial difficulties and elder care.

To assist our corporate employees with retirement planning, we have a 401(k) Retirement Plan (our "401(k) Plan"). Our 401(k) Plan permits an eligible employee to defer a percentage of eligible annual compensation, subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the "IRS Code"). The employee's elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. In order to encourage employee participation, we match up to $1,250 of employee contributions in cash, and these contributions vest over time.

GOVERNANCE ENHANCEMENTS

Stockholder Outreach

Our Board of Directors and senior management believe that engaging in stockholder outreach is an essential element of strong corporate governance. We strive for a collaborative approach on issues of importance to investors and continually seek to understand better the views of our investors. Our senior management team engages with our stockholders throughout the year in a variety of forums and discusses, among other things, our business strategy and overall performance, executive compensation program and corporate governance.

Leading up to our 2018 annual stockholders meeting, our Lead Independent Director, the Chairman of the Compensation Committee, other directors, and/or members of senior management, contacted more than 35 stockholders representing more than 81% of our outstanding Class A common stock regarding matters to be voted on at the meeting, including executive compensation, corporate governance, and related matters of interest to the stockholders. We shared the feedback received during the stockholder outreach process with all members of the Board, who discuss it and consider it as a point of reference in all actions which follow, as further discussed below.

Topic	Result	Section	Page(s)
Environmental, Social and Governance	Enhanced disclosure on ESRT's leadership in this area, including the environmental, social and governance issues that materially impact our business and our collaborative efforts with constituents across our portfolio	Environmental Sustainability	23–27
Adoption of Proxy Access	Adopted a proxy access bylaw provision in March 2018	Adoption of Proxy Access and Stockholder Amendment of the Bylaws	29
Stockholders' Right to Amendment of the Bylaws	Adopted a bylaw provision providing our stockholders with the right to amend our bylaws in March 2019	Adoption of Proxy Access and Stockholder Amendment of the Bylaws	29
Executive Compensation	Enhanced our disclosure regarding the progression of our executive compensation program since our initial public offering ("IPO") and the main topics that we review with stockholders in discussion about such program	Compensation Discussion and Analysis (including "Stockholder Engagement on Executive Compensation" on pages 39–40)	33–55

Adoption of Proxy Access and Stockholder Amendment of the Bylaws

As a result of our stockholder engagement efforts described above and our commitment to corporate governance:

- in March 2018, we adopted a proxy access bylaw provision, enabling our stockholders to include their own director nominees in our proxy materials along with candidates nominated by the Board, so long as stockholder-nominees meet certain requirements, as set forth in our bylaws; and

- in March 2019, we provided our stockholders with the right to amend our bylaws, co-extensive with the right of the Board to do the same.

PROXY ACCESS

Our bylaws include a proxy access right that permits a stockholder, or group of no more than 20 stockholders, meeting specified eligibility requirements, to include director nominees in the company's proxy materials for our annual meetings of stockholders. The maximum number of director nominees that may be submitted pursuant to these provisions may not exceed 20% of the number of directors then in office. In order to be eligible to utilize the proxy access provisions, a stockholder, or group of stockholders, must, among other requirements:

- have owned shares of common stock equal to at least 3% of the aggregate of the issued and outstanding shares of common stock of the company continuously for at least the prior three (3) years;

- represent that such shares were acquired in the ordinary course of business and not with the intent to change or influence control at the company and that such stockholder or group does not presently have such intent; and

- provide a notice requesting the inclusion of director nominees in the company's proxy materials and provide other required information to the company not earlier than 150 days nor later than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting

of stockholders (with adjustments if the date for the upcoming annual meeting of stockholders is advanced or delayed by more than 30 days from the anniversary date of the prior year's annual meeting).

Additionally, all director nominees submitted through these provisions must be independent (pursuant to the requirements under the rules of the primary stock exchange on which the common stock of the company is listed, the SEC and any publicly disclosed standards used by the Board of Directors, as well as the audit committee and compensation committee independence requirements under the rules of such primary stock exchange) and meet specified additional criteria. Stockholders will not be entitled to utilize this proxy access right at an annual meeting if the company receives notice through its traditional advanced notice bylaw provisions that a stockholder intends to nominate a director at such meeting. The foregoing proxy access right is subject to additional eligibility, procedural and disclosure requirements set forth in our bylaws. See also "Director Nominees (Proxy Access)" on page 92.

STOCKHOLDER AMENDMENT OF THE BYLAWS

Our bylaws permit stockholders of the company to amend the company's bylaws by the affirmative vote of the holders of a majority of all the votes entitled to be cast on the matter. Prior to the adoption of this bylaw provision in March 2019, the exclusive power to amend the bylaws was vested in the Board of Directors. The Board of Directors continues to have the power to alter or repeal any bylaw provision, to adopt new bylaw provisions and to make new bylaws, co-extensive with the right of the stockholders described here. A stockholder amendment proposal may not alter or repeal, or adopt any provision inconsistent with, the provisions of the amended bylaws: (i) providing for indemnification of directors and officers of the company or (ii) setting forth the procedures for amendment of the bylaws, in either case, without the approval of the Board of Directors.

COMPENSATION OF DIRECTORS

Members of our Board of Directors who are not independent receive no additional compensation for their services as directors. Each independent director receives an annual base retainer for his or her services of $200,000. The annual base retainer is paid, at such director's election, either:

- 40% in cash and 60% in long-term incentive units of partnership interest in our operating partnership ("LTIP units") issued pursuant to the First Amended and Restated Empire State Realty

Trust, Inc. Empire State Realty OP, L.P. 2013 Equity Incentive Plan (as amended, our "2013 Equity Plan") and/or restricted shares of our Class A common stock under our 2013 Equity Plan; or

- 100% in the form of such LTIP units and/or restricted shares of our Class A common stock,

in each case with such equity awards to vest pro rata on an annual basis over a period of three years.

Including the annual base retainer, the following table sets forth each element of annual compensation payable to our independent directors for their services:

Role	Annual Compensation Amount ($)
Independent Director Base Retainer (100% equity, or 60% equity/40% cash)	200,000
Lead Independent Director	75,000
Audit Committee Chair	15,000
Compensation Committee Chair	12,500
Finance Committee Chair	12,500
Nominating and Corporate Governance Committee Chair	10,000
Independent Director Committee Membership Fee	5,000

Fees for service as the Lead Independent Director and on committees of the Board of Directors are payable in cash. Independent directors and committee members are generally not eligible to receive fees for attending meetings of our Board of Directors or meetings of committees of our Board of Directors. However, to the extent that our Board of Directors or a particular committee meets in excess of eight times per annum, the independent director or committee members, as applicable, will receive a fee of $1,500 for attending each such meeting of the Board of Directors or meeting of the

committee in excess of such threshold. We also reimburse each of our independent directors for his or her travel expenses incurred in connection with attendance at Board of Directors and committee meetings. In 2017, the Compensation Committee and Board of Directors consulted an independent compensation consultant regarding current levels and trends in director compensation at peer and other public companies, including a benchmarking analysis by the consultant, to assess the alignment of the company's compensation policies with peers and market practice.

The following table sets forth the compensation earned by each of our independent directors for the year ended December 31, 2018:

Name[1]	2018 Director Compensation		
	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[2][3]	Total ($)
William H. Berkman	16,667	200,000	216,667
Leslie D. Biddle	13,667	200,000	213,667
Thomas J. DeRosa	9,500	200,000	209,500
Steven J. Gilbert	139,333	120,000	259,333
S. Michael Giliberto	108,667	120,000	228,667
James D. Robinson IV	53,167	200,000	253,167

(1) The stock awards were made in the form of LTIP units that vest pro rata on an annual basis over a period of three years after the date of grant, subject to their continued service as director and acceleration in the event an independent director has a termination of service on account of death or "disability" (as defined in our 2013 Equity Plan). Amounts shown do not reflect compensation actually received by the named director. Instead, the amount shown is the aggregate grant date fair value of LTIP units issued to the director as determined pursuant to Financial Accounting Standards Board's Accounting Standards Codification Topic 718 "Compensation — Stock Compensation," or FASB ASC Topic 718, which is equal to $15.20 per unit. The assumptions used to calculate the grant date fair value of such awards are set forth under Note 9 of the Notes to the 2018 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2018.

(2) For the annual period beginning May 16, 2018, Ms. Biddle and Messrs. Berkman, DeRosa and Robinson each elected to receive 100% of their annual base retainer in LTIP units, while Messrs. Gilbert and Giliberto each elected to receive their annual base retainer 60% in LTIP units and 40% in cash.

(3) As of December 31, 2018, Messrs. Berkman and DeRosa each held 21,967 unvested LTIP units, Ms. Biddle held 18,963 unvested LTIP units, Mr. Gilbert held 15,765 unvested LTIP units, Mr. Giliberto held 13,180 unvested LTIP units, and Mr. Robinson held 19,382 unvested LTIP units.

OUR CHAIRMAN EMERITUS AND EXECUTIVE OFFICERS

Set forth below is the biographical information regarding our Chairman Emeritus and executive officers who are not also directors.

Name	Age	Position
Anthony E. Malkin	56	Chairman and Chief Executive Officer
Peter L. Malkin	85	Chairman Emeritus
John B. Kessler	54	President and Chief Operating Officer
David A. Karp	59	Executive Vice President and Chief Financial Officer
Thomas P. Durels	57	Executive Vice President, Real Estate
Thomas N. Keltner, Jr.	72	Executive Vice President, General Counsel and Secretary

PETER L. MALKIN
Chairman Emeritus

Peter L. Malkin is our Chairman Emeritus. Peter L. Malkin joined his father-in-law and Malkin Holdings LLC's co-founder, Lawrence A. Wien, as a principal of Malkin Holdings LLC in 1958, and was responsible for the syndication and supervision of property acquisitions and operations of Malkin Holdings LLC. Peter L. Malkin is the founding chairman and a director of the Grand Central Partnership, The 34th Street Partnership and The Fashion Center Business Improvement District, each of which is a not-for-profit organization that provides supplemental public safety, sanitation and capital improvement services to a designated area in midtown Manhattan. Peter L. Malkin is also Co-Chairman of the Emeritus Council of Directors of Lincoln Center for the Performing Arts, Inc. (having been the longest serving board member of that institution), Founding Chairman and currently Chairman Emeritus of the Dean's Council of the Harvard Kennedy School, Co-Chair Emeritus of The Real Estate Council of the Metropolitan Museum of New York, founding Co-Chair with Paul Newman and Co-Chair Emeritus of the Committee Encouraging Corporate Philanthropy, a member of the Global Wealth Management Advisory Committee of Bank of America, a member of the Advisory Committee of the Greenwich Japanese School, a partner in the New York City Partnership and a director of the Realty Foundation of New York. Peter L. Malkin received a bachelor's degree summa cum laude, Phi Beta Kappa, from Harvard College and a law degree magna cum laude from Harvard Law School.

JOHN B. KESSLER
President and Chief Operating Officer

John B. Kessler serves as our President and Chief Operating Officer. From 2010 to 2013, Mr. Kessler was a Managing Director in the credit business for Fortress Investment Group LLC (NYSE: FIG), where he focused on real estate. From 1993 to 2010, Mr. Kessler held various positions in real estate at Morgan Stanley (NYSE: MS), including Global Chief Financial Officer for the Morgan Stanley Real Estate ("MSRE") investing business and Managing Director. He also managed MSRE's core equity funds and separate accounts business. Mr. Kessler is a member of the Urban Land Institute and the Real Estate Board of New York. Mr. Kessler received a bachelor's degree cum laude from Harvard College where he studied Engineering Sciences and an M.B.A. from the University of Chicago Booth School of Business.

DAVID A. KARP
Executive Vice President and Chief Financial Officer

David A. Karp is our Executive Vice President and Chief Financial Officer. Mr. Karp joined our predecessor in November 2011 and is responsible for our activities relating to finance, capital markets and investor relations. Prior to joining our predecessor, from February 2006 to February 2011, Mr. Karp served as Managing Director and Chief Financial Officer, and from February 2009 to February 2011, he served as Chief Operating Officer of Forum Partners Investment Management, a global real estate private equity firm, where he was responsible for both firm-level and fund-level financial management and strategy, including risk management, treasury, foreign exchange and interest rate hedging, budgeting and debt financing. From January 1996 to August 2005, Mr. Karp served as President, Chief Operating Officer and Chief Financial Officer of Falcon Financial Investment Trust (NASDAQ: FLCN), a publicly-traded REIT, and its predecessor. Mr. Karp received a bachelor's degree summa cum laude in Economics, Phi Beta Kappa, from the University of California, Berkeley, and an M.B.A. in Finance and Real Estate from the Wharton School at the University of Pennsylvania.

THOMAS P. DURELS   Executive Vice President, Real Estate

Thomas P. Durels is our Executive Vice President, Real Estate. Mr. Durels is responsible for all of our real estate activities, including leasing, property redevelopment, management and construction. Mr. Durels joined our predecessor in 1990 where he served in similar capacities, also supervised property acquisitions, and was involved in acquisitions and structured equity investments of over $1.1 billion. Prior to joining our predecessor, from February 1984 to April 1990, he served as Assistant Vice President at Helmsley Spear, Inc., where Mr. Durels was responsible for construction and engineering for its portfolio of office, hotel, residential and retail properties. Mr. Durels is a member of the Real Estate Board of New York, the Urban Land Institute and the Young Men's and Women's Real Estate Association, for which he served as Treasurer in 2003, and is a licensed real estate broker in New York and Connecticut. Mr. Durels received a bachelor's degree in Mechanical Engineering from Lehigh University.

THOMAS N. KELTNER, JR.   Executive Vice President, General Counsel and Secretary

Thomas N. Keltner, Jr. is our Executive Vice President, General Counsel and Secretary. Mr. Keltner joined our predecessor in 1978, became its first general counsel in 1997, and is responsible for leading a legal staff that provides and coordinates legal services in our transaction, compliance, and litigation matters. Mr. Keltner has served on the New York Advisory Board of the Stewart Title Insurance Company and as chairman and member of bar association committees on both real estate and business entities. He is a member of the Real Estate Board of New York. From 1974 to 1975, he served as law clerk to Judge Alfred P. Murrah, U.S. Court of Appeals (10th Circuit), and then spent three years as an attorney in the real estate finance group at Shearman & Sterling before joining our predecessor. Mr. Keltner received a bachelor's degree cum laude from Harvard College and a law degree as a Stone Scholar from Columbia Law School.

COMPENSATION DISCUSSION AND ANALYSIS

This section of our Proxy Statement discusses the principles underlying our executive compensation policies and decisions. It also provides quantitative and qualitative information about the manner and context in which compensation is awarded to, and earned by, our named executive officers. Finally, it seeks to place such information in perspective by reference to certain market data.

ANTHONY E. MALKIN	Chairman and Chief Executive Officer
JOHN B. KESSLER	President and Chief Operating Officer
DAVID A. KARP	Executive Vice President and Chief Financial Officer
THOMAS P. DURELS	Executive Vice President, Real Estate
THOMAS N. KELTNER, JR.	Executive Vice President, General Counsel and Secretary

Throughout this Proxy Statement, the above named are referred to as our "named executive officers" or "executives."

EXECUTIVE SUMMARY

Executive Compensation Philosophy

Our executive compensation program is intended to align incentives for executives with achievement of our business strategies, to encourage our management to focus on creating growth in value for our stockholders, and to retain our executives. In order to meet these objectives, our executive compensation program is designed to provide:

- an appropriate link between compensation and the creation of stockholder value by granting compensation through equity awards, including awards tied to absolute and relative TSR;

- a significant portion of compensation in the form of multi-year performance-based and time-based equity awards designed to attract and retain highly talented executives in a highly competitive market;

- incentive compensation that places a strong emphasis on financial results, with the flexibility to adjust for operational and individual performance; and

- balanced incentives that do not promote excessive risk-taking.

Financial, Operational and Stock Performance Highlights

A long-standing principle of our executive compensation program is to link pay to performance. Accordingly, when making compensation decisions, we analyze and assess our financial and stock performance and execution on our strategic and operational initiatives, the success of which may or may not be obvious based upon only a review of financial and stock performance. As set forth below, since our IPO in October 2013, the company has delivered strong performance and made significant progress on its long-term strategic goals.

We are a self-administered and self-managed REIT that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the Greater New York Metropolitan

Area, including the Empire State Building, the world's most famous building. Detail regarding our financial results is presented in our Annual Report on Form 10-K for the period ending December 31, 2018, filed by us with the SEC on February 28, 2019 and provided to you concurrently with this Proxy Statement. We provide the summary financial information in this Proxy Statement solely to assist your review of this Compensation Discussion and Analysis and your evaluation of the compensation of our named executive officers. This summary should not be used as a substitute for the detailed financial information in our 2018 Annual Report on Form 10-K.

HIGHLIGHTS SINCE OUR IPO

The charts below show our growth during 2014 through 2018 (in thousands of dollars) in core funds from operations ("Core FFO"), net income, cash net operating income ("NOI"), Manhattan cash re-leasing spreads and dividends per share, and their compounded annual growth rate ("CAGR") where indicated:

CORE FUNDS FROM OPERATIONS[1]



(1) See page 64 of the company's Annual Report on Form 10-K for the period ending December 31, 2016 and page 65 of the company's Annual Report on Form 10-K for the period ending December 31, 2018 for a reconciliation of Core FFO to GAAP measures.

NET INCOME



CASH NET OPERATING INCOME[1]



(1) See Appendix A for a reconciliation of Cash NOI to GAAP measures.

NEW MANHATTAN CASH LEASING SPREADS 2018



ALL MANHATTAN CASH LEASING SPREADS 2018[2]



(1) Previous escalated rent PSF is adjusted for space re-measurement.

(2) Manhattan office only, excluding the retail component of these properties.

DIVIDENDS PER SHARE



PERFORMANCE RELATIVE TO PEERS

Our company maintains differentiated positioning relative to its peers, in particular the several public REITs primarily focused on the office REIT sector that have their principal offices and much of their portfolio located in New York or similar high barrier markets. The charts below show our performance relative to these select peers in increases in mark-to-market rents in Manhattan, same store cash NOI growth excluding the Observatory, and our net debt to EBITDA ratio.

As anticipated, as part of our long-term redevelopment and repositioning program, we planned for more tenant vacancy and lower occupancy throughout 2018, which, along with lower broadcast revenues and higher real estate tax expenses, decreased our same store cash NOI growth. In 2017, we outperformed the same peer group, with same store cash NOI growth of 7% versus the group of 6.6%.

2018 MANHATTAN OFFICE CASH LEASING SPREADS[1]



(1) Reflects new and renewal leases. Peer group includes SL Green Realty Corp., Paramount Group, Inc. and Vornado Realty Trust.

2018 SAME STORE CASH NET OPERATING INCOME GROWTH, EXCLUDING OBSERVATORY[1]



(1) Peer group includes SL Green Realty Corp., Boston Properties, Inc., Paramount Group, Inc. and Vornado Realty Trust.

ESRT NET DEBT TO EBITDA[1][2][3]





(1) See Appendix B for a reconciliation of net income to EBITDA.
(2) 2014, 2015, 2016, 2017 and 2018 EBITDA ratios are calculated based on trailing twelve months EBITDA. Net debt is as of December 31, 2014, 2015, 2016, 2017 and 2018.
(3) Peer group includes Boston Properties, Inc., Paramount Group, Inc. SL Green Realty Corp. and Vornado Realty Trust as of December 31, 2018 for net debt/EBITDA and Boston Properties, Inc., Paramount Group, Inc., SL Green Realty Corp. and Vornado Realty Trust as of December 31, 2018 for net debt/enterprise value.

In addition, the chart below shows cumulative capital expenditures since our IPO, a critical planned aspect of our redevelopment and repositioning strategy, as we near completion of the improvements we planned as part of that strategy from the time of our IPO.

CUMULATIVE CAPITAL EXPENDITURES[1]



(1) Includes all cumulative capital expenditures since our IPO, excluding tenant improvements and leasing commission costs, which are primarily attributable to the redevelopment and repositioning program conducted at our Manhattan office properties and the Empire State Building Observatory capital project announced in 2017.

2018 HIGHLIGHTS

In addition to the results shown above, we achieved the following for the year ended 2018:

TOTAL PORTFOLIO

Signed **156 leases** representing 1,003,806 rentable square feet

+19.8% increase in mark-to-market cash rent on new, renewal, and expansion leases over previously fully escalated cash rents

88.8% occupied
91.8% leased including signed leases not commenced ("SLNC")

MANHATTAN OFFICE PORTFOLIO

Signed **122 leases** representing 837,487 rentable square feet

+24.5% increase in mark-to-market cash rent on new, renewal, and expansion leases over previously fully escalated cash rents

88.8% occupied
92.7% leased including SLNC

EMPIRE STATE BUILDING

Signed **32 leases** representing 194,269 rentable square feet

Achieved Empire State Building Observatory **revenue growth of 3.2%** to $131.2 million from $127.1 million in 2017

93.4% occupied
94.1% leased including SLNC

- Amended our lease with our largest tenant, and in the process increased our annual cash rent by approximately $4 million.
- Opened the new entrance at the Empire State Building Observatory, which is the first phase of the fully reimagined Observatory experience.
- Issued long-term, fixed rate unsecured financing of $335 million that increased weighted average term to maturity to 8.1 years, from 6.2 years, at December 31, 2017.
- Authorized a $500 million stock and publicly traded operating partnership unit repurchase program through December 31, 2019.
- Realized lease termination fee and other end of lease income of $20.8 million.

STOCK PERFORMANCE

As explained below under "Compensation Program," on page 44, our Compensation Committee places considerable emphasis on our TSR and financial and operational performance in determining our named executive officers' cash bonuses and equity awards. The graph to the right is a comparison of the cumulative TSR on our Class A common stock, the Standard & Poor's 500 Index, the FTSE NAREIT All Equity Index and the FTSE NAREIT Equity REIT Office Index. The graph assumes that $100.00 was invested on October 7, 2013, the date of our IPO, and that dividends were reinvested without the payment of any commissions.


STOCK PERFORMANCE
200
180
160
140
120
100
80
Index Value
10/07/13
12/31/13
12/31/14
12/31/15
12/31/16
12/31/17
12/31/18
Period Ending
Empire State Realty Trust, Inc.
S&P 500 Index
FTSE NAREIT All Equity Index
FTSE NAREIT Equity REIT Office Index

For 2018, TSR for the office REIT sector significantly underperformed the REIT sector as a whole. Although our TSR performance for 2018 was sub-optimal, as it also was for many office REITs, our TSR performance in the three years prior to 2018 was better than the office REIT sector.

Alignment of Pay with Performance

As shown in the charts below, the total 2018 compensation package for our Chairman and Chief Executive Officer and four other named executive officers was based largely on quantifiable performance criteria, centered on the creation of stockholder value. Our Compensation Committee established rigorous performance metrics, based on key strategic financial and operational objectives. Further, a significant portion of our named executive officers' total 2018 compensation was in the form of multi-year, performance-based equity awards with vesting tied to absolute and relative TSR.


2018 TARGET PAY MIX - CEO
89%
Pay Aligned
with Shareholders
36.5%
Time-Based
Equity
11%
Salary
16%
Bonus
36.5%
Performance-
Based Equity
52.5%
Performance-Based


2018 TARGET PAY MIX - AVG. OTHER NEOs
71%
Pay Aligned
with Shareholders
31%
Time-Based
Equity
22%
Salary
31%
Performance-
Based Equity
16%
Bonus
47%
Performance-Based

Our Compensation Committee has, and continues, to use rigorous performance goals. As shown above, TSR goals incorporated into our annual performance-based equity awards drive a significant portion of what our named executive officers actually earn over time by directly linking the company's absolute and/or relative TSR to the amounts earned over three-year performance periods. As a result, in periods where our TSR and relative TSR have superior performance, our named executive officers will earn more than their target level of compensation, and in periods when our TSR and relative TSR under-perform, our named executive officers will earn less than their target level of compensation. In order for our executives to receive target pay under our 2018 long-term equity incentive compensation program, our TSR must outperform our direct peers (i.e., office REITs), outperform the broader REIT industry, and deliver an 8% compounded, annual TSR to our investors.

The graphic below summarizes the performance periods and outcome, or projected outcome, of our each of our annual three-year performance-based equity awards since our IPO. The performance periods for such awards from our IPO in October 2013–October 2016, 2014–2016 and 2015–2017 have been completed and paid out at 100%, 62.1% and 54.4% of maximum, respectively. The end of 2018 marked the conclusion of our 2016–2018 performance-based equity awards. Primarily as a result of our absolute TSR in 2018, as well as due to the relative underperformance of the office REIT sector in 2018, the company fell short of the threshold absolute and relative TSR goals under the 2016–2018 performance-based equity awards, and the entire amount of such awards was forfeited, resulting in a forfeiture of awards that when granted in early 2016 to our Chairman and Chief Executive Officer, and named executive officers collectively, had target values of $2.73 million and $5.86 million, respectively.

Although payouts for our 2017–2019 and 2018–2020 performance-based equity awards will not be measured until the end of 2019 and 2020, respectively, if our TSR does not significantly improve over the balance of these performance periods above the 2018 results, these awards will be forfeited.

PERFORMANCE-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2018

LTIP Performance Period	2013	2014	2015	2016	2017	2018	2019	2020	2021	Status	% Payout
Oct. 2013 IPO–Oct. 2016 3-Year LTIP Award		100% Complete								↑ Maximum Earned	100%
2014–2016 3-Year LTIP Award		100% Complete								↑ Partially Above Target	62.1%
2015–2017 3-Year LTIP Award			100% Complete							↑ Partially Above Target	54.4%
2016–2018 3-Year LTIP Award				100% Complete						↓ Below Threshold and 100% Forfeited	0.0%
2017–2019 3-Year LTIP Award					66% Complete					↓ Tracking Below Threshold	0.0%[1]
2018–2020 3-Year LTIP Award						33% Complete				↓ Tracking Below Threshold	0.0%[1]

(1) The performance period for these awards remains open and the payout percentage for these awards has not been determined.

Chairman and Chief Executive Officer Compensation and Program Highlights

We tie a significant portion of our Chairman and Chief Executive Officer and executive officers' variable incentive pay to stock price or operational performance metrics that are directly aligned with the company's short- and long-term business plans, the success of which may or may not be obvious based upon only a review of financial and stock performance. A few noteworthy items relating to our compensation program and our Chairman and Chief Executive Officer's pay are as follows:

■ Chairman and Chief Executive Officer's base salary remains unchanged for the fourth consecutive year (since early 2016);

■ Chairman and Chief Executive Officer's target cash bonus opportunity remains unchanged for the fourth consecutive year (since early 2016);

■ Chairman and Chief Executive Officer's target annual long-term equity incentive compensation opportunity remains unchanged for the fourth consecutive year (since early 2016);

■ for 2018, 9% of our Chairman and Chief Executive Officer's pay was delivered in cash and the remaining 91% was delivered in equity;

■ we have enhanced vesting to encourage executive retention, so that any award which is earned based on the foregoing rigorous TSR goals will vest only 50% upon the conclusion of the three-year performance period and the remaining 50% will vest one year later conditioned upon continuous employment during that time; and

■ for awards in 2019, our Chairman and Chief Executive Officer is required to hold earned equity awards for two additional years following vesting.

Stockholder Engagement on Executive Compensation

On-going discussions with stockholders provide an opportunity for us to explain the philosophy and structure of our executive compensation program, clarify aspects that stockholders may not fully understand, and receive feedback from stockholders regarding program design and details, all of which help to guide us in our preparation of this Compensation Discussion and Analysis section of our annual Proxy Statement.

Leading up to our 2018 annual stockholders meeting, we contacted more than 35 stockholders representing more than 81% of our outstanding common stock. Discussions with a number

of these stockholders were generally led by the Chairman of our Compensation Committee or Lead Independent Director and, in limited instances, members of senior management. For us, these discussions and the results we received in our 2018 "Say-on-Pay" advisory vote (see "Say-on-Pay Results" on page 40) were an indication of our stockholders' support of our executive compensation program. Accordingly, our Compensation Committee has maintained the same principal elements of such program for 2018 compensation.

In our continued discussions, stockholders have expressed a desire for enhanced disclosure in this Compensation Discussion and Analysis section regarding the progression of our executive compensation program since our IPO and the rationale for any adjustments. Below are several key topics on our executive compensation program that we reviewed with stockholders in these discussions, as well as our perspective:

Topic	Our Perspective
Companies that comprise our peer group	Our peer group is focused on public REITs in the office sector that have a similar asset focus and principal offices and much of their portfolio located in the highly competitive New York marketplace in which we operate and other similar high barrier markets. For example, our Compensation Committee includes companies like Boston Properties, Inc., SL Green Realty Corp. and Vornado Realty Trust in our peer group, notwithstanding their larger relative size. We are cognizant that, when comparing us to other companies, certain firms make size and market capitalization their primary criteria, which results in the inclusion of companies such as net lease operators, finance companies and suburban market businesses that in our opinion diverge substantially from our true competitive set. More information on how we develop our peer group and use peer data is included below under "Peer Data" on page 43.
Pay level versus peers	To consider appropriate pay levels, our Compensation Committee places strong emphasis on high barrier, high cost urban areas like New York City. Compensation packages in areas like New York City relative to many other markets must take into account higher costs of living, higher tax structures and higher overall market compensation for executives in public and private real estate businesses. In addition to peer REITs, the highly competitive conditions for talent in our New York City marketplace include competition from private real estate enterprises as well as investment banks, hedge funds, private equity firms and law firms. The real estate private equity and investment banking background of our most recent executive officer hire, our President and Chief Operating Officer John B. Kessler, is an example. Our Compensation Committee deems it a competitive risk to our company not to adjust compensation in light of these factors and ensure that we retain our key executives.
Quantitative versus qualitative criteria to assess management performance and compensation	Our Compensation Committee believes that having a balanced approach in assessing performance is optimal, one that relies on specific objective quantifiable achievements, tempered by an element of subjective judgment to account for non-measurable outcomes and changing macro market dynamics beyond the control of the company and its officers. Thus for annual bonus awards, our Compensation Committee does not believe that it would be appropriate to be bound inflexibly to a strict formula. However, for our long-term equity incentive compensation, we do utilize an exclusively objective, formulaic system to determine the amount of performance-based equity earned at the end of a forward-looking three-year period.

SAY-ON-PAY RESULTS

Our Compensation Committee regularly considers the voting results of the advisory, non-binding "say-on-pay" vote at our annual stockholders meetings in connection with the discharge of its responsibilities. The structure of our executive compensation program is also a frequent topic of discussion in our on-going stockholder engagement meetings. For the compensation programs for years 2014 through 2015, say-on-pay received approval each year from over 96% of the votes cast by our Class A and Class B common stockholders. Our 2016 compensation program was adjusted substantially upward, as then required to be more in line with our updated peer group and the competitive landscape for talent within our New York City marketplace, and based upon input from our outside compensation consultant. The Compensation Committee believed the 2016 adjustment was particularly appropriate for our Chairman and Chief Executive Officer, who had from our inception as a public company in 2013 proposed that his compensation be set and largely maintained well below median until company performance demonstrated success in building stockholder value. Although the upward adjustment in 2016 elicited a negative recommendation from a proxy advisory firm, our subsequent engagement with stockholders in advance of our annual stockholder meeting that year led to approval from more than 78% of the votes cast by stockholders of our Class A and Class B common stock. At our annual stockholder meeting in May 2018, following additional stockholder outreach with respect to our 2017 executive compensation program, say-on-pay received approval from over 98% of the votes cast by our Class A and Class B common stockholders, our best result as a public company.

The Compensation Committee values the opinions of our stockholders and intends to continue to take into account the results of our say-on-pay advisory votes and feedback from stockholders on our executive compensation programs when making future executive compensation decisions.

SAY-ON-FREQUENCY RESULTS

At our 2014 annual stockholders meeting, a substantial majority of our stockholders (96% of the votes cast by our Class A and Class B common stockholders) voted in favor of our company's "say-on-frequency" proposal to hold the "say-on-pay" advisory vote every year. In light of this vote, and consistent with our recommendation, our Board of Directors intends to include an advisory vote every year, until say-on-frequency is next subject to a required vote, which is now expected at our 2020 annual stockholders meeting.

ROLES OF OUR COMPENSATION COMMITTEE, COMPENSATION CONSULTANT AND MANAGEMENT

Compensation Committee

Our Compensation Committee is comprised entirely of independent directors. It has overall responsibility for monitoring the performance of the company's executives and evaluating and approving our executive compensation policies and programs. In addition, our Compensation Committee oversees the administration of our 2013 Equity Plan and, if our 2019 Equity Plan is approved by stockholders at the Annual Stockholders Meeting, will oversee the administration of that plan.

Our Compensation Committee determines all components of our Chief Executive Officer's compensation. With respect to the other named executive officers, our Compensation Committee seeks input from our Chief Executive Officer and reviews and approves all components of our other named executive officers' compensation.

Compensation Consultant

Our Compensation Committee has engaged FPL Associates L.P. ("FPL"), an outside compensation consultant, to provide guidance with respect to the development and implementation of our compensation programs. FPL provides our Compensation Committee with advice concerning the types and levels of compensation to be paid to our named executive officers. In connection with this, FPL provides market data on base pay, bonus, and long-term incentive compensation at other REITs.

Our Compensation Committee requires that its consultant be independent of company management and performs an annual assessment of such independence. It most recently assessed FPL's independence in February 2019 and confirmed that FPL remains independent and free of any conflict of interest which might affect its work.

Management

Our Chief Executive Officer attends Compensation Committee meetings, provides information as to the individual performance of the other named executive officers, and makes annual recommendations to our Compensation Committee regarding appropriate compensation levels for all named executive officers other than himself. All elements of our named executive officers' compensation must be approved by our Compensation Committee, and our Chief Executive Officer is not present during portions of our Compensation Committee's discussions with respect to his compensation.

GOAL SETTING AND PERFORMANCE EVALUATION PROCESS

The Compensation Committee's oversight of compensation for our named executive officers, including the Chairman and Chief Executive Officer, uses a three-step process:

	What	When	Details/Process/How
Step 1	Establishment of Corporate Goals and Individual Objectives	Beginning of each year	■ Chairman and Chief Executive Officer provides recommendations to the Compensation Committee regarding the company's target corporate goals and individual objectives for himself and the other named executive officers. ■ The target corporate goals are reviewed with the Compensation Committee through a multi-month process that begins in the fall with management's preparation of a zero-based "bottoms-up" budget for the following year. The budget is prepared with input from each of our property managers and undergoes numerous reviews by management and our named executive officers, including our Chairman and Chief Executive Officer. The result of the budget process is the formation of a corporate model by which we measure our performance during the year. ■ With input from our Chairman and Chief Executive Officer, the Compensation Committee reviews the financial and operational assumptions that underlie the corporate model to test its rigor and alignment with our strategies and market conditions. The target corporate goals used in our named executive officers' annual incentive cash bonus targets are identical to the corresponding targets in our corporate model. ■ The Chairman and Chief Executive Officer works with each other named executive officer to establish annual individual objectives which align with the overall goals of the company. The individual goals relate to specific strategic, organizational, portfolio and/or operational objectives. The Compensation Committee believes that individual accountability and strong individual performance should lead to overall strong company performance, for which the Committee wants to hold the senior leadership team accountable.
Step 2	Evaluation and Review Process	Both a mid-year and a full-year evaluation	■ Our executive compensation determinations include an evaluation and performance review process that measures each named executive officer's performance against his objectives for that year. These evaluations and performance reviews are an essential part of the process by which the Compensation Committee determines overall executive compensation. ■ Chairman and Chief Executive Officer first provides the Lead Independent Director and Chairman of the Compensation Committee with a report on his own performance as compared to the objectives established for him. ■ The Chairman of the Compensation Committee then prepares a written evaluation that includes input from individuals familiar with the Chairman and Chief Executive Officer's performance and achievements, including interviews with the Lead Independent Director and the other members of the Board. ■ The Compensation Committee reviews this written evaluation in executive session, while also considering additional factors, including prior years' compensation trends, prior years' company performance and the relative level of rigor and complexity of the Chairman and Chief Executive Officer's tasks resulting from the competitive marketplace in which we operate. ■ As part of the year-end evaluation process, our Chairman and Chief Executive Officer prepares evaluations of all the other named executive officers, which are then presented to the Compensation Committee for discussion. Based on the evaluations, the Chairman and Chief Executive Officer, after the end of the calendar year, recommends compensation packages for each other named executive officer.
Step 3	Determination of Compensation	Over the course of several meetings in the first quarter of the following year	■ After reviewing the named executive officers' performance against goals and objectives for the year and considering the other factors discussed above, and after consultation with the full Board, the Compensation Committee makes its final determinations with respect to compensation. The Compensation Committee's objective is to ensure that the level of compensation is consistent with the level of corporate and individual performance delivered while also attracting and retaining highly talented executives in our competitive industry and metropolitan area, motivating our named executive officers to achieve exceptional corporate results and aligning their interests with those of our stockholders.

BENCHMARKING PROCESS

In developing our executive compensation programs, our Compensation Committee commissions an annual compensation benchmarking analysis to ensure that our programs are competitive with those of other similar publicly traded REITs, including consideration of the cost of attracting and retaining talented executives in the New York City marketplace.

PEER DATA

Our company has few public REIT direct business competitors, particularly when factoring our geographic focus in the metropolitan New York City marketplace. In order to allow for a robust examination of market practices, the Compensation Committee, in consultation with FPL, strives to develop a peer group that best reflects the characteristics noted in the table below.

Guiding Principles for Empire State Realty Trust's Peer Selection
Consider Industry to identify companies with similar business model or philosophy
■ Start with New York City office-focused REITs with substantial portfolios in New York City ■ Expand to other high barrier to entry market office-focused REITs
Consider Size to ensure companies are similar in scope
Consider other Business Characteristics that distinguish the complexity of the particular business (e.g., operating the Observatory)

Questions Addressed in Developing an Effective Peer Group	
Who are key performance comparators?	■ Against whom is Empire State Realty Trust competing for tenants? ■ Against whom is Empire State Realty Trust competing for investors? ■ Which companies have similar market demands and influences?
Who are closest competitors for talent?	■ Which companies might logically try to recruit our executives? ■ If our company had to replace externally a member of its executive team, from which companies might it recruit to attract executives with similar capabilities?
Who are the peers from an external perspective?	■ Whom do key analysts name as peers? ■ Who cites Empire State Realty Trust as a peer? ■ Who are other REITs classified within the FTSE NAREIT Equity REIT Office Index that best fit the characteristics noted above?

The peer group developed initially in 2016 included the following 12 public REITs primarily focused in the office REIT sector, with several having their principal offices and much of their portfolio located in New York or similar high-barrier, high-cost cities. The Compensation Committee evaluates the members of our peer group each year to ensure that they continue to be appropriate and to determine whether other companies should be added, with the goal of maintaining as much consistency as possible for purposes of analyzing pay between years. With the exception of one public REIT that was acquired, following such evaluation each year, the peer group did not change between 2016 and 2018.

Boston Properties, Inc.	Hudson Pacific Properties, Inc.
Columbia Property Trust, Inc.	Kilroy Realty Corporation
Corporate Office Properties Trust	Paramount Group, Inc.
Cousins Properties Incorporated	Piedmont Office Realty Trust, Inc.
Douglas Emmett, Inc.	SL Green Realty Corp.
Highwoods Properties, Inc.	Vornado Realty Trust

At the time FPL conducted its analysis of executive compensation during the third quarter of 2018, our company size ranked among this peer group at approximately the following relative percentiles across the categories below:

■ UPREIT (Equity) Market Capitalization: 44th percentile
■ Total Capitalization: 35th percentile
■ Number of Employees: 84th percentile

After our peer group has been confirmed, FPL provides market data and practices of the peer group for our Compensation Committee to consider, as well as information on executive compensation trends and developments generally. Specifically, FPL provides information regarding the design and levels of compensation paid by our peers and overall counsel to determine the appropriate incentive design for our company. Such compensation data for peers is analyzed by our Compensation Committee with the assistance of FPL to set a suitable and competitive compensation package in the context of the New York City marketplace in which we operate and the competitive conditions for the talent pool in that market. The resulting compensation is intended to serve the company's requirements in both recruitment and retention of key qualified executives and to motivate our executive officers to achieve our corporate goals and increase value for our stockholders.

Further, an executive's target compensation is not mechanically set at a particular percentage of the peer group. Rather, our Compensation Committee also takes into account the executive's role and experience, and the competitive factors needed to retain and incentivize such executive.

Overall, FPL determined that our executive compensation programs, as structured, are appropriate to retain valued executives and remain competitive amongst our peers. Based upon its entire review with advice and data from FPL, our Compensation Committee believes the value and design of our executive compensation program is appropriate for a company of our size, structure, business, and market.

COMPENSATION PRACTICES

We have adopted many market best practices with respect to our compensation program. A number of these practices are set forth below:

WHAT WE DO	WHAT WE DO NOT DO
☑ We pay for performance, and our compensation programs are designed to have direct alignment with TSR; salaries comprise a relatively modest portion of each named executive officer's overall compensation opportunity	☒ We do not provide "golden parachute" tax gross-up payments
☑ We use multiple performance metrics and various performance periods in granting equity awards, which mitigates compensation-related risk	☒ We do not have "single-trigger" change of control benefits
☑ We have implemented a clawback policy that allows for the recovery of previously paid cash and equity compensation	☒ We do not allow hedging; our Compensation Committee must approve any pledge of company stock by executives and other key employees
☑ We have "double-trigger" change in control benefits	☒ We do not encourage unnecessary or excessive risk taking; incentive awards are not based on a single performance metric and do not have guaranteed minimum payouts
☑ We have robust stock ownership guidelines for our named executive officers and directors	☒ We do not allow repricing of stock options unless with stockholder consent (at this time, we have not granted stock options at all)
☑ We have a conservative compensation-related risk profile, as our compensation structure does not encourage excessive or inappropriate risk taking	☒ We do not provide perquisites for our named executive officers, with the exception of very limited perquisites for our Chairman and Chief Executive Officer structured with safety considerations and for specific business purposes
☑ We align the interests of our stockholders and executive officers by granting long-term equity awards that vest based on both achievement of TSR targets and continued service over time	
☑ We engage an independent compensation consultant to advise the Compensation Committee, which is comprised solely of independent directors	

COMPENSATION PROGRAM

The compensation provided to our named executive officers typically consists of base salary, annual incentive bonus, long-term equity incentive compensation, and other benefits, if applicable, each of which is described in more detail below. In formulating base salary, annual bonus and long-term equity incentive compensation, we start by looking at our peer group as a reference, then focus more specifically on those peer companies which operate in our highly competitive marketplace of New York City. We also consider each individual's sustained performance, contribution, experience, expertise, and specific role within our company.

Base Salaries for 2016–2019

The base salary payable to each named executive officer provides a fixed component of compensation that reflects the executive's position and responsibilities. Base salaries are reviewed annually by our Compensation Committee and may be adjusted to match more closely competitive market levels or to recognize an executive's professional growth, development, and increased responsibility.

After input from our independent compensation consultant, FPL, in early 2016 the Compensation Committee adjusted base salaries for our named executive officers to be more in line with our updated peer group and the competitive landscape for talent within our New York City marketplace. Consistent with the link between compensation and the creation of stockholder value, the 2016

compensation increases were determined by our Compensation Committee at a time when our company had achieved among the strongest 3-year performance records of all office REITs. In addition, the Compensation Committee believed the adjustments were particularly appropriate for our Chairman and Chief Executive Officer, who had from our inception as a public company in 2013 proposed that his compensation be set and largely maintained well below median until company performance demonstrated success in building stockholder value. As reflected in the chart below, our Compensation Committee determined after an annual review of competitive market data in early 2017, again in early 2018, and again in early 2019, not to further modify annual base salaries for our named executive officers from the levels set in early 2016.

Named Executive Officer	Base Salary ($)				% Change
	2016	2017	2018	2019	
Anthony E. Malkin	810,000	810,000	810,000	810,000	0.0%
John B. Kessler	700,000	700,000	700,000	700,000	0.0%
David A. Karp	650,000	650,000	650,000	650,000	0.0%
Thomas P. Durels	650,000	650,000	650,000	650,000	0.0%
Thomas N. Keltner, Jr.	625,000	625,000	625,000	625,000	0.0%

Annual Incentive Bonus Payments for 2018

We provide annual bonuses to incentivize our named executive officers to achieve key short-term corporate strategic milestones, to motivate certain desired individual behaviors, and to reward substantial achievement of these corporate objectives and individual goals. Target annual bonuses are set at a percentage of the named executive officer's annual base salary. Target bonuses

for the named executive officers have remained unchanged since early 2016.

Upon the recommendation of FPL, our Compensation Committee set 2018 annual bonus opportunities that contained a threshold, target, and maximum level as set forth below:

Named Executive Officer	Threshold	Target	Maximum
Anthony E. Malkin	75%	150%	225%
John B. Kessler	50%	100%	150%
David A. Karp	37.5%	75%	112.5%
Thomas P. Durels	37.5%	75%	112.5%
Thomas N. Keltner, Jr.	25%	50%	75%

The Compensation Committee determined that actual 2018 annual bonus amounts would be paid based upon achievement of corporate, individual and, with respect to Mr. Durels in view of his role in managing a critical business unit, certain portfolio and operational objectives. As discussed above in "Goal Setting and Performance Evaluation Process" on page 42, our Compensation

Committee established rigorous quantifiable corporate and operational objectives, and it reserved the ability to include a subjective element of judgment to adjust the formula result if appropriate based on identified non-quantitative factors. The mix of goals with respect to each named executive officer was as follows:

Named Executive Officer	Cash Bonus Performance Dimension		
	Corporate	Portfolio and Operational	Individual
Anthony E. Malkin	75%	—	25%
John B. Kessler	75%	—	25%
David A. Karp	60%	—	40%
Thomas P. Durels	40%	40%	20%
Thomas N. Keltner, Jr.	50%	—	50%

The chart below sets forth the equally weighted target corporate goals for 2018.

Corporate Goals for 2018	
Core FFO per share	Property operating margin
Same-store NOI growth, excluding the Observatory	General and administrative expenses as a percentage of revenue

The target portfolio and operational objectives with respect to Mr. Durels are set forth in the chart below.

Portfolio and Operational Objectives	
Tenant quality	Weighted average starting rents
Occupancy at year end	Tenant improvements
Leasing	Actual capital expenditure compared to budget amounts

CORPORATE GOALS

The tables below summarize 2018 performance against each of the target corporate goals and the significance of each performance metric for purposes of determining executive compensation:

Corporate Goal #1: Core FFO per Fully Diluted Share

Target	2018 Result	% of Target Achieved
$0.89	$0.98	110%

Target: The 2018 target was lower than the 2017 target of $0.93 per fully diluted share primarily due to: 1) higher anticipated interest expense due to major financing activities entered into during 2017 and 2018 which increased total debt principal outstanding; 2) expected tenant vacates that lowered our occupancy and revenue throughout 2018; and 3) higher real estate tax expenses associated with increasing property values and higher anticipated property operating expenses.

Performance: Actual Core FFO per fully diluted share in 2018 was $0.98, which was above the established target level and higher than prior year Core FFO per fully diluted share of $0.96. Contributing to our performance in excess of target were: 1) higher termination fees and other end of lease income; 2) higher rental revenues; 3) higher interest income; and 4) higher other income. Excluding termination fees and other end of lease income that was in excess of our budget, the 2018 result would have been $0.94 per fully diluted share, which was above target.

Why is this metric important?

FFO is widely acknowledged by the REIT industry as being a helpful measure of the operating performance of a real estate company, because it excludes depreciation and gains or losses relating to sales of depreciated real estate. The company uses "Core FFO", which further excludes amortization of below market ground leases and other items that by their nature are not comparable from period to period and tend to obscure actual operating results, as a method to compare the operating performance of the company over a given time period to that of other companies and other time periods in a consistent manner. The company believes that Core FFO is helpful to investors as a supplemental measure of its operating performance because it is a direct measure of company performance and may significantly impact the trading price of our common stock and, therefore, may significantly impact TSR.

Corporate Goal #2: Same Store Cash NOI Growth, excluding the Observatory

Target	2018 Result	% of Target Achieved
(1.7%)	3.7%	318%

Target: The 2018 target was lower than the 2017 target of 5.6% due to expected tenant vacates that lowered our occupancy and revenue for 2018 and higher anticipated property operating expenses and real estate tax expenses associated with increasing property values. Related to the expected tenant vacates, we have continued our proven strategy to vacate and consolidate spaces, redevelop the spaces, and release those spaces at higher rents to better tenants. There is a timing delay between the move out of existing tenants and the commencement of the replacement new leases. The resulting occupancy can vary quarter by quarter and year to year and then these timing lags impact our reported revenue and same store cash NOI.

Performance: Actual year-over-year same store Cash NOI growth, excluding the Observatory, was 3.7%, which was above the established target level. Contributing to our performance in excess of target were higher termination fees and other end of lease income and higher cash rental revenues. Excluding termination fees and other end of lease income that was in excess of our budget, the 2018 result would have been (0.1%), which was above target.

Why is this metric important?

Same store Cash NOI growth, excluding the Observatory, is a key internal performance metric that measures growth in our existing real estate portfolio and compares year-over-year improvements in our property operations as a result of increases in occupancy, cash rental income and our ability to manage property operating expenses and taxes.

Corporate Goal #3: Property Operating Margin

Target	2018 Result	% of Target Achieved
50.4%	**52.1%**	**103%**

Target: The 2018 target was lower than the 2017 target of 52.5% due to expected tenant vacates that lowered our occupancy and revenue for 2018 and higher anticipated property operating and real estate tax expenses associated with increasing property values.

Performance: Actual property operating margin was 52.1%, which was above the established target level. Contributing to our performance in excess of target were higher termination fees and other end of lease income and higher rental revenues. Excluding termination fees and other end of lease income that was in excess of our budget, the 2018 result would have been 51.2%, which was above target.

Why is this metric important?

Property operating margin is a key internal performance metric that measures the percentage of our property operating expenses to our property revenues. Property operating margin measures our ability to manage property operating expenses or increase revenues at a greater rate than changes in our property operating expenses.

Corporate Goal #4: General and Administrative Expenses as a Percentage of Revenues

Target	2018 Result	% of Target Achieved
7.4%	**7.2%**	**103%**

Target: The 2018 target was an improvement over the 2017 target of 7.5%.

Performance: Actual general and administrative expenses as a percent of revenues was 7.2%, which was better than the established target level. Contributing to our performance were increased revenues resulting from higher termination fees and other end of lease income and higher rental revenues as well as reduced general and administrative expenses versus our budget as a result of efficiency efforts. Excluding termination fees and other end of lease income that was in excess of our budget, the 2018 result would have been 7.3%, which was better than the established target level.

Why is this metric important?

General and administrative expenses as a percent of revenue is a key internal performance metric that measures our general and administrative expenses as a percentage of total revenues. It measures our ability to manage our general and administrative expenses.

In its series of discussions in early 2019 to determine 2018 cash bonus awards, our Compensation Committee noted the company's performance in the following areas during 2018:

- outperformance in the above quantitative criteria, especially same-store NOI growth that far exceeded a challenging hurdle;

- more than one million square feet of leasing volume in 2018, with strong execution and leasing results including peer leading cash leasing spreads, consistent with the company's strategy to lease to new, better credit quality tenants at higher rents;

- further progress on the company's four long-term growth drivers: upside from signed lease not commenced, lease-ups of developed vacant office space, mark-to-market and lease-up of available office space, and mark-to-market and lease-up of available retail space;

- active revenue management through ticket price increases, dynamic pricing, mix improvement and new visitor offerings, along with expense management, in the operation of the Observatory;

- completed capital projects of over $110 million which improved the quality of the company's portfolio; and

- refinancing activities that: (i) extended weighted average maturities and created well laddered debt maturities, with only one $250 million maturity remaining before 2022, (ii) expanded lender relationships and (iii) enhanced cash balances, leaving the company well positioned with liquidity and capacity for redevelopment and external growth opportunities.

INDIVIDUAL GOALS/OBJECTIVES

Our Compensation Committee also reviewed the primary personal objectives for each named executive officer in 2018 and achievement against those objectives, as set forth below:

Named Executive Officer	Objective/Accomplishments
Anthony E. Malkin	Mr. Malkin continued to guide the company's ongoing execution of our multi-year business plan, which has yielded strong cumulative financial and operating results, and positioned our company for long term growth. During 2018: ■ the company achieved outstanding leasing volumes and peer leading leasing spreads; ■ Observatory revenues increased by 3.2% driven by improved pricing and while the project to upgrade the Observatory visitor experience made significant progress; and ■ our balance sheet was strengthened with completion of various refinancings. Additionally during 2018, Mr. Malkin: ■ led the redevelopment project for the fully reimagined Observatory experience; ■ led the creation of EPA Energy Star for Tenants for the industry and certified the company's headquarters as a charter certificant; ■ led the improvement of our disclosure in our quarterly supplemental operating and financial data report; ■ led the streamlining of our leasing process; ■ led the transformation of our marketing and public relations processes from print and advertising to social media; ■ directed the renegotiation of the lease with our largest tenant; ■ actively engaged with major stockholders and other market participants to communicate our differentiated strategy focused on internal growth, redevelopment of our infill portfolio and low leverage; ■ led our efforts on external growth which has involved ongoing discussions and sourcing efforts; and ■ led strong sustainability initiatives across our portfolio and in our industry at large.
John B. Kessler	Mr. Kessler executed the company's operational strategy during the year. During 2018, he: ■ served as senior company representative in our investor coverage efforts and enhanced our relationships with investors, analysts, lenders and other market participants; ■ participated in a variety of industry investor conferences and analyst events; ■ drove our efforts to underwrite potential growth opportunities; ■ provided oversight to all of our capital markets transactions; ■ led efforts to reduce general and administrative costs, outsource certain functions and operate more efficiently; and ■ led continuing improvements in employee engagement, cross-departmental communication and technology. In all of his activities, he provides significant operating leverage to Mr. Malkin in the day-to-day operation of the company.
David A. Karp	Mr. Karp serves as Chief Financial Officer and is responsible for the company's timely and accurate financial reporting, balance sheet management, capital markets activities and investor relations. During 2018, Mr. Karp: ■ led our efforts to close on a $160 million mortgage loan secured by 1333 Broadway; ■ was in charge of closing on the second and third tranches of our successful direct placement of $450 million of unsecured notes in a private placement with four insurance company lenders; ■ developed and implemented a new cash management strategy which resulted in increased interest income; ■ successfully increased the quantity of quality interaction with existing investors, potential investors and research analysts; ■ led our investor and sell-side analyst outreach program and managed the enhancement of our disclosure through our quarterly supplemental operating and financial data report; and ■ managed our non-deal related investor roadshows and participated in a variety of industry investor conferences and analyst events.

Named Executive Officer	Objective/Accomplishments
Thomas P. Durels	Mr. Durels is responsible for all of our real estate operating activities, including leasing, property operations and capital improvements. For 2018, the leasing team completed over one million square feet in transactions, exceeded rental rate objectives and achieved very attractive leasing spreads. In addition, during 2018, Mr. Durels: ■ negotiated agreements resulting in significant lease termination fee and end of lease income for the company; ■ concluded nearly all broadcast tenant renewals and stabilized long term broadcast revenues; ■ drove property operations which delivered strong service to tenants and remained within budget for property operating expenses; and ■ presided over the completion of capital projects that exceeded $110 million during the year, within budget, including significant progress on the Observatory upgrade at the Empire State Building. Additionally, Mr. Durels' team executed the completion of over 140 tenant space projects, critical to meeting the company's leasing objectives.
Thomas N. Keltner, Jr.	Mr. Keltner serves as General Counsel and provides guidance and legal expertise with respect to all of our activities. He oversees all of our internal legal and risk management processes. During 2018, Mr. Keltner: ■ managed our ongoing arbitration and other dispute matters, including favorable resolution of tenant audit of our format for expense reimbursement; ■ helped guide local authorities to enforce existing laws to regulate third party ticket sellers, which reduced congestion on Empire State Building sidewalks; ■ supervised the renewal of the company's five-year lease with the taxable, wholly-owned subsidiary for the Observatory in conformity with tax requirements and including expert appraisal and tax optimal cost allocations; ■ effectively managed the ongoing successful progress of our Deputy General Counsel and our in-house legal team to support our activities with more internal expertise, which has enabled us to reduce our reliance on external legal resources and overall costs for legal services; and ■ provided strong support for all Board related activities, including responses to case law and peer practice developments.

The Compensation Committee determined that each named executive officer either met or exceeded their individual goals. The Compensation Committee also considered a number of related factors, including: (i) the scope of the officer's responsibilities within our company and in relation to comparable officers at various companies within our peer group; (ii) the experience of the officer within our industry and at our company; (iii) a review of historical compensation information for the individual officer; (iv) a determination of the compensation needed to motivate and retain that individual; (v) the recommendations of the Chief Executive Officer with respect to the executive officers other than himself; and (vi) data regarding compensation paid to officers with comparable titles, positions or responsibilities at our peer companies (see "Benchmarking Process" on page 43).

Based upon the company's outperformance of the 2018 corporate criteria (and, for Mr. Durels, performance against the portfolio and operational objectives), a detailed review of each executive's individual performance for the year as referenced in the chart above, as well as the related factors noted above, our Compensation Committee approved payment of the following 2018 cash bonus awards:

Named Executive Officer	Target Bonus Award ($)	Actual Bonus Award ($)
Anthony E. Malkin	1,215,000	2,000,000
John B. Kessler	700,000	750,000
David A. Karp	487,500	680,000
Thomas P. Durels	487,500	1,000,000
Thomas N. Keltner, Jr.	312,500	430,000

BONUS ELECTION PROGRAM

In early 2017, our Compensation Committee determined to reinforce the alignment of our executive officers' interests with that of stockholders by designing a new bonus election program, under which named executive officers could elect to receive their annual incentive bonus in any combination of (i) cash or vested LTIPs at the face amount of such bonus or (ii) time-vesting

LTIPs which would vest over three years, subject to continued employment, at 125% of such face amount. The chart below shows the face amount of the annual incentive bonus awarded to each named executive officer for 2018 as well as the cash and equity components elected by each:

Named Executive Officer	Face Amount of Bonus Award ($)	Amount of Award Received in Cash at Face Amount ($)	Amount of Award Elected to be Received in Vested LTIPs at Face Amount ($)	Amount of Award Elected to be Received in Unvested 3-Year Time-Based LTIPs at 125% of Face Amount ($)
Anthony E. Malkin	2,000,000	—	—	2,500,000
John B. Kessler	750,000	562,500	187,500	—
David A. Karp	680,000	510,000	170,000	—
Thomas P. Durels	1,000,000	—	—	1,250,000
Thomas N. Keltner, Jr.	430,000	—	—	537,500

Long-Term Equity Incentive Compensation

GENERAL

Our Compensation Committee believes that a substantial portion of each named executive officer's compensation should be in the form of long-term equity incentive compensation. Equity incentive awards align management's interests more closely with those of our stockholders and encourage management to create stockholder value over the long term, because the value of the equity awards is directly attributable to changes in the price of our common stock over time. In addition, equity awards are an effective tool for management retention because full vesting of the awards generally requires continued employment for multiple years.

Long-term equity incentive compensation is granted in the form of LTIP units, representing a class of partnership interests in our operating partnership, or shares of restricted Class A common stock. Each grant is formulated as a dollar amount when approved, based on peer benchmarks, competitive conditions, and the criteria and goals discussed herein. In accordance with the applicable approval, such dollar amount is converted into units or shares, which for 2018 was based on the grant date fair value calculated under FASB ASC Topic 718 in accord with accepted accounting practices. For a description of such fair value calculation, see Note 9 to our 2018 audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018. For a description of LTIP units, see "LTIP Units" on page 52. In connection with these awards, our executives elect whether to receive LTIP units or shares of restricted Class A common stock. To date, all of our executives have chosen LTIP units.

In order to maximize retention and enhance the achievement of goals for our company, our Compensation Committee has determined to structure our long-term incentive awards to include both (a) awards subject to vesting based on achievement

of multiple performance-based criteria and (b) awards subject to time-based vesting. For our company, the long-term equity incentive awards have consistently each year been allocated 50% (based on target amounts) in the form of time-based vesting awards and the balance in the form of performance-based vesting awards, in order to provide:

- an appropriate alignment of interests with stockholders;
- motivation to focus on multi-year stockholder value creation; and
- retention of our highly talented executives.

LONG-TERM EQUITY INCENTIVE MIX



50% Performance-Based Vesting Awards

50% Time-Based Vesting Awards

The time-based awards vest 25% per year over four years on each anniversary of a specified date proximate to the grant date, subject to continued employment by the executive officer. Distributions with respect to these time-based LTIP units, both vested and unvested, will be paid as and when distributions are paid with respect to our partnership units.

The performance-based awards vest based on the company's absolute and/or relative annualized TSR over a three-year performance period. Such awards, to the extent earned at the end of such three-year performance period, will vest 50% at the end of such period and 50% on the first anniversary of the end of such period, subject to continued employment by the executive officer.

The annualized TSR component of performance-based awards is calculated based on the annualized appreciation in the company's Class A common stock price from the beginning of the performance period to the 20-trading-day trailing average closing Class A common stock price at the end of the performance period, plus the amount of dividends per share paid over the performance period.

Distributions with respect to the performance-based LTIP units are paid to the extent of 10% of the distributions paid with respect to our operating partnership units, and the 90% balance is accrued and paid in full if and when such LTIP units are earned at the end of the performance period.

2018 LONG TERM EQUITY INCENTIVE COMPENSATION AWARDS AND CRITERIA

Based on the recommendation of FPL, our Compensation Committee set 2018 target long-term equity incentive compensation amounts for our named executive officers as shown below. These targets were chosen in relation to FPL's benchmarking study of the company's peer group, particularly the subset of our peers operating in the New York City market, based on (i) achieving an appropriate balance between cash and equity as it relates to total remuneration and (ii) arriving at a level of total remuneration which, when combined with the level of base salary and annual incentive bonus, remains at a market competitive level to attract and retain our key executives.

Such long-term equity incentive awards were allocated 50% (based on target amounts) in the form of time-based vesting awards to vest 25% on each anniversary of the first day of 2018 and the balance in the form of performance-based vesting awards for the performance period January 1, 2018 to December 31, 2020.

ALLOCATION OF 2018 LONG TERM EQUITY INCENTIVE COMPENSATION SUBJECT TO TIME-BASED VESTING:

Executive	Dollar Value of LTIP Award Opportunities Granted in 2018 – Time-Based Target ($)
Anthony E. Malkin	2,733,750
John B. Kessler	1,262,500
David A. Karp	796,250
Thomas P. Durels	1,181,250
Thomas N. Keltner, Jr.	448,438

ALLOCATION OF 2018 LONG TERM EQUITY INCENTIVE COMPENSATION SUBJECT TO PERFORMANCE-BASED VESTING:

Executive	Dollar Value of LTIP Award Opportunities Granted in 2018– Performance-Based		
	Threshold ($)	Target ($)	Maximum ($)
Anthony E. Malkin	1,311,188	2,733,750	3,948,750
John B. Kessler	631,056	1,262,500	1,893,750
David A. Karp	402,188	796,250	1,277,657
Thomas P. Durels	596,652	1,181,250	1,895,425
Thomas N. Keltner, Jr.	241,805	448,438	615,503

The metrics for performance-based awards granted in 2018 are: (a) 25% based on the absolute annualized TSR performance of the shares of Class A common stock, (b) 50% based on relative annualized TSR compared to the FTSE NAREIT Equity REIT Office Index, and (c) 25% based on relative annualized TSR compared to the MSCI US REIT Index, all as described below. The long-term incentive awards were granted to our named executive officers in March 2018, at the dollar amounts shown in the two charts above. The performance-based awards covering the three-year performance period from January 1, 2018 through December 31, 2020, with the following pre-established quantitative performance metrics and potential payout levels:

% of Award	Metric	Performance Level[1][2]		
		Threshold	Target	Maximum
50%	Relative TSR to the FTSE NAREIT Equity REIT Office Index	-250 bps	+50 bps	+450 bps
25%	Relative TSR to the MSCI US REIT Index	-300 bps	+100 bps	+600 bps
25%	Absolute Company TSR[3]	4%	8%	12%

(1) Results between threshold and target or between target and maximum are based on linear interpolation. Performance below threshold earns 0% and above maximum is capped at the maximum level.

(2) Relative performance is stated as basis points above or below index performance. A basis point (bp) equals one-one hundredth of a percent. 100 bps equals 1.0%.

(3) Absolute Company TSR represents the compounded annual return of an investment in Class A common shares of the company over the performance period, with the ending share prices being the average of the last 20 trading days of the performance period.

2019 Compensation Decisions

Based on our annual review of market practices, our strong stockholder support (98%) for our 2018 Say-on-Pay vote, and the recommendation of FPL, at this time, our Compensation Committee has determined to largely maintain the same general structure and goals for our 2019 compensation program. From a target pay perspective across components, the levels have been set at a similar level to those in 2018. These pay levels and targets were chosen in relation to FPL's benchmarking study of the company's peer group, including based on: (i) achieving an appropriate balance between cash and equity as it relates to total remuneration and (ii) arriving at a level of total remuneration which, when combined with the level of base salary and cash bonus, remains at a market competitive level to attract and retain our key executives. As with prior years, the Compensation Committee expects to review our pay practices to ensure that we achieve our compensation philosophy objectives and to remain competitive with our peers. Equity awards granted to our named executive officers during 2019 are subject to a post-vesting holding period of two years. This additional holding period further helps align the interests of our named executive officers and our stockholders.

OTHER COMPENSATION POLICIES AND PRACTICES

LTIP Units

Pursuant to our equity plans we have issued LTIP units, as a form of equity-based award for long-term incentive equity compensation. LTIP units are designed to qualify as "profits interests" in our operating partnership for federal income tax purposes, meaning that initially they would not be entitled to any distributions upon the liquidation of our operating partnership. However, over time the LTIP units can become entitled to a share of liquidating distributions from our operating partnership until the LTIP units are on a one-for-one parity with operating partnership units. LTIP units are designed to offer key employees a long-term incentive that will over time become comparable to restricted stock, while allowing them to enjoy a more favorable income tax treatment. Each LTIP unit awarded is deemed equivalent to an award of one share of Class A common stock reserved under our 2013 Equity Plan (and in the future, if approved, our 2019 Equity Plan), reducing availability for other equity awards on a one-for-one basis.

With the exception of performance-based LTIP units granted in 2016 and thereafter, all LTIP units issued in connection with annual equity awards, whether vested or not, receive the same per unit distributions as operating partnership units, which equal per share dividends (both regular and special) on our Class A common stock. Performance-based LTIP units granted in 2016 and thereafter receive 10% of such distributions currently, unless and until such LTIP units are earned based on performance, at which time they will receive the accrued and unpaid 90% and will commence receiving 100% of such distributions. No dividend is paid initially with respect to performance-based restricted stock. Instead, the dividend amount is accrued and paid in full if and when such shares are earned at the end of the performance period.

The key difference between LTIP units and restricted stock is that at the time of award, LTIP units do not have full economic parity with operating partnership units, but can achieve such parity over time upon the occurrence of specified events. The capital account associated with an LTIP unit when it is initially issued is zero. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of holders of operating partnership units. Upon equalization of the capital accounts of the holders of LTIP units with other holders of operating partnership units, the LTIP units will achieve full parity with operating partnership units for all purposes, including with respect to liquidating distributions.

Following a two year holding period, holders of vested LTIP units that have achieved such parity will have the right to convert their vested LTIP units into an equal number of operating partnership units or to require our operating partnership to redeem their vested LTIP units for an equal number of shares of Class A common stock of the company or, at the company's option, an amount of cash equal to the value of such shares. Unless and until such parity is reached, the value that an executive will realize in a liquidation for a given number of vested LTIP units is less than the value of an equal number of operating partnership units. Events that allow such revaluation of our operating partnership's assets under

the partnership agreement and applicable federal tax regulations generally include: (1) the issuance by the company of our Class A common stock, (2) the issuance by our operating partnership of common or other operating partnership units, (3) significant repurchases of common stock for cash, and (4) the redemption by the company of common operating partnership units for cash or other property.

Our Compensation Committee believes that allowing executives to choose to receive equity-based awards in the form of LTIP units (1) serves our objectives by increasing the after-tax value of a given equity grant and, therefore, enhances our equity-based compensation package for executives as a whole, (2) advances the separate goal of promoting long-term equity ownership by executives (see "Minimum Share Ownership Guidelines for Executive Officers and Directors and Post-Vesting Holding Periods" below), (3) has no adverse impact on dilution as compared to using restricted stock, (4) does not increase our recorded expense on account of equity-based compensation awards, (5) further aligns the interests of executives with the interests of stockholders and (6) because LTIP units are offered by many of our peers, enables the company to remain competitive with our peers in recruiting and retaining talented executives. Based on these considerations, we offer certain eligible officers and employees a choice between restricted stock and LTIP units on a one-for-one basis for their performance-based and time-based long-term equity compensation awards.

Employment Agreement and Change in Control Severance Agreements

We entered into an employment agreement with Anthony E. Malkin effective October 7, 2013, which was extended for an additional three-year period as of October 5, 2018. His employment agreement provides for salary, target bonus, equity awards, and other benefits, including severance benefits upon qualifying terminations of employment. For more information, see "Compensation of Our Executive Officers" on page 56.

In addition, we entered into change in control severance agreements with Messrs. Kessler, Karp, Durels and Keltner. These agreements provide for severance and other benefits, including acceleration of vesting of outstanding equity awards, upon qualifying terminations of employment following a change in control. For more information, see "Change in Control Severance Agreements" on page 61.

Employee Benefits

Our 401(k) Plan covers eligible employees of the company and any designated affiliate. Our 401(k) Plan permits an eligible employee to defer a percentage of eligible annual compensation, subject to certain limitations imposed by the IRS Code. The employee's elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. In order to encourage employee

participation, we match up to $1,250 of employee contributions in cash, and these contributions vest over time. We do not provide our named executive officers with a supplemental pension or any other retirement or nonqualified deferred compensation benefits, other than the 401(k) Plan benefits provided generally to our employees.

Perquisites and Other Personal Benefits

We provide Mr. Malkin a car and a full-time driver, with a value up to $159,800 per year, as adjusted for consumer price index ("CPI"). This allows him to use his time efficiently during his travel. The cost to the company in 2018 was $93,085 for the driver's salary and bonus and $45,937 for car-related expenses. In addition, we provide Mr. Malkin security services for him and his family, when required in his reasonable judgment, provided that Mr. Malkin provides the Compensation Committee with reasonable

justification for any such expense which exceeds $50,000 in any consecutive 12-month period, excluding: (a) up to $50,000 total per residence for security assessment and related installations at any time during the three-year term that began October 7, 2018 and (b) amounts provided for the company-owned car, driver and related expenses.

Clawback Policy

We have adopted a formal clawback policy, which allows us to recoup cash and equity incentive compensation paid to an officer covered by the policy if the related financial results are subsequently restated as described below. The policy covers all of our current and former executive officers as well as certain other specified officers. Pursuant to this policy, if we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement, then our Compensation Committee may require an employee covered by the policy who was engaged in fraud, willful misconduct, or intentional illegal conduct which materially contributed to the need for such restatement to repay or forfeit to the company "excess compensation." Excess compensation includes annual cash bonus and long-term incentive compensation in any form (including restricted stock and LTIP units, whether time-based or performance-based) received by that employee during the three-year period preceding the publication of the restated financial statements that our Compensation Committee determines was in excess of the amount that such employee would have received if such compensation had been determined based on the financial results reported in the restated financial statements.

Our Compensation Committee intends to periodically review this clawback policy and, as appropriate, conform it to any applicable final rules adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Hedging and Pledging Our Securities

Our employees are prohibited from engaging in a transaction meant to hedge or minimize losses in our securities, including engaging in transactions in puts, calls or other derivatives on our securities, or short-selling our securities.

Executive officers and certain employees owning more than $1,000,000 of our securities are prohibited from pledging our securities as collateral for a loan unless such pledging is approved in advance by our Compensation Committee.

Minimum Share Ownership Guidelines for Executive Officers and Directors and Post-Vesting Holding Periods

We have adopted minimum stock ownership guidelines that require each executive officer to maintain ownership of a minimum number of shares of our common stock (including awarded operating partnership units and LTIP units) having a market value equal to or greater than a multiple (ten times, in the case of our Chief Executive Officer, and five times, in the case of all other executive officers) of such executive officer's base salary. Each executive officer must achieve the minimum equity investment within five years from adoption of the guidelines or the date of such officer's appointment (for subsequently appointed executive officers).

We have adopted minimum stock ownership guidelines that require our independent directors to hold a number of shares of our common stock (including awarded operating partnership

units and LTIP units) having a market value equal to or greater than five times the portion of the annual base retainer which is eligible to be paid in cash. Each independent director must achieve the minimum equity investment within five years from the date of such director's election to our Board of Directors (for subsequently appointed directors) to attain compliance with the stock ownership requirements.

In addition, equity awards granted to our named executive officers during 2019 are subject to a post-vesting holding period of two years.

Tax Gross-Up Payments

We do not provide any "golden parachute" tax gross-up payments to our named executive officers. According to their employment agreements, if any payments or benefits to be paid or provided to any of our named executive officers would be subject to "golden parachute" excise taxes under Section 4999 of the IRS Code, the

executive's payments and benefits will be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater net after-tax receipt for the executive.

Tax Implications – Deductibility of Executive Compensation

The Compensation Committee's policy is to consider the tax treatment of compensation paid to our executive officers while simultaneously seeking to provide our executives with appropriate rewards for their performance. The SEC requires that we comment upon our policy with respect to Section 162(m) of the IRS Code, which limits the deductibility compensation of more than $1.0 million paid to any "covered employee." Although certain qualifying "performance-based compensation" was previously exempt from this deduction limit, the Tax Cuts and Jobs Act made certain changes to Section 162(m) of the IRS Code. Pursuant to such changes, "performance-based compensation" is no longer exempt under Section 162(m) of the IRS Code effective for tax years beginning after January 1, 2017, subject to a transition rule for written binding contracts which were in effect on November 2, 2017 and which were not modified in any material respect on or after such date.

We continue to assess the impact of Section 162(m) of the IRS Code on our compensation arrangements; however, we believe that, because we intend to maintain our qualification as a REIT under the IRS Code and pay distributions sufficient to minimize federal income taxes, the payment of compensation that does not satisfy the requirements of Section 162(m) will generally not affect our net income. In addition, substantially all of the services rendered by our executive officers are performed on behalf of the operating partnership, of which we are the sole general partner (or its subsidiaries, including one or more of our taxable REIT subsidiaries). The Internal Revenue Service has issued a series of private letter rulings that indicate that compensation paid by an operating partnership to executive officers of a REIT that serves as its general partner is not subject to the limitation under Section 162(m) to the extent such compensation is attributable to services rendered to the REIT's operating partnership. We have not obtained a ruling on this issue, but have no reason to believe that the same conclusion would not apply to us. To the extent, however, that compensation paid to our executive officers becomes subject to and does not qualify for deduction under Section 162(m), a larger portion of stockholder distributions may be subject to federal income taxation as dividend income rather than return of capital. We do not believe that Section 162(m) will materially affect the taxability of stockholder distributions, although no assurance can be given in this regard due to the variety of factors that affect the tax position of each stockholder. For these reasons, the Compensation Committee's compensation policy and practices are not directly guided by considerations relating to Section 162(m) of the IRS Code.

Risk Considerations in Our Compensation Programs

Our Compensation Committee has discussed the concept of risk as it relates to our compensation programs with management and FPL, and our Compensation Committee does not believe the goals, or the underlying philosophy of our compensation programs encourage excessive or inappropriate risk taking.

COMPENSATION COMMITTEE REPORT

The following Compensation Committee report to stockholders shall not, in accordance with the rules of the SEC, be incorporated by reference into any of our future filings made under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or under the Securities Act of 1933, as amended (the "Securities Act"), and shall not be deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

Our Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based on such review and discussions, our Compensation Committee recommended to our Board of Directors that our Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by our Compensation Committee

James D. Robinson IV (Chair)
Steven J. Gilbert

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the year ended December 31, 2018, Mr. Robinson and Mr. Gilbert served as members of our Compensation Committee. No member of our Compensation Committee is a current or former officer or employee of the company or any of its subsidiaries. None of our named executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

COMPENSATION OF OUR EXECUTIVE OFFICERS

2018 SUMMARY COMPENSATION TABLE

The following summary compensation table sets forth information concerning the total compensation paid, earned or awarded regarding our named executive officers for the company's fiscal years ended December 31, 2018, 2017 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Anthony E. Malkin	2018	810,000	2,000,000[1]	6,545,801[2]	174,240[3][4]	9,530,041
Chairman of the Board and	2017	810,000	1,822,500	6,549,981	136,538	9,319,019
Chief Executive Officer	2016	810,000	1,822,500	6,545,109	127,724	9,305,333
John B. Kessler	2018	700,000	750,000[1]	3,093,122[2]	1,250[4]	4,544,372
President and	2017	700,000	1,050,000	3,096,826	1,250	4,848,076
Chief Operating Officer	2016	700,000	1,050,000	2,786,583	1,250	4,537,833
David A. Karp	2018	650,000	680,000[1]	2,034,081[2]	1,250[4]	3,365,331
Executive Vice President and	2017	650,000	731,250	2,037,781	1,250	3,420,281
Chief Financial Officer	2016	650,000	731,250	2,033,881	1,250	3,416,381
Thomas P. Durels	2018	650,000	1,000,000[1]	3,017,602[2]	1,250[4]	4,668,852
Executive Vice President,	2017	650,000	731,250	3,023,074	1,250	4,405,575
Real Estate	2016	650,000	731,250	3,033,881	8,225	4,423,356
Thomas N. Keltner, Jr.	2018	625,000	430,000[1]	$1,041,514[2]	1,250[4]	2,097,764
Executive Vice President,	2017	625,000	468,750	1,041,080	1,250	2,136,080
General Counsel and Secretary	2016	625,000	468,750	925,276	1,250	2,020,276

(1) Named executive officers were given the option to receive all or a portion of their 2018 annual incentive bonus (paid in 2019) either in cash or all or part of such cash for an equivalent number of time-based LTIP units (or at 125% of the cash amount received, if the recipient agreed to defer vesting of such LTIP units over a three-year period). The amounts indicated represent the face amount of such grants. For more detail on these elections, see "Bonus Election Program" on page 50.

(2) These amounts reflect the aggregate grant date fair value of LTIP unit awards granted on March 27, 2018 to each of the named executive officers in accordance with FASB ASC Topic 718 disregarding estimated forfeitures and assuming the probable outcome of the performance metrics for performance-based LTIP units. The value of the awards included in the table assumes maximum achievement of such metrics. A discussion of the assumptions used in calculating these fair values can be found in Note 9 to our 2018 audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018. Also, see the 2018 Grants of Plan-Based Awards Table contained in this Proxy Statement for more information regarding the assigned values and grant date fair values of the time-based and performance-based LTIP units granted to each named executive officer in 2018. For more information about the performance goals, see "Annual Incentive Bonus Payments for 2018" on page 45.

(3) We provide Mr. Malkin a car and a full-time driver. The amount reported includes the cost to the company for the car and driver for 2018, which was $93,085 for the driver's salary and bonus and $45,937 for car-related expenses. During 2018, we also agreed to reimburse Mr. Malkin $26,998 for the legal fees incurred in connection with the renewal of his employment agreement and $6,970 to approximate a payment of federal and state withholding due for the company's distribution to him of a personal gift which was then required to be reported as ordinary income. Our company policy on gifts has been changed to avoid this step and potential liability to the company in the future.

(4) Includes a matching contribution in our 401(k) Plan of $1,250 in 2018.

2018 GRANTS OF PLAN-BASED AWARDS

The following table discloses the number of plan-based awards granted in 2018 to our named executive officers and the grant date fair value of these awards.

Name	Grant Date	Estimated Future Payouts under Equity Plan: Number of Performance-Based Shares of Stock or Units[1]			All Other Stock Awards: Number of Time-Based Shares of Stock or Units (#)	Grant Date Fair Value of Stock or Units ($)
		Threshold (#)	Target (#)	Maximum (#)		
Anthony E. Malkin	2/21/18	–	–	–	128,707[2]	2,163,565[4]
	3/27/18	–	–	–	164,683[3]	2,597,051[5]
	3/27/18	233,723	487,299	703,877	–	3,948,750[6]
John B. Kessler	2/21/18	–	–	–	14,830[2]	262,491[4]
	3/27/18	–	–	–	76,054[3]	1,199,372[5]
	3/27/18	113,704	227,477	341,216	–	1,893,750[6]
David A. Karp	2/21/18	–	–	–	10,328[2]	182,806[4]
	3/27/18	–	–	–	47,966[3]	756,424[5]
	3/27/18	74,341	147,181	236,165	–	1,277,657[6]
Thomas P. Durels	2/21/18	–	–	–	51,641[2]	868,085[4]
	3/27/18	–	–	–	71,159[3]	1,122,177[5]
	3/27/18	110,287	218,345	350,355	–	1,895,425[6]
Thomas N. Keltner, Jr.	2/21/18	–	–	–	33,103[2]	556,461[4]
	3/27/18	–	–	–	27,014[3]	426,011[5]
	3/27/18	41,763	77,450	106,304	–	615,503[6]

(1) Represents performance-based LTIP units granted pursuant to our 2013 Equity Plan based on threshold, target and maximum amounts. The number of Performance-based LTIP units that vest may range from no performance-based LTIP units to the vesting of the maximum amount of performance-based LTIP units, as shown above. Within such range, an interpolated amount would be applied if results fall between such threshold, target and maximum measures. Performance-based LTIP units granted on March 27, 2018 will be earned based on the company's absolute and relative annualized TSR over a three-year performance period that commenced on January 1, 2018. The earned performance-based LTIP units will then vest 50% on January 1, 2021, the end of the three year performance period, and 50% on January 1, 2022, conditioned on continued employment. For more information about the performance criteria, see "Annual Incentive Bonus Payments for 2018" on page 45.

(2) Named executive officers were given the option to receive all or a portion of their 2017 annual incentive bonus (paid in 2018) either in cash or all or part of such cash for an equivalent number of time-based LTIP units (or at 125% of the cash amount received, if the recipient agreed to defer vesting of such LTIP units over a three-year period). The number of LTIP units indicated above represent the face amount of such grants for named executive officers who elected to receive fully vested LTIP units upon grant, and 125% of the cash amount of the bonus for named executive officers who agreed to defer vesting of such LTIP units. These LTIP units vest 33.33% on each of the three anniversaries of January 1, 2018, in each case subject to continued employment. For more detail on these elections, see "Bonus Election Program" on page 50.

(3) Represents time-based LTIP units granted to each named executive officer pursuant to our 2013 Equity Plan. These time-based LTIP units vest 25% on each of the first four anniversaries of January 1, 2018, in each case subject to continued employment.

(4) The amounts represent the grant date fair value of the LTIP units computed in accordance with FASB ASC Topic 718 and are based upon time-based LTIP units with a per unit amount of $17.70 for Messrs. Kessler and Karp, and $16.81 for Messrs. Malkin, Durels and Keltner. A discussion of the assumptions used in calculating these values can be found in Note 9 to our 2018 audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018.

(5) The amounts represent the grant date fair value of the LTIP units computed in accordance with FASB ASC Topic 718 at $15.77 per unit for the time-based LTIP units for Messrs. Malkin, Kessler, Karp, Durels and Keltner. A discussion of the assumptions used in calculating these values can be found in Note 9 to our 2018 audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018.

(6) The amounts represent the grant date fair value of the LTIP units computed in accordance with FASB ASC Topic 718 and are based upon performance-based LTIP units with a per unit amount of $5.61, $5.55, $5.41, $5.41 and $5.79 for Messrs. Malkin, Kessler, Karp, Durels and Keltner, respectively. A discussion of the assumptions used in calculating these values can be found in Note 9 to our 2018 audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018.

2018 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth the outstanding equity awards held by our named executive officers as of December 31, 2018.

	Stock Awards			
	Number of Time-based	Market Value of Time-based	Equity Plan Awards: Number of Unearned Performance-based	Equity Plan Awards: Market or Payout Value of Unearned Performance-based
Name	Shares or Units That Have Not Vested[1] (#)	Shares or Units That Have Not Vested[2] ($)	Shares, Units or Other Rights That Have Not Vested[3] (#)	Shares, Units or Other Rights That Have Not Vested[2] ($)
Anthony E. Malkin	495,070	7,044,846	367,573	5,230,564
John B. Kessler	169,353	2,409,893	181,051	2,576,356
David A. Karp	108,470	1,543,528	117,961	1,678,585
Thomas P. Durels	260,203	3,702,689	171,650	2,442,580
Thomas N. Keltner, Jr.	94,562	1,345,617	65,127	926,757

(1) LTIP units granted to our named executive officers (i) on February 1, 2015 (for Mr. Kessler only) that vest 25% on February 1 of 2016, 2017, 2018 and 2019, (ii) on February 18, 2015 that vest 25% on January 1 of 2016, 2017, 2018 and 2019, (iii) on February 29, 2016 that vest 25% on January 1 of 2017, 2018, 2019 and 2020, (iv) on February 29, 2016 (for Mr. Durels only) that vest 30% on February 28, 2019, 30% on February 29, 2020, and 40% on February 28, 2021, (v) on March 17, 2017 that vest 25% on January 1, 2018, 2019, 2020 and 2021, and (vi) on March 27, 2018 that vest 25% on January 1, 2019, 2020, 2021 and 2022, all subject to continued employment.

(2) Calculated assuming that the value of an LTIP unit on December 31, 2018 was equal to the $14.23 price of a share of our Class A common stock on such date.

(3) LTIP units granted to our named executive officers (i) on February 1, 2015, for Mr. Kessler only, that were earned at 30.6% of such award based on our company's absolute and relative annualized TSR over a three-year performance period commencing on February 1, 2015, that vested 50% on February 1 of 2018 and vested as to the remaining 50% on February 1, 2019, (ii) on February 18, 2015, that were earned at 54.4% of such award based on our company's absolute and relative annualized TSR over a three-year performance period commencing on January 1, 2015, that vested 50% on January 1 of 2018 and vested as to the remaining 50% on January 1, 2019, (iii) on February 29, 2016, for which no units were earned based on our company's absolute and relative annualized TSR over a three-year performance period commencing on January 1, 2016, (iv) on March 17, 2017, for which no units are estimated earned, but as shown in the chart above at threshold amount of our company's absolute and relative annualized TSR over a three-year performance period commencing on January 1, 2017, and (v) on March 27, 2018, for which no units are estimated earned, but as shown in the chart above at threshold amount of our company's absolute and relative annualized TSR over a three-year performance period commencing on January 1, 2018. For more information about the performance criteria, see "Annual Incentive Bonus Payments for 2018" on page 45.

2018 OPTION EXERCISES AND STOCK OR UNITS VESTED

The following table sets forth certain information regarding LTIP units that vested in 2018 for the named executive officers. No other equity awards held by our named executive officers were vested or exercised in 2018.

	Stock or Unit Awards	
Name	Number of Shares or Units Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Anthony E. Malkin	175,231	3,597,492
John B. Kessler	70,223	1,391,184
David A. Karp	60,905	1,221,151
Thomas P. Durels	55,272	1,134,734
Thomas N. Keltner, Jr.	24,430	501,548

(1) Represents the aggregate number of LTIP units that vested in 2018.

(2) The value realized on vesting of the LTIP units is the product of (a) the closing price on the NYSE of a share of Class A common stock on the vesting date (or, if the vesting date was not a trading day, the immediately preceding trading day), multiplied by (b) the number of LTIP units vesting. In each case, the value realized is before payment of any applicable taxes and brokerage commissions, if any.

EMPLOYMENT AGREEMENT

On April 5, 2016, we entered into an amended and restated written employment agreement with Anthony E. Malkin, which was amended as of October 5, 2018. The employment agreement had an initial term of three years from the date of the IPO, provided for up to two automatic one-year extensions thereafter (both of which occurred), and has been extended for a period of three years until October 7, 2021. The employment agreement requires Mr. Malkin to devote a majority of his business time and attention to the performance of his duties under the employment agreement.

Mr. Malkin's employment agreement provides for:

- an annual base salary of not less than $810,000 subject to review and increase on an annual basis in the discretion of our Compensation Committee (Mr. Malkin's base salary was increased to $810,000 in 2016 by our Compensation Committee and has remained at the same level since such time);

- eligibility for annual cash performance bonuses with a target bonus equal to 200% of Mr. Malkin's annual base salary, based on the satisfaction of company and individual performance criteria established by our Compensation Committee;

- participation in our long-term incentive program with the amount of such awards granted to Mr. Malkin to be no less than that granted to other senior executives and be reasonable in light of the contributions made or expected to be made by Mr. Malkin for the period for which such grant is made;

- participation in all of our benefit plans and entitlement to receive benefits and perquisites at a level no less favorable than those provided to our other senior executives;

- a company-owned or leased automobile and a driver with a value of up to $159,800 per year (as adjusted for CPI);

- consistent with company policy, reimbursement to Mr. Malkin for appropriate company business-related private air travel where he reasonably determines that such travel will enhance his effectiveness and efficiency;

- security services for Mr. Malkin and his family, when required in the Board's or his reasonable judgment, provided that Mr. Malkin provides the Compensation Committee with reasonable justification for any such expense which exceeds $50,000 in any consecutive 12-month period, excluding: (a) up to $50,000 total per residence for security assessment and related installations at any time during the three-year term that began October 7, 2018 and (b) amounts provided for the company-owned car, driver and related expenses; and

- administrative assistance and office space for Mr. Malkin, and services reasonably acceptable to him, so long as Mr. Malkin is providing services to us in any capacity.

The consequences of a termination of employment of Mr. Malkin pursuant to his employment agreement and equity award agreements are as follows:

Termination Without Cause or for Good Reason (not Following a Change in Control)

Upon a termination of employment by us without "cause" (other than due to death or "disability") or by Mr. Malkin for "good reason" (each as defined in the employment agreement), subject to Mr. Malkin's and the company's execution of a mutual release of claims in the form provided for in the employment agreement,

Mr. Malkin will be entitled to:

- annual base salary and other benefits earned but unpaid prior to the date of termination;

- earned but unpaid annual bonus for the prior fiscal year;

- a lump sum amount equal to two times the sum of Mr. Malkin's then-current annual base salary plus the average annual bonus paid to Mr. Malkin over the three most-recently completed fiscal years;

- a pro-rated annual bonus for the year in which the termination of employment occurs, calculated based on actual performance for the entire performance period (disregarding any subjective performance goals and without the exercise of any negative discretion), to be paid at the end of the performance period;

- subject to Mr. Malkin's election of COBRA coverage under the company's group health plan, for up to 18 months following his termination, a monthly payment equal to the difference between the monthly COBRA premium cost and the premium cost to Mr. Malkin as if he continued to be our employee;

- equity awards subject to time-based vesting immediately vest in full;

- pro-rated vesting of equity awards subject to performance-based vesting to the extent the underlying performance requirements have been met based on performance from commencement of the performance period through the date of termination; and

- stock options will remain exercisable for three years following the termination, but in no event later than their expiration.

Termination Without Cause or for Good Reason Following a Change in Control

Upon a termination of employment by us without "cause" (other than due to death or "disability") or by Mr. Malkin for "good reason" within two years following a "change in control" (as defined in our 2013 Equity Plan), subject to Mr. Malkin's and the company's execution of a mutual release of claims in the form provided for in the employment agreement, Mr. Malkin will be entitled to:

- annual base salary and other benefits earned but unpaid prior to the date of termination;

- earned but unpaid annual bonus for the prior fiscal year;

- a lump sum amount equal to three times the sum of Mr. Malkin's then-current annual base salary plus the average annual bonus paid to Mr. Malkin over the three most-recently completed fiscal years;

- a pro-rated annual bonus for the year in which the termination of employment occurs, calculated based on actual performance for the entire performance period (disregarding any subjective performance goals and without the exercise of any negative discretion), to be paid at the end of the performance period;

- subject to Mr. Malkin's election of COBRA coverage under the company's group health plan, for up to 18 months following his termination, a monthly payment equal to the difference between the monthly COBRA premium cost and the premium cost to Mr. Malkin as if he continued to be our employee;

- equity awards subject to time-based vesting immediately vest in full;

- equity awards subject to performance-based vesting will vest to the extent the underlying performance requirements have been met based on performance from commencement of the performance period through the date of termination; and

- stock options will remain exercisable for three years following the termination, but in no event later than their expiration.

Termination Due to Death or Disability

Upon Mr. Malkin's termination due to his death or "disability," subject to Mr. Malkin's (or his estate's) and the company's execution of a mutual release of claims in the form provided for in the employment agreement, Mr. Malkin, or his estate, will be entitled to:

- annual base salary and other benefits earned but unpaid prior to the date of termination;

- earned but unpaid annual bonus for the prior fiscal year;

- a pro-rated annual bonus for the year in which the termination of employment occurs, calculated based on actual performance for the entire performance period (disregarding any subjective performance goals and without the exercise of any negative discretion), to be paid at the end of the performance period;

- equity awards subject to time-based vesting immediately vest in full;

- pro-rated vesting of equity awards subject to performance-based vesting to the extent the underlying performance requirements have been met based on performance from commencement of the performance period through the date of death or disability; and

- stock options will remain exercisable for three years following the termination, but in no event later than their expiration.

Termination Due to Retirement

Pursuant to the terms of Mr. Malkin's equity award agreements, upon the executive's resignation following the later of (x) the executive's 60th birthday and (y) the executive's completing ten years of service (including service with our predecessors), he will be entitled to:

- equity awards subject to time-based vesting immediately vest in full; and

- pro-rated vesting of equity awards subject to performance-based vesting to the extent the underlying performance requirements have been met based on performance from the commencement of the performance period through the date of retirement.

Resignation (not for Good Reason) or Non-Renewal

Upon a termination of employment by Mr. Malkin for any reason other than "good reason," or by notice by him or us of non-renewal of the employment agreement, Mr. Malkin will be entitled to:

- annual base salary and other benefits earned but unpaid prior to the date of termination; and

- subject to Mr. Malkin's and our company's execution of a mutual release of claims, any earned but unpaid annual bonus for the prior fiscal year.

Termination for Cause

Upon a termination of employment by us for "cause," Mr. Malkin will be entitled only to annual base salary and other benefits earned but unpaid prior to the date of termination.

Parachute Payments

In the event that any amount payable to Mr. Malkin is determined to be an subject to the excise tax under Section 4999 of the IRS Code, such amount will be reduced to one dollar less than the threshold amount that would trigger an excise tax under Section 4999 of the IRS Code, unless that reduction would result in Mr. Malkin receiving a lesser net after-tax amount.

Restrictive Covenants and Other Provisions

Although the employment agreement requires Mr. Malkin to devote a majority of his business time and attention to the performance of his duties under the employment agreement, Mr. Malkin may (i) serve on the board of one or more business corporations identified by Mr. Malkin with the consent of our Board of Directors (such consent not to be unreasonably withheld), (ii) participate in charitable, civic, educational, professional, community or industry affairs, and (iii) manage his and his family's personal investments (including the excluded properties and excluded businesses (as defined under "Excluded Properties and Businesses" on page 72)), including providing services to or maintaining a family office for purposes of managing such investments, provided that (x) the activities set out in clauses (i), (ii), and (iii) shall be limited by Mr. Malkin so as not to interfere materially, individually or in the aggregate, with the performance of his duties and responsibilities under his employment agreement or create a potential business or fiduciary conflict and (y) with respect to the activities set out in clause (iii), such activities shall be limited to non-controlling investments to the extent such investments are office or retail real estate properties located in New York County, New York, Fairfield County, Connecticut, Westchester County, New York, and any other geographic area in which we invest in such properties.

The employment agreement contains standard confidentiality and mutual non-disparagement provisions, which will apply indefinitely, and non-competition, no-hire and non-solicitation provisions, which will apply during the term of the employment agreement and will continue for a period of one year following the termination of Mr. Malkin's employment.

The employment agreement provides that until the later of the date on which (i) Mr. Malkin is no longer serving as our Chief Executive Officer and (ii) Mr. Malkin and his affiliates no longer hold on a consolidated basis at least (x) 50% of the amount of our Class A common stock, Class B common stock and operating partnership units in our operating partnership which was held by Mr. Malkin and his affiliates as of the date of the closing of the consolidation and (y) 10% of the voting power of our outstanding common stock voting together as a single class, our Board of Directors shall cause Mr. Malkin to be nominated for re-election to our Board of Directors at the expiration of the then current term. Unless Mr. Malkin has resigned as a director, for so long as the foregoing ownership thresholds are met, this obligation shall survive beyond the expiration of the term of Mr. Malkin's employment agreement and the termination of Mr. Malkin's employment for any reason other than for "cause" unless prohibited by legal or regulatory requirements. Failure of our Board of Directors to nominate Mr. Malkin for election to our Board of Directors, the failure of Mr. Malkin to be elected or re-elected, or his removal as a member of our Board of Directors constitute "good reason" under the employment agreement.

All disputes, except equitable enforcement of restrictive covenants, under the employment agreement will be resolved by arbitration in accordance with the rules of the Judicial Arbitration and Mediation Services, Inc. in New York City. We have agreed to pay all costs of the arbitration except, if applicable, Mr. Malkin's petitioner's filing fee. If an arbitrator determines that Mr. Malkin has prevailed on the issues in dispute in the arbitration, we will pay or reimburse any reasonable expenses, including reasonable attorney's fees, which Mr. Malkin incurs in such arbitration.

CHANGE IN CONTROL SEVERANCE AGREEMENTS

On April 5, 2016, we entered into amended and restated written change in control severance agreements with Messrs. Karp, Durels and Keltner, and on February 1, 2015, we entered into a written change in control severance agreement with Mr. Kessler substantially similar to the change in control severance agreements with Messrs. Karp, Durels and Keltner. Each of the change in control severance agreements will terminate two years after the date of any written notice of termination from us to the applicable executive officer; provided, that if a "change in control" (as defined in our 2013 Equity Plan) occurs while the agreement is still operative, any written notice to the executive officer terminating the agreement will not be effective prior to the second anniversary of the "change in control."

The consequences of a termination of employment of any such executive pursuant to his change in control severance agreement and equity award agreements are as follows:

Termination Without Cause or for Good Reason Following a Change in Control

Upon a termination of employment by us without "cause" (other than due to death or "disability") or by the executive officer for "good reason" (each as defined in the change in control severance agreements), within two years following a "change in control," subject to the executive officer's execution of a release of claims, the executive officer will be entitled to:

- annual base salary and other benefits earned but unpaid;
- earned but unpaid annual bonus for the prior fiscal year;
- an amount equal to two times the sum of the executive officer's then-current annual base salary plus the average bonus earned over the three most-recently completed fiscal years;
- a pro-rated annual bonus for the year in which the termination of employment occurs, calculated based on actual performance for the entire performance period (disregarding any subjective performance goals and without the exercise of any negative discretion), and paid at the end of the performance period;
- subject to the executive officer's election of COBRA coverage under the company's group health plan, for up to 18 months, a monthly payment equal to the difference between the monthly COBRA premium cost and the premium cost to the executive officer as if he continued to be our employee;
- equity awards subject to time-based vesting immediately vest in full; and
- equity awards subject to performance-based vesting will vest based on performance from commencement of the performance period through the date of termination (i) on a pro-rated basis, if the termination occurs before the performance period ends and (ii) in full, if the termination occurs after the performance period ends.

Termination Due to Death or Disability Following a Change in Control

In the event of the applicable executive officer's death or "disability" within two years following a change in control, the executive officer will be entitled to his accrued and unpaid annual base salary and other benefits, as well as any earned but unpaid annual bonus for the prior fiscal year. In addition, pursuant to the terms of the executives' equity award agreements:

- equity awards subject to time-based vesting immediately vest in full; and
- equity awards subject to performance-based vesting will, to the extent the underlying performance requirements have been met based on performance from commencement of the performance period through the date of death or disability, vest (i) on a pro-rated basis, if the termination occurs before the performance period and (ii) in full, if the termination occurs after the performance period ends.

Resignation (not for Good Reason, Following a Change in Control)

Upon a termination by the executive officer for any reason other than "good reason," the executive officer will be entitled to his accrued and unpaid annual base salary and other benefits, as well as any earned but unpaid annual bonus for the prior fiscal year.

Termination Without Cause or for Good Reason (not Following a Change in Control)

Pursuant to the terms of the executives' equity award agreements, upon a termination of employment by us for any reason other than "cause" or the executive's resignation for "good reason," the executive officer will be entitled to:

- equity awards subject to time-based vesting immediately vest in full; and
- equity awards subject to performance-based vesting will, to the extent the underlying performance requirements have been met based on performance from commencement of the performance period through the date of termination, vest (i) on a pro-rated basis, if the termination occurs before the performance period ends and (ii) in full, if the termination occurs after the performance period ends.

Termination Due to Retirement (Whether or not Following a Change in Control)

Pursuant to the terms of the executives' equity award agreements, upon the executive's resignation following the later of (x) the executive's 60th birthday and (y) the executive completing ten years of service (including service with our predecessors), the executive officer will be entitled to:

■ equity awards subject to time-based vesting immediately vest in full; and

■ equity awards subject to performance-based vesting will, to the extent the underlying performance requirements have been met based on performance from commencement of the performance period through the date of retirement, vest (i) on a pro-rated basis, if the termination occurs before the performance period ends, and (ii) in full, if the termination occurs after the performance period ends.

Parachute Payments

In the event that any amount payable to an executive officer would be subject to the excise tax under Section 4999 of the IRS Code, such amount will be reduced to one dollar less than the threshold amount that would trigger an excise tax under Section 4999 of the IRS Code, unless that reduction would result in the executive receiving a lesser net after-tax amount.

Restrictive Covenants and Other Provisions

The change in control severance agreements also contain standard confidentiality and mutual non-disparagement provisions, which will apply indefinitely, and non-competition, no-hire and non-solicitation provisions, which apply during the term of the agreements and will continue for one year following termination of employment, except that Mr. Kessler's non-compete restriction will continue for six months following the termination of his employment and his no-hire and non-solicitation restrictions will continue for 24 months following the termination of his employment.

All disputes, except equitable enforcement of restrictive covenants, under the change in control severance agreements will be resolved by arbitration in accordance with the rules of the Judicial Arbitration and Mediation Services, Inc. in New York City. We have agreed to pay all costs of the arbitration except, if applicable, the executive officer's petitioner's filing fee. If an arbitrator determines that the applicable executive officer has prevailed on the issues in dispute in the arbitration, we will pay or reimburse any reasonable expenses, including reasonable attorney's fees, which the executive officer incurs in such arbitration.

POTENTIAL PAYMENTS UPON TERMINATION

As set forth above in "Employment Agreement" on page 59 and "Change in Control Severance Agreements" on page 61, our named executive officers will be entitled to certain compensation and benefits in the event of termination of employment. Assuming a termination of employment and change in control (if applicable) occurred on December 31, 2018 and a price per share of our common stock on the date of termination of $14.23 (the closing price of our Class A common stock on the NYSE on such date), the amount of compensation that would have been payable to each named executive officer in each situation is listed in the table below.

Name and Principal Position	Severance ($)	Cash Bonus[1] ($)	Continued Medical Benefits ($)	Unvested Time-Based LTIP Units[2] ($)	Unvested Performance-Based LTIP Units ($)[3]	Total ($)
Anthony E. Malkin						
Involuntary Termination Without Cause or Resignation for Good Reason	4,875,000	2,000,000	33,439	7,044,846	244,705	14,197,990
Involuntary Termination Without Cause or Resignation for Good Reason Following Change in Control	7,312,500	2,000,000	33,439	7,044,846	244,705	16,635,490[5]
Death or Disability	–	2,000,000	–	7,044,846	244,705	9,289,551
Termination For Cause	–	–	–	–	–	–
Resignation or Non-Renewal of Employment Contract	–	2,000,000	–	–	–	2,000,000
Retirement	–	–	–	–	–	–

Name and Principal Position	Severance ($)	Cash Bonus[1] ($)	Continued Medical Benefits ($)	Unvested Time-Based LTIP Units[2] ($)	Unvested Performance- Based LTIP Units ($)[3]	Total ($)
John B. Kessler						
Involuntary Termination Without Cause or Resignation for Good Reason	–	–	–	2,409,893	152,990	2,562,883
Involuntary Termination Without Cause or Resignation for Good Reason Following Change in Control	3,325,000	750,000	33,439	2,409,893	152,990	6,671,322[6]
Death or Disability	–	–	–	2,409,893	152,990	2,562,883
Termination For Cause	–	–	–	–	–	–
Resignation or Non-Renewal of Employment Contract	–	–	–	–	–	–
Retirement	–	–	–	–	–	–
David A. Karp						
Involuntary Termination Without Cause or Resignation for Good Reason	–	–	–	1,543,528	98,544	1,642,072
Involuntary Termination Without Cause or Resignation for Good Reason Following Change in Control	2,666,400	680,000	21,808	1,543,528	98,544	5,010,280
Death or Disability	–	–	–	1,543,528	98,544	1,642,072
Termination For Cause	–	–	–	–	–	–
Resignation or Non-Renewal of Employment Contract	–	–	–	–	–	–
Retirement	–	–	–	–	–	–
Thomas P. Durels						
Involuntary Termination Without Cause or Resignation for Good Reason	–	–	–	3,702,689	98,544	3,801,233
Involuntary Termination Without Cause or Resignation for Good Reason Following Change in Control	2,666,400	1,000,000	33,439	3,702,689	98,544	7,501,072[6]
Death or Disability	–	–	–	3,702,689	98,544	3,801,233
Termination For Cause	–	–	–	–	–	–
Resignation or Non-Renewal of Employment Contract	–	–	–	–	–	–
Retirement	–	–	–	–	–	–
Thomas N. Keltner, Jr.						
Involuntary Termination Without Cause or Resignation for Good Reason	–	–	–	1,345,617	32,226	1,377,843
Involuntary Termination Without Cause or Resignation for Good Reason Following Change in Control	2,083,576	430,000	21,808	1,345,617	32,226	3,913,227
Death or Disability	–	–	–	1,345,617	32,226	1,377,843
Termination For Cause	–	–	–	–	–	–
Resignation or Non-Renewal of Employment Contract	–	–	–	–	–	–
Retirement	–	–	–	1,345,617	32,226	1,377,843

(1) For purposes of this table, the amount of the cash bonus component of severance equals the face amount of the annual incentive bonus awarded to each named executive officer with respect to 2018 (paid in 2019). For more detail on bonus elections, see "Bonus Election Program" on page 50.

(2) Calculated assuming that the value of an LTIP unit on December 31, 2018 (the last business day of the fiscal year) was equal to the $14.23 value of a share of our Class A common stock on such date.

(3) Calculated based on the number of LTIP units that would have been earned at December 31, 2018 assuming that the value of each such LTIP unit was equal to the $14.23 value of a share of our Class A common stock on December 31, 2018.

(4) Pursuant to grant and change in control agreements, the vesting is accelerated on retirement for an executive who has then met certain length of service and age qualifications. Mr. Keltner is the only executive officer who has met such qualifications to date.

(5) According to Mr. Malkin's employment agreement, if any payments or benefits to be paid or provided to Mr. Malkin are subject to "golden parachute" excise taxes under Section 280G of the IRS Code, Mr. Malkin's payments and benefits will be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater net after-tax receipt for Malkin. For purposes of this table, Mr. Malkin's payout following an involuntary termination not for "cause" or resignation for "good reason" following a "change in control" would be reduced by $2,425,449, to result in a greater net after-tax receipt, assuming a termination of Mr. Malkin's employment for such reason occurred on December 31, 2018.

(6) According to each of the change in control severance agreements, if any payments or benefits to be paid or provided to the executive are subject to "golden parachute" excise taxes under Section 280G of the IRS Code, such payments and benefits will be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater net after-tax amount. For purposes of this table, Messrs. Kessler or Durels' payout following an involuntary termination not for "cause" or resignation for "good reason" following a "change in control" would be reduced by $87,576 and $8,715, respectively, to result in a greater net after-tax receipt, assuming a termination of either Messrs. Kessler or Durels' employment for such reason occurred on December 31, 2018.

PAY RATIO

The following is a reasonable estimate, prepared under applicable SEC rules, of the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee. We determined our median employee, as of October 1, 2018, based on total cash compensation of each of our then active 782 employees (excluding the Chief Executive Officer), comprised of 226 managers and professionals and 556 members covered by collective bargaining agreements who are typically focused on the operations and maintenance of our properties. In determining the median employee, we annualized total cash compensation for permanent employees who worked less than a full year, but not for temporary or part-time workers including seasonal employees. The annual total compensation for 2018 of our median employee, an accounting and reporting associate, was $60,064, calculated in accordance with SEC rules. As disclosed in the 2018 Summary Compensation Table appearing on page 56, our Chief Executive

Officer's annual total compensation for 2018 was $9,530,041. Based on the foregoing, our estimate of the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other employees was 159 to 1. The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 7, 2019, regarding the beneficial ownership of shares of our common stock and units of partnership interest in Empire State Realty OP, L.P. (our "operating partnership") by:

- each of our directors;
- each of our named executive officers;
- each person known by us to be the beneficial owner of 5% or more of our outstanding common stock; and
- all of our directors and executive officers as a group.

In accordance with SEC rules, each listed person's beneficial ownership includes:

- all shares the investor actually owns beneficially or of record;
- all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and
- all shares the investor has the right to acquire within 60 days after March 7, 2019 (unless otherwise noted).

On March 7, 2019, there were:

- 175,168,677 shares of our common stock outstanding, 175,112,424 of which represent Class A common stock, 56,253 of which represent restricted Class A common stock, and 1,036,220 of which represent Class B common stock (each of which may be exchanged on a one-for-one basis for shares of our Class A common stock); and
- 125,773,888 operating partnership units of our operating partnership outstanding, consisting of: (i) 78,726,178 Series PR operating partnership units, 29,238,349 Series ES operating partnership units, 7,943,484 Series 60 operating partnership units, and 3,987,506 Series 250 operating partnership units, each of which may be exchanged for cash, or at our option, shares of Class A common stock on a one-for-one basis; and (ii) 5,878,371 LTIP units issued pursuant to our 2013 Equity Plan, each of which, upon the satisfaction of certain conditions, is convertible into operating partnership units of our operating partnership.

Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Unless otherwise indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120.

Name	Common Stock (Class A and Class B)			Common Stock and Operating Partnership Units	
	Number of Shares of Common Stock Beneficially Owned	Percent of All Shares of Common Stock (Economic Interest)	Percent of All Shares of Common Stock (Voting Interest)[1]	Number of Shares of Common Stock and Operating Partnership Units Beneficially Owned[2]	Percentage of All Shares of Common Stock and Operating Partnership Units[2]
Anthony E. Malkin[3]	703,347	*	14.3%	32,620,896	11.0%
William H. Berkman	25,000	*	*	56,990	**
Leslie D. Biddle	—	*	*	3,231	**
Thomas J. DeRosa	—	*	*	31,990	**
Steven J. Gilbert	20,000	*	*	49,586	**
S. Michael Giliberto	3,500	*	*	31,793	**
James D. Robinson IV	—	*	*	13,793	**
David A. Karp	5,500	*	*	255,738	**
John B. Kessler	—	*	*	185,261	**
Thomas P. Durels	2,407	*	*	632,824	**
Thomas N. Keltner, Jr.[4]	—	*	*	751,293	**
All directors and executive officers as a group (11 persons)	759,754	*	14.9%	34,633,395	11.7%
5% or Greater Owners					
Quark Holding LLC[5]	29,894,869[5]	17.28%[5]	9.90%	29,894,869	9.90%
The Vanguard Group, Inc.[6]	22,690,397[6]	13.11%[6]	10.00%	22,690,397	
BlackRock Inc.[7]	9,202,774[7]	5.30%[7]	4.05%	9,202,774	
Resolution Capital Limited[8]	9,114,000[8]	5.27%[8]	4.02%	9,114,000	

* Represents less than 1% of the number of shares of Class A common stock and Class B common stock outstanding.

** Represents less than 1% of the number of shares of Class A common stock, Class B common stock and operating partnership units, including vested LTIP units outstanding.

(1) For purposes of this column, ownership of each share of Class B common stock is treated as 50 shares of Class A common stock. Holders of Class B common stock are entitled to fifty votes per share, to the extent they own 49 limited partnership units in our operating partnership for each share of Class B common stock so voted. Holders of Class A common stock and Class B common stock vote together as a single class on the matters to be considered at the Annual Stockholders Meeting, and their votes are counted and totaled together. The percentages shown in this column are based on 226,979,677 votes, the aggregate number of votes that may be cast by our common stockholders.

(2) Includes all vested LTIP units, which may be convertible into operating partnership units after certain conditions have been met. The LTIP units shown in the table are the vested portion of totals previously awarded, so that the balance of such totals remain subject to time or performance based vesting conditions as follows: (i) Anthony E. Malkin: 340,568 vested time-based LTIP units (from a total of 779,368 time-based LTIP units awarded) and 70,934 vested performance-based LTIP units (from a total of 1,787,143 performance-based LTIP units awarded); (ii) William H. Berkman: 31,990 vested time-based LTIP units (from a total of 53,957 time-based LTIP units awarded); (iii) Leslie D. Biddle: 3,231 vested time-based LTIP units (from a total of 22,194 time-based LTIP units awarded); (iv) Thomas J. DeRosa: 31,990 vested time-based LTIP units (from a total of 53,957 time-based LTIP units awarded); (v) Steven J. Gilbert: 29,586 vested time-based LTIP units (from a total of 45,352 time-based LTIP units awarded); (vi) S. Michael Giliberto: 28,293 vested time-based LTIP units (from a total of 41,474 time-based LTIP units awarded); (vii) James D. Robinson IV: 13,793 vested time-based LTIP units (from a total of 33,175 time-based LTIP units awarded); (viii) John B. Kessler: 163,759 vested time-based LTIP units (from a total of 269,456 time-based LTIP units awarded) and 21,502 vested performance-based LTIP units (from a total of 796,541 performance-based LTIP units awarded); (ix) David A. Karp: 197,666 vested time-based LTIP units (from a total of 265,566 time-based LTIP units awarded) and 52,572 vested performance-based LTIP units (from a total of 609,959 performance-based LTIP units awarded); (x) Thomas P. Durels: 400,813 vested time-based LTIP units (from a total of 573,896 time-based LTIP units awarded) and 106,649 vested performance-based LTIP units (from a total of 834,746 performance-based LTIP units awarded); and (xi) Thomas N. Keltner, Jr.: 53,018 vested time-based LTIP units (from a total of 283,734 time-based LTIP units awarded) and 4,529 vested performance-based LTIP units (from a total of 300,493 performance-based LTIP units awarded). See "Compensation Program" on page 44 for a discussion of the vesting conditions of the LTIP units.

(3) In addition to the 411,502 vested LTIP units referenced in footnote (2) above, includes 60,368 shares of Class A common stock, 642,979 shares of Class B common stock and 31,506,047 operating partnership units held by: (i) family trusts and entities for which Anthony E. Malkin has sole voting and investment power as sole manager or sole trustee, as applicable, or Anthony E. Malkin and his wife have shared voting and investment power as managers or trustees, as applicable, all for the benefit of Anthony E. Malkin, his wife, and certain other members of their extended family, (ii) family trusts for the benefit of Anthony E. Malkin's children, (iii) Anthony E. Malkin's wife and/or (iv) a charitable foundation over which Anthony E. Malkin and his wife have shared voting and investment power; and of which, in each case, Anthony E. Malkin disclaims beneficial ownership of such shares and units except to the extent of his pecuniary interest therein (if any).

(4) Includes 202,867 operating partnership units held by Thomas N. Keltner, Jr. Revocable Trust dated February 23, 2008, for which Thomas N. Keltner, Jr. is the trustee, 163,717 operating partnership units held by Paula S. Keltner Revocable Trust dated March 1, 2008, for which Thomas N. Keltner, Jr.'s wife is the trustee, 162,162 operating partnership units held by the Thomas N. Keltner, Jr. Family Trust, for which Thomas N. Keltner, Jr.'s wife and sister are the trustees, and 165,000 operating partnership units held by the Paula S. Keltner, Jr. Family Trust, for which Thomas N. Keltner, Jr. is the trustee.

(5) Based solely on information provided on a Schedule 13G/A filed with the SEC on January 16, 2019 by Quark Holding LLC and Qatar Investment Authority, which is the sole member of Quark Holding LLC. According to such filing, Q REIT Holding LLC transferred its entire beneficial ownership interest in the company to Quark Holding LLC as of September 25, 2017 (the "Transaction"). Pursuant to a Stockholders Agreement entered into by the company with Q REIT Holding LLC on August 23, 2016, Q REIT Holding LLC granted to our Board of Directors an irrevocable proxy to vote any shares of Class A common stock directly beneficially owned by Q REIT Holding LLC in excess of 9.9% of the total number of shares of Class A common stock outstanding. In connection with the Transaction, on September 25, 2017, Quark Holding LLC became a party to, and assumed the obligations of Q REIT Holding LLC under, the stockholders agreement, in accordance with its terms. As a result, Quark Holding LLC has voting power over 17,127,815 shares of Class A common stock and dispositive power over 29,894,869 shares of Class A common stock it directly beneficially owns, which were previously beneficially owned by Q REIT Holding LLC. Qatar Investment Authority, as the sole member of Quark Holding LLC, may be deemed to share voting power and dispositive power of Class A common stock owned by Quark Holding LLC. See "QIA" on page 69 for a discussion of the Stockholders Agreement. The business address of Quark Holding LLC is Ooredoo Tower, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar.

(6) Based solely on information provided on a Schedule 13G/A filed with the SEC on February 11, 2019, as of December 31, 2018, The Vanguard Group, Inc. ("Vanguard") may be deemed to beneficially own an aggregate of 22,690,397 shares of our common stock in its capacity as an investment advisor, which includes shares of common stock held by Vanguard Fiduciary Trust Company as a result of its serving as investment manager of collective trust accounts and shares of common stock held by Vanguard Investments Australia, Ltd. as a result of its serving as investment manager of Australian investment offerings. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(7) Based solely on information provided on a Schedule 13G/A filed with the SEC on February 4, 2019, as of December 31, 2018, BlackRock, Inc. held sole voting power with respect to 8,606,738 shares and sole dispositive power with respect to 9,202,774 of the shares. The business address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(8) Based solely on information provided on a Schedule 13G filed with the SEC on February 8, 2019, as of December 31, 2018, Resolution Capital Limited may be deemed to beneficially own an aggregate of 9,114,000 shares of our common stock. The business address for Resolution Capital Limited is Level 38, 264 George St, Sydney Australia.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Based solely on a review of the copies of the forms received and written representations, we believe that during fiscal year 2018, our executive officers, directors and persons who own more than 10% of a registered class of our equity securities complied with the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

POLICIES AND PROCEDURES WITH RESPECT TO RELATED PARTY TRANSACTIONS

It is the written policy of our Board of Directors that all related party transactions (generally, transactions involving amounts exceeding $120,000 in which a related party (directors and executive officers or their immediate family members, or stockholders owning 5% of more of our outstanding stock) has a direct or indirect material interest) is subject to approval or ratification in accordance with the following procedures.

Our Nominating and Corporate Governance Committee reviews the material facts of all related party transactions that require its approval and either approve or disapprove of the entry into the related party transaction, subject to some exceptions. If advance approval of a related party transaction is not feasible, then the related party transaction is considered and ratified, if deemed appropriate by our Nominating and Corporate Governance Committee, at its next regularly scheduled meeting. In determining whether to approve or ratify a related party transaction, our Nominating and Corporate Governance Committee will take into

account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable to the company than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

If a related party transaction will be ongoing, our Nominating and Corporate Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party. Thereafter, our Nominating and Corporate Governance Committee, on at least an annual basis, reviews and assesses ongoing relationships with the related party to see that they are in compliance with our Nominating and Corporate Governance Committee's guidelines and that the related party transaction remains appropriate.

All related party transactions are disclosed in our applicable filings with the SEC as required under SEC rules.

QIA

Securities Purchase Agreement

On August 23, 2016, we entered into the securities purchase agreement with Q REIT Holding LLC, a wholly owned subsidiary of the Qatar Investment Authority, a governmental authority of the State of Qatar ("Q REIT" and, together with any wholly-owned eligible assignee, "QIA"), pursuant to which QIA purchased from us 29,610,854 shares of our Class A common stock at a purchase price of $21.00 per share (the "Original QIA Shares"). We received approximately $621.8 million in gross proceeds at the August 23, 2016 closing of the purchase and sale of the Original QIA Shares.

During the second quarter of 2018, pursuant to the terms of our Stockholders Agreement with QIA described below, we sold 284,015 shares of our Class A common stock to QIA at an aggregate purchase price of $4.7 million, or $16.72 per share (the

"Top Up Shares" and, together with the Original QIA Shares, the "Total QIA Shares"). We sold the Top Up Shares to QIA pursuant to its right under the Stockholders Agreement to acquire its 9.9% pro rata share of new equity securities we issue during any quarter (in this case, equity compensation). The per share purchase for the Top Up Shares was determined in accordance with a formula in the Stockholders Agreement equal to the average closing price per share during the five consecutive trading days immediately preceding the issuance of the applicable new equity securities.

As of March 7, 2019, the Total QIA Shares represented a 9.9% fully diluted economic interest in us (inclusive of all outstanding operating partnership units and LTIP units).

Stockholders Agreement

In connection with the sale of the Original QIA Shares to QIA, we and QIA entered into the Stockholders Agreement dated August 23, 2016, which sets forth certain rights and obligations of us and QIA relating to QIA's ownership of our Class A common stock, including the following:

QIA was not permitted to transfer any Original QIA Shares during the six-month period that followed the closing, and could not transfer more than 50% of the Original QIA Shares during the period that began six months after the closing and ended on the one-year anniversary of the closing.

QIA agreed to limit its voting power on all matters coming before our stockholders (whether at a meeting or by written consent) to no more than 9.9% of the total number of votes entitled to be cast on such matter. Any shares of Class A common stock held by QIA in excess of such 9.9% threshold will be voted in the same manner and proportion as the votes cast by all other stockholders on such matters. QIA granted our Board of Directors an irrevocable proxy to vote in such manner any shares of Class A common stock it holds in excess of such 9.9%. Further, QIA has agreed to vote all of its shares of Class A common stock up to the 9.9% threshold in favor of the election of each member of any slate of director nominees recommended by our Board of Directors.

In connection with any new issuance by us of common equity securities, for so long as QIA maintains at least a 5.0% fully diluted economic interest in us and remains in material compliance with the terms of the Stockholders Agreement, QIA has the right (but not the obligation) to purchase its pro rata share of such new equity securities in the form of newly issued Class A common stock, as it did with its purchase of the Top Up Shares in the second quarter of 2018. These "top up" rights are generally exercisable on a quarterly basis, or sooner if we or the operating partnership issues new equity securities in an issuance in excess of $1.0 million.

For an initial period of five years from the date of the closing, to the extent QIA remains in material compliance with the terms of the Stockholders Agreement, QIA will have the right of first offer to co-invest with us as a joint venture partner in real estate investment opportunities initiated by us where we have elected, at our discretion, to seek a joint venture partner. The right of first offer period will be extended for a 30-month term if at least one joint venture transaction is consummated among us and QIA during the initial five-year term, and will be extended for a further 30-month term if at least one joint venture transaction is consummated during such initial 30-month extension term.

Subject to certain minimum thresholds and conditions, we will indemnify QIA for certain applicable U.S. federal and state taxes payable by QIA in connection with dividends paid by us on the Original QIA Shares (and any Top Up Shares) that are attributable to capital gains from the sale or exchange of any U.S. real property interests. Our obligation to indemnify QIA will terminate one year following the date on which the sum of the QIA Shares and any Top Up Shares then owned by QIA falls below 10% of our outstanding common shares.

Registration Rights Agreement

In connection with the sale of the Original QIA Shares to QIA, we and QIA entered into a registration rights agreement, dated as of August 23, 2016, which required us, among other things, to file with the SEC within 180 days following the closing, a resale shelf registration statement providing for the resale of the Original QIA Shares. We filed the resale shelf registration statement with the SEC on February 2, 2017 and renewed it on August 3, 2017. In addition, QIA is entitled to cause us to include in the registration statement such Top Up Shares as QIA may acquire from time to time, up to a 9.9% fully diluted economic interest in us. The registration rights are subject to certain conditions and limitations, including restrictions on sales of shares by the holder in connection with certain public offerings and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement.

TAX PROTECTION AGREEMENT

In 2013, we entered into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin that is intended to protect to a limited extent the Malkin Group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax consequences arising from a transaction involving one of four properties, which we refer to in this section as the protected assets.

First, this agreement provides that our operating partnership will not sell, exchange, transfer or otherwise dispose of such protected assets, or any interest in a protected asset, until (i) October 7, 2025, with respect to one protected asset, First Stamford Place, and (ii) the later of (x) October 7, 2021 and (y) the death of both Peter L. Malkin and Isabel W. Malkin, who are 85 and 82 years old, respectively, for the three other protected assets, Metro Center, 10 Bank Street and 1542 Third Avenue, unless:

(1) Anthony E. Malkin consents to the sale, exchange, transfer or other disposition; or

(2) our operating partnership delivers to each protected party thereunder a cash payment intended to approximate the tax liability arising from the recognition of the pre-contribution built-in gain resulting from the sale, exchange, transfer

or other disposition of such protected asset (with the pre-contribution "built-in gain" being not more than the taxable gain that would have been recognized by such protected party if the protected asset been sold for fair market value in a taxable transaction at the time of the consolidation) plus an additional amount so that, after the payment of all taxes on amounts received pursuant to the agreement (including any tax liability incurred as a result of receiving such payment), the protected party retains an amount equal to such protected party's total tax liability incurred as a result of the recognition of the pre-contribution built-in gain pursuant to such sale, exchange, transfer or other disposition; or

(3) the disposition does not result in a recognition of any built-in gain by the protected party.

Second, with respect to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property), to protect against gain recognition resulting from a reduction in such continuing investor's share of the operating partnership liabilities, the agreement provides that during the period from October 7, 2013 until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such investor received in the formation transactions, which we refer to in this section as the tax protection period, our operating partnership will (i) refrain from prepaying any amounts outstanding under any indebtedness secured by the protected assets and (ii) use its commercially reasonable efforts to refinance such indebtedness at or prior to maturity at its current principal amount, or, if our operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible. The agreement also provides that, during the tax protection period, our operating partnership will make available to such continuing investors the opportunity (i) to enter into a "bottom dollar" guarantee of their allocable share of $160.0 million of aggregate indebtedness of our operating partnership meeting certain requirements or (ii) in the event our operating partnership has recourse debt outstanding and such a continuing investor agrees, in lieu of guaranteeing debt pursuant to clause (i) above, to enter into a deficit restoration obligation, in each case, in a manner intended to provide an allocation of operating partnership liabilities to the continuing investor. In the event that a continuing investor guarantees debt of our operating partnership, such continuing investor will be responsible, under certain

circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. A deficit restoration obligation is a continuing investor's obligation, under certain circumstances, to contribute a designated amount of capital to our operating partnership upon our operating partnership's liquidation in the event that the assets of our operating partnership are insufficient to repay our operating partnership liabilities.

Because we expect that our operating partnership will at all times have sufficient liabilities to allow it to meet its obligations to allocate liabilities to its partners that are protected parties under the tax protection agreement, our operating partnership's indemnification obligation with respect to "certain tax liabilities" would generally arise only in the event that the operating partnership disposes in a taxable transaction of a protected asset within the period specified above. In the event of such a disposition, the amount of our operating partnership's indemnification obligation would depend on several factors, including the amount of "built-in gain," if any, recognized and allocated to the indemnified partners with respect to such disposition and the effective tax rate to be applied to such gain at the time of such disposition.

The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the IRS Code. Treasury Regulations issued under Section 704(c) of the IRS Code provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, our operating partnership has agreed to use the "traditional method" for accounting for book-tax differences for the properties acquired by our operating partnership in the consolidation. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of the acquired properties in the hands of our operating partnership (i) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (ii) in the event of a sale of such properties, could cause us to be allocated gain in excess of its corresponding economic or book gain (or taxable loss that is less than its economic or book loss), with a corresponding benefit to the partners transferring such properties to our operating partnership for interests in our operating partnership.

REGISTRATION RIGHTS

We entered into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. In connection therewith, we have filed, and are obligated to maintain the effectiveness of, a shelf registration statement, along with a prospectus supplement, with respect to, among other things, shares of our Class A common stock that

may be issued upon redemption of operating partnership units or issued upon conversion of shares of Class B common stock to continuing investors in the public existing entities. Pursuant to the registration rights agreement, under certain circumstances, we will also be required to undertake an underwritten offering upon the written request of the Malkin Group, which we refer to as the holder, provided (i) the registrable shares to be registered in such offering will have a market value of at least $150.0 million, (ii) we will not be obligated to effect more than two underwritten offerings during any 12-month period; and (iii) the holder will not have the ability to effect more than four underwritten offerings. In addition, if we file a registration statement with respect to an underwritten offering for our own account or on behalf of the holder, the holder will have the right, subject to certain limitations, to register such number of registrable shares held by him, her or it as each such holder requests. With respect to underwritten offerings on behalf of the holder, we will have the right to register such number of primary shares as we request; provided, however, that if cut backs are required by the managing underwriters of such an offering, our primary shares shall be cut back first (but in no event will our shares be cut back to less than $25.0 million).

We have also agreed to indemnify the persons receiving rights against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments such persons may be required to make in respect thereof. We have agreed to pay all of the expenses relating to the registration and any underwritten offerings of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or "blue sky" laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses (except we will pay any holder's out-of-pocket fees (including disbursements of such holder's counsel, accountants and other advisors) up to $25,000 in the aggregate for each underwritten offering and each filing of a resale shelf registration statement or demand registration statement), and any transfer taxes.

EXCLUDED PROPERTIES AND BUSINESSES

The Malkin Group, including Anthony E. Malkin, our Chairman and Chief Executive Officer, owns non-controlling interests in, and Anthony E. Malkin and Peter L. Malkin control the general partners or managers of, the entities that own interests in eight multi-family properties, five net leased retail properties (including one single tenant retail property in Greenwich, Connecticut), and a parcel that is being developed for residential use. The Malkin Group also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which were contributed to us in the formation transactions. We refer to the non-controlling interests described above collectively as the excluded properties. In addition, the Malkin Group owns interests in two mezzanine and senior equity funds, an industrial fund, and five residential properties, and which we refer to collectively as the excluded businesses. Other than the Greenwich retail property, we do not believe that the excluded properties or the excluded businesses are consistent with our portfolio geographic or property type composition, management or strategic direction.

Pursuant to management and/or service agreements with the owners of interests in those excluded properties and services agreements with five residential property managers and the managers of certain other excluded businesses which historically were managed by affiliates of our predecessor, we are designated as the asset manager (supervisor) and/or property manager of the excluded properties and will provide services to the owners of certain of the excluded properties and the five residential property managers and provide services and access to office space to the existing managers of the other excluded businesses. As the manager or service provider, we are paid a management or other fee with respect to those excluded properties and excluded businesses where our predecessor had previously received a management fee on the same terms as the fee paid to our predecessor, and reimbursed for our costs in providing the management and other services to those excluded properties and businesses where our predecessor had not previously received a management fee. Our management of the excluded properties and provision of services to the five residential property managers and the existing managers of the other excluded businesses represent a minimal portion of our overall business. There is no established time period in which we will manage such properties or provide services to the owners of certain of the excluded properties and the five residential property managers and provide services and access to office space to the existing managers of the other excluded businesses; and Peter L. Malkin and Anthony E. Malkin expect to sell certain properties or unwind certain businesses over time. We are not precluded from acquiring all or certain interests in the excluded properties or businesses. If we were to attempt any such acquisition, we anticipate that Anthony E. Malkin, our Chairman and Chief Executive Officer, will not participate in the negotiation process on our behalf with respect to our potential acquisition of any of these excluded properties or businesses, and the approval of a majority of our independent directors will be required to approve any such acquisition.

Services are and were provided by us to excluded properties and businesses. These transactions are reflected in our consolidated statements of income as third-party management and other fees.

We earned asset management (supervisory) and service fees from excluded properties and businesses of $1.1 million, $1.1 million and $1.4 million during the years ended December 31, 2018, 2017 and 2016, respectively.

We earned property management fees from excluded properties of $0.3 million, $0.3 million and $0.4 million during the years ended December 31, 2018, 2017 and 2016, respectively.

OTHER

We were reimbursed at allocable cost for 647 square feet of shared office space, equipment, and administrative support shared with us in our corporate offices, as was done prior to our formation, and we received rent generally at market rental rate for 3,074 square feet of leased space, from entities affiliated with Anthony E. Malkin at one of our properties. Total revenue aggregated $0.2 million for the year ended December 31, 2016.

During August 2016, such entities moved from the previously shared office and leased spaces to relocate to a new 5,351 square foot leased space at one of our properties, paying rent generally at a market rental rate. Under such new lease, the tenant has the right to cancel such lease without special payment on 90 days' notice. We now have a shared use agreement with such tenant, to occupy a portion of the leased premises as the office location for Peter L. Malkin, our Chairman Emeritus and employee, utilizing approximately 15% of the space, for which we pay an allocable pro rata share of the cost to such tenant. We also have agreements with these entities and excluded properties and businesses to provide them with general computer-related support. Total revenue aggregated $0.3 million, $0.4 million and $0.1 million for the years ended December 31, 2018, 2017 and 2016, respectively.

One of our directors, James D. Robinson IV, is a general partner in an investment fund, which owns more than a 10% economic and voting interest in one of our tenants, OnDeck Capital, with an annualized rent of $4.5 million, $5.8 million and $5.7 million as of December 31, 2018, 2017 and 2016, respectively.

PROPOSAL 2: NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

We seek your advisory vote to approve our named executive officers compensation (as described in the "Compensation Discussion and Analysis" section of this Proxy Statement and the accompanying compensation tables and narrative disclosure) in accordance with the regulations under Section 14A of the Exchange Act. The following proposal, commonly known as a "Say-on-Pay" proposal, gives stockholders the opportunity to approve, reject or abstain from voting with respect to our fiscal 2018 executive compensation programs and policies and the compensation paid to our named executive officers during 2018. Your non-binding, advisory vote will serve as an additional tool to guide our Board of Directors and our Compensation Committee in aligning our executive compensation programs with the interests of our company and our stockholders. In considering this vote, we encourage common stockholders to review carefully the information presented on our compensation policies and decisions regarding our executive officers, as disclosed in detail in this Proxy Statement under "Compensation Discussion and Analysis" and "Compensation of our Executive Officers."

As discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement, the primary objectives of our executive compensation program are to attract and retain qualified and talented individuals who possess the skills and expertise necessary to lead, manage and grow our company, and are accountable for the performance of our company. We also seek to promote an ownership mentality amongst our named executive officers by issuing equity grants to them that not only align their interests with the interests of our stockholders, but also enhance the executives' focus on our long-term performance. We believe this strong tie between compensation and performance leads to the success of our company and serves the best interests of our stockholders. Further, our Compensation Committee regularly reviews all elements of the compensation paid to our named executive officers. Our Compensation Committee believes that our present compensation program, as described in the Compensation Discussion and Analysis section and

the accompanying tables and related narrative in this Proxy Statement, aligns the interests of our named executive officers with our stockholders, and incentivizes our executives to focus on the achievement of our long-term business objectives.

Approval of this non-binding, advisory "Say-on-Pay" resolution requires the affirmative vote of the holders of a majority of the votes cast at the Annual Stockholders Meeting at which a quorum is present.

The vote on this proposal is non-binding and advisory in nature. Because of this, it will not affect any compensation already paid or awarded to any named executive officer, and it will not be binding on or overrule any decisions by our Board of Directors or our Compensation Committee. Nevertheless, our Board of Directors highly values input from our stockholders, and our Compensation Committee will carefully consider the results of this vote when making future decisions about executive compensation. In addition, even if a majority of our stockholders approves this proposal, if there is a significant vote against the compensation of our named executive officers, our Compensation Committee will evaluate whether any actions are appropriate to address the concerns of our stockholders. The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the overall compensation of our named executive officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

☑ OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU **VOTE "FOR"** THE FOLLOWING NON-BINDING ADVISORY RESOLUTION:

"RESOLVED, that the compensation paid to our named executive officers, as disclosed pursuant to Item 402 of Regulation **S-K,** including the "Compensation Discussion and Analysis," the compensation tables and narrative discussion, is hereby **APPROVED,** on a non-binding, advisory basis."

PROPOSAL 3: APPROVAL OF THE 2019 EQUITY INCENTIVE PLAN

The Board of Directors believes that stock-based incentive awards can play an important role in the success of the company and the operating partnership by encouraging and enabling the employees, officers, non-employee directors and consultants of the company, the operating partnership and their affiliates upon whose judgment, initiative and efforts the company and the operating partnership largely depend for the successful conduct of their business to acquire a proprietary interest in the company and/or the operating partnership. The Board of Directors believes that providing such persons with a direct stake in the company and/or the operating partnership assures a closer identification of the interests of such individuals with those of the company and its stockholders, thereby stimulating their efforts on the company's behalf and strengthening their desire to remain with the company.

On March 1, 2019, the Board of Directors adopted, subject to stockholder approval, the 2019 Equity Plan. The 2019 Equity Plan is designed to enhance the flexibility to grant equity awards to our officers, employees, non-employee directors and consultants and to ensure that we can continue to grant equity awards to eligible recipients at levels determined to be appropriate by the Board of Directors and/or the Compensation Committee. A copy of the 2019 Equity Plan is attached as Exhibit A to this Proxy Statement and is incorporated herein by reference.

As of March 22, 2019, under the 2013 Equity Plan, our only existing equity compensation plan, there were no stock options or stock appreciation rights outstanding, and the only awards outstanding were:

- 1,901,424 unvested full value awards with time-based vesting; and
- 4,845,333 unvested full value awards with performance-based vesting.

As of March 22, 2019, there were 2,833,678 shares of Class A common stock available for awards under the 2013 Equity Plan.

Upon approval by our stockholders of the 2019 Equity Plan, we will not issue any new equity awards under the 2013 Equity Plan. The shares of Class A common stock underlying any awards under the 2019 Equity Plan and the 2013 Equity Plan that are forfeited, canceled or otherwise terminated, other than by exercise, will be added back to the shares of Class A common stock available for issuance under the 2019 Equity Plan. Shares tendered or held back upon exercise of a stock option or settlement of an award under the 2019 Equity Plan or the 2013 Equity Plan to cover the exercise price or tax withholding and shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right upon exercise thereof, will not be added back to the shares of Class A common stock available for issuance under the 2019 Equity Plan. In addition, shares of Class A common stock repurchased on the open market will not be added back to the shares of Class A common stock available for issuance under the 2019 Equity Plan.

SUMMARY OF MATERIAL FEATURES OF THE 2019 EQUITY PLAN

The material features of the 2019 Equity Plan are:

- The maximum number of shares of Class A common stock to be issued under the 2019 Equity Plan is 10,960,000;
- The award of stock options (both incentive and non-qualified options), restricted stock, restricted stock units, stock appreciation rights, performance awards, dividend equivalent rights and other equity-based awards (including LTIP units) is permitted;
- Shares tendered or held back for taxes will not be added back to the reserved pool under the 2019 Equity Plan. Upon the exercise of a stock appreciation right that is settled in shares of Class A common stock, the full number of shares underlying the award will be charged to the reserved pool. Additionally, shares we reacquire on the open market will not be added to the reserved pool under the 2019 Equity Plan;
- Any awards made under the 2019 Equity Plan will not be repriced in any manner without stockholder approval;
- Minimum vesting period of one year required for all equity awards, other than a limited number of excepted awards;

- No acceleration of vesting of equity awards in connection with a change in control without consummation of such change in control (i.e., no liberal change in control definition) and no accelerated vesting other than in circumstances involving death or disability;
- The value of all awards awarded under the 2019 Equity Plan and all other cash compensation paid by us to any non-employee director in any calendar year may not exceed $1,000,000;
- Any material amendment to the 2019 Equity Plan is subject to approval by our stockholders; and
- The term of the 2019 Equity Plan will expire on March 1, 2029.

Based solely on the closing price of our Class A common stock as reported by the NYSE on March 22, 2019, and the maximum number of shares that would have been available for awards as of such date under the 2019 Equity Plan, the maximum aggregate market value of the Class A common stock that could potentially be issued under the 2019 Equity Plan is $172,948,800.

RATIONALE FOR SHARE INCREASE

The 2019 Equity Plan is critical to our ongoing effort to build stockholder value. Equity incentive awards are an important component of our executive and non-executive employees' compensation. Our Compensation Committee and the Board of Directors believe that we must continue to offer a competitive equity compensation program in order to attract, retain and motivate the talented and qualified employees necessary for our continued growth and success.

We manage our long-term stockholder dilution by limiting the number of equity incentive awards granted annually. A significant portion of our named executive officers' total compensation is in the form of multi-year, performance-based equity awards tied to TSR. The Compensation Committee carefully monitors our annual net burn rate, total dilution and equity expense in order to maximize stockholder value by granting only the number of equity incentive awards that it believes are necessary and appropriate to attract, reward and retain our employees. Our compensation philosophy reflects broad-based eligibility for equity incentive awards for high performing employees. By doing so, we link the interests of those employees with those of our stockholders and motivate our employees to act as owners of the business.

Burn Rate

The following table sets forth information regarding historical awards granted and earned for the 2016 through 2018 period, and the corresponding burn rate, which is defined as the number of shares subject to equity-based awards granted in a year divided by the weighted average number of shares of Class A and Class B common stock outstanding for that year, for each of the last three fiscal years:

Share Element	2016	2017	2018
Stock Options Granted	0	0	0
Time-Based Full-Value Awards Granted	1,915,700	1,406,981	2,759,409
Adjusted Full-Value Awards Granted[1]	5,747,100	4,220,943	8,278,227
Total Awards Granted[2]	5,747,100	4,220,943	8,278,227
Weighted average Class A and Class B common shares outstanding during the fiscal year	279,765,340	300,119,114	302,584,111
Annual Burn Rate	2.05%	1.41%	2.74%
Three-Year Average Burn Rate[3]		2.07%	

(1) In accordance with corporate governance policy updates published by Institutional Shareholder Services ("ISS"), Adjusted Full-Value Awards Granted represents the total Time-Based Full-Value Awards Granted, subject to a multiplier based on our recent historic stock price volatility. Based on our recent historical stock price volatility and ISS metrics, we have utilized a full-value award multiplier of three for purposes of calculating the 2016-2018 three-year average burn rate.

(2) Total Awards Granted represents the sum of Stock Options Granted and Adjusted Full-Value Awards Granted.

(3) As illustrated in the table above, our three-year average burn rate for the 2016-2018 period was 2.07%, which is below the ISS industry category burn rate threshold of 2.58%.

Our Compensation Committee determined the size of reserved pool under the 2019 Equity Plan based on projected equity awards to anticipated new hires, projected annual equity awards to existing employees and directors and an assessment of the magnitude of increase that our institutional investors and the firms that advise them would likely find acceptable. We anticipate that if our request to adopt the 2019 Equity Plan is approved by our stockholders, the share reserve under the 2019 Equity Plan will be sufficient to provide equity incentives to attract, retain, and motivate eligible participants in the 2019 Equity Plan for the next five years.

SUMMARY OF THE 2019 EQUITY PLAN

The following description of certain features of the 2019 Equity Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2019 Equity Plan, which is attached hereto as Exhibit A.

Administration

The 2019 Equity Plan will be administered by the Compensation Committee. The Compensation Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, determine the type of awards, and to determine the specific terms and conditions of each award, subject to the provisions of the 2019 Equity Plan.

Eligibility; Plan Limits

All employees, officers and non-employee directors as well as consultants who are natural persons, provide substantial services to the company and are designated as eligible by the Compensation Committee as eligible are eligible to participate in the 2019 Equity Plan. As of March 22, 2019, approximately 820 individuals would have been eligible to participate in the 2019 Equity Plan had it been effective on such date, which included five executive officers, 815 employees who are not executive officers, six non-employee directors and approximately 200 individuals who are consultants or advisors that provide substantial services to the company (provided, however, that since our IPO we have not granted equity awards to such consultants or advisors). There are certain limits on the number of awards that may be granted under the 2019 Equity Plan. For example, stock options and stock appreciation rights with respect to no more than 1,370,000 shares of Class A common stock may be granted to any individual in any one calendar year and no more than 10,960,000 shares of Class A common stock may be granted in the form of incentive stock options.

Director Compensation Limit

The 2019 Equity Plan provides that the value of all awards awarded under the 2019 Equity Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $1,000,000.

Minimum Vesting Period

The minimum vesting period for each equity award granted under the 2019 Equity Plan must be at least one year, provided that up to 5% of the shares authorized for issuance under the 2019 Equity Plan may be utilized for unrestricted stock awards or other equity awards with a minimum vesting period of less than one year. In addition, the Compensation Committee may grant equity awards that vest within one year (i) if such awards are granted as substitute awards in replacement of other awards (or awards previously granted by an entity being acquired (or assets of which are being acquired)) that were scheduled to vest within one year or (ii) if such awards are being granted in connection with an elective deferral of cash compensation that, absent a deferral election, otherwise would have been paid to the grantee within the one year.

Stock Options

The 2019 Equity Plan permits the granting of (1) options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the IRS Code and (2) options that do not so qualify. Options granted under the 2019 Equity Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the company and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options and to all other eligible participants in the 2019 Equity Plan. The option exercise price of each option will be determined by the Compensation Committee. For each option that is intended to qualify as either (i) a "stock right" that does not provide for "deferral of compensation" within the meaning of Section 409A of the IRS Code, or (ii) an incentive stock option, the exercise price may not be less than 100% of the fair market value of the Class A common stock on the date of grant. Fair market value for this purpose means as of any date when the Class A common stock is listed on one or more national securities exchanges, the closing price reported on the principal national securities exchange on which such Class A common stock is listed and traded on the date of determination, or if the closing price is not reported on such date of determination, the closing price on the most recent date on which such closing price is reported. The exercise price of an option may not be reduced after the date of the option grant without stockholder approval, other than to appropriately reflect changes in our capital structure.

The term of each option will be fixed by the Compensation Committee and may not exceed ten years from the date of grant. The Compensation Committee will determine at what time or times each option may be exercised. In general, unless otherwise permitted by the Compensation Committee, no option granted under the 2019 Equity Plan is transferable by the optionee other than by will or by the laws of descent and distribution, and options may be exercised during the optionee's lifetime only by the optionee.

Upon exercise of options, the option exercise price must be paid in full (i) in cash, by certified or bank check, (ii) by delivery of shares of Class A common stock having a value equal to the exercise price, (iii) by broker-assisted cashless exercise in accordance with procedures approved by the Compensation Committee or (iv) by any other means approved by the Compensation Committee, including by net exercise.

To qualify as incentive options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Restricted Stock

The Compensation Committee may award shares of Class A common stock to participants subject to such conditions and restrictions as the Compensation Committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service with us through a specified restricted period. During the vesting period, restricted stock awards may be credited with dividend equivalent rights (but dividend equivalents payable with respect to restricted stock awards with vesting tied to the attainment of performance criteria shall not be paid unless and until such performance conditions are attained).

Restricted Stock Units

The Compensation Committee may award restricted stock units to participants. Restricted stock units are ultimately payable in the form of cash, shares of Class A common stock or property as determined by the Compensation Committee in its sole discretion, subject to such conditions and restrictions as the Compensation Committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service with the company through a specified vesting period.

Stock Appreciation Rights

The Compensation Committee may award stock appreciation rights subject to such conditions and restrictions as the Compensation Committee may determine. Stock appreciation rights entitle the recipient to cash, shares of Class A common stock or property equal to the value of the appreciation in the stock price over the base price. The base price of a stock appreciation right is determined by the Compensation Committee. For each stock appreciation right that is intended to qualify as a "stock right" that does not provide for "deferral of compensation" within the meaning of Section 409A of the IRS Code, the base price may not be less than 100% of the fair market value of the Class A common stock on the date of grant. The term of a stock appreciation right may not exceed ten years.

Performance Awards

The Compensation Committee may grant performance awards, including performance-based restricted stock and performance-based restricted stock units, to any participant which vest based upon the achievement of certain performance criteria.

Dividend Equivalent Rights

The Compensation Committee may grant dividend equivalent rights to participants, which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of Class A common stock. Dividend equivalent rights may not be granted as a component of a stock option or stock appreciation right. Unless otherwise provided in the applicable award agreement, dividend equivalent rights granted as a component of another award will be conditioned on the vesting of the award. The Compensation Committee will determine whether dividend equivalent rights may be settled in cash, shares of Class A common stock, in another form of property or a combination thereof.

LTIP Units/Other Equity-Based Awards

The Compensation Committee may grant LTIP units in the operating partnership or other awards denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Class A common stock or other equity interests of the company or the operating partnership.

Corporate Event Provisions

The 2019 Equity Plan provides that upon the effectiveness of a "corporate event," as defined in the 2019 Equity Plan, the Compensation Committee may, so long as it determines that there is no adverse economic impact on participants as of the date the action is taken, provide for any one or more of the following: (i) the assumption or substitution of any or all awards with appropriate adjustment, (ii) cancellation of any or all awards (whether vested or unvested) as of the consummation of the Corporate Event, together with payment to the participants holding vested awards the equal to the difference between the cash consideration payable per share of Class A common stock in the Corporate Event and the exercise or base price of the award, if any, or (iii) the replacement of all awards (other than awards that are intended to qualify as "stock rights" that do not provide for "deferral of compensation" within the meaning of Section 409A of the IRS Code) with a cash incentive program that preserves the value of the awards so replaced with subsequent payment of cash incentives subject to the same vesting conditions. In addition, other than as set forth in an existing employment agreement between the company and its Chairman and Chief Executive Officer, or any renewal thereof, in the event of the termination of the participant's service relationship following a "corporate event" as a result of (i) death, (ii) "disability" (as defined in the 2019 Equity Plan), (iii) a termination without "cause" (as defined in the 2019 Equity Plan) by the company or its affiliates, (iv) voluntary termination by the participant that follows the participant's "retirement eligibility date" (as defined in the 2019 Equity Plan) or (v) a termination by the participant with "good reason" (as defined in, and to the extent that a participant's awards agreement includes a definition of "good reason"), (1) with respect to awards subject solely to time-based vesting, the awards will become fully vested as of the date of termination unless earlier terminated or forfeited; and (2) with respect to performance awards or other awards that vest subject to the achievement of performance criteria: (a) if such termination occurs following the completion of the performance period, any restrictions on the shares of Class A common stock underlying the award that have been earned based on achievement of the performance criteria shall lapse and such shares shall, unless earlier terminated or forfeited, automatically become fully vested as of such date of termination; and (b) if such termination occurs prior to the expiration of the performance period, (X) the end date of the performance period shall be the date immediately prior to the termination and the number of shares of Class A common stock underlying the award that become earned shall be determined as set forth in the relevant award agreement, and (Y) any restrictions and conditions on the shares of Class A common stock that become earned as of the termination shall lapse and the number of shares underlying the award that have been earned based on achievement of the performance criteria, unless earlier terminated or forfeited, shall become vested on a pro-rata basis as of such date of termination.

Adjustments for Stock Dividends, Stock Splits, Etc.

The 2019 Equity Plan requires the Compensation Committee to make appropriate adjustments to the number of shares of Class A common stock that are subject to the 2019 Equity Plan and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Tax Withholding

Participants in the 2019 Equity Plan are responsible for the payment of any federal, state or local taxes that we are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Participants may elect to have their tax withholding obligations satisfied by (i) authorizing us to withhold shares of Class A common stock to be issued pursuant to exercise or vesting, (ii) transferring to us shares of Class A common stock with a fair market value equal to the amount of the required withholding tax or, (iii) in the case of a participant who is an employee at the time of withholding, by withholding from the cash compensation payable to the participant an amount equal to the amount of the required withholding tax.

Amendments and Termination

The Board of Directors or the Compensation Committee may at any time amend, suspend or terminate the 2019 Equity Plan and the Board of Directors or Compensation Committee may at any time amend outstanding awards; provided, however, no such action may adversely affect any rights under any outstanding award without the participant's consent. To the extent required under the rules of the NYSE, any amendments that materially change the terms of the 2019 Equity Plan will be subject to approval by our stockholders. Amendments shall also be subject to approval by our stockholders if and to the extent determined by the Compensation Committee to be required by the IRS Code to preserve the qualified status of incentive options.

Effective Date of 2019 Equity Plan

The 2019 Equity Plan was approved by our Board of Directors on March 1, 2019. No awards may be granted under the 2019 Equity Plan after March 1, 2029.

NEW PLAN BENEFITS

Because the grant of awards under the 2019 Equity Plan is within the discretion of the Compensation Committee, we cannot determine the dollar value or number of shares of Class A common stock that will in the future be received by or allocated to any participant in the 2019 Equity Plan. Accordingly, in lieu of providing information regarding benefits that will be received under the 2019

Equity Plan, the following table provides information concerning the benefits that were received by the following persons and groups during 2018: each named executive officer; all current executive officers, as a group; all current directors who are not executive officers, as a group; and all current employees who are not executive officers, as a group.

Name and Position	Stock Awards	
	Dollar Value ($)[1]	Number of Awards (#)
Anthony E. Malkin, *Chairman of the Board and Chief Executive Officer*	6,545,801	868,560
John B. Kessler, *President and Chief Operating Officer*	3,093,122	417,270
David A. Karp, *Executive Vice President and Chief Financial Officer*	2,034,081	284,131
Thomas P. Durels, *Executive Vice President, Real Estate*	3,017,602	421,514
Thomas N. Keltner, Jr., *Executive Vice President, General Counsel and Secretary*	1,041,514	133,318
All current executive officers, as a group	15,732,120[2]	2,124,793
All current directors who are not executive officers, as a group	988,000[2]	65,000
All current employees who are not executive officers, as a group	2,808,039[2]	331,007

(1)   The valuation of stock awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used in calculating these values, see Note 9 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2018.

(2)   Represents the aggregate grant date fair value for the group.

TAX ASPECTS UNDER THE IRS CODE

The following is a summary of the principal federal income tax consequences of certain transactions under the 2019 Equity Plan. It does not describe all federal tax consequences under the 2019 Equity Plan, nor does it describe state or local tax consequences.

Incentive Options

No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares of Class A common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) we will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of Class A common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the optionee will realize ordinary income

in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of Class A common stock at exercise (or, if less, the amount realized on a sale of such shares of Class A common stock) over the exercise price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of Class A common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options

No income is realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the exercise price and the fair market value of the shares of Class A common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of Class A common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of Class A common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards

We generally will be entitled to a tax deduction in connection with other awards under the 2019 Equity Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments

The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a "corporate event") may cause a portion of the payments with respect to such accelerated awards to be treated as "parachute payments" as defined in the IRS Code. Any such parachute payments may be non-deductible by us, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2018 regarding shares of Class A common stock that may be issued under our equity compensation plans, consisting of the 2013 Equity Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted Average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a)) (c)
Equity compensation plans approved by security holders:	12,220,515[1]	$ 0[2]	4,323,054[3]
Equity compensation plans not approved by security holders:	–	–	–
TOTAL	**12,220,515**	**$ –**	**4,323,054**

(1) Represents the 2013 Equity Plan, under which 91,158 restricted shares and 7,216,638 LTIP units were outstanding as of December 31, 2018.

(2) Since restricted shares and LTIP units do not have any exercise price, such units are not included in the weighted average exercise price calculation.

(3) As of December 31, 2018, there were 4,323,054 shares and LTIP units available for grants under the 2013 Equity Plan.

VOTE REQUIRED

Approval of this proposal requires the affirmative vote of the holders of a majority of the votes cast at the Annual Stockholders Meeting at which a quorum is present.

☑ OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE "FOR"** THE APPROVAL OF THE EMPIRE STATE REALTY TRUST, INC. EMPIRE STATE REALTY OP, L.P. 2019 EQUITY INCENTIVE PLAN.

PROPOSAL 4: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected the accounting firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2019, subject to ratification of this appointment by our common stockholders. Action by stockholders is not required by law, the NYSE or our organizational documents in the appointment of an independent registered public accounting firm, but this appointment is submitted by our Board of Directors for ratification as a matter of good corporate governance in order to give our stockholders a voice in the designation of auditors. If the appointment is not ratified by our stockholders, our Board of Directors will further consider its choice of Ernst & Young LLP as our independent registered public accounting firm. Ernst & Young LLP has served as our independent registered public accounting firm since May 2010 and is considered by our management to be well-qualified. Ernst & Young LLP has advised us that neither it nor any member thereof has any financial interest, direct or indirect, in our company or any of our subsidiaries in any capacity.

A representative of Ernst & Young LLP will be present at the Annual Stockholders Meeting. The representative will have an opportunity to make a statement if he or she desires and will be available to respond to appropriate questions.

FEE DISCLOSURE

The following table lists the fees for services rendered by our independent registered public accounting firm for the years ended December 31, 2018 and 2017.

	2018 ($)	2017 ($)
Audit Fees[1]	2,160,200	2,164,495
Audit Related Fees	–	–
Tax Fees[2]	13,945	454,399
All Other Fees[3]	38,315	–
TOTAL	**2,212,460**	**2,618,894**

(1) Audit Fees billed in 2018 and 2017 arose from the audit of our annual consolidated financial statements, audit of First Stamford Place consolidated financial statements, reviews of our quarterly consolidated financial statements, consents and other services related to filings with the SEC.

(2) 2018 and 2017 Tax Fees consist of (a) tax return preparation and compliance fees of $0 and $121,400, respectively, for assistance regarding federal and state tax compliance, and return preparation, and (b) other tax fees of $13,945 and $332,999, respectively, for tax planning, tax advice and related tax services.

(3) All Other Fees include services rendered in connection with a cybersecurity risk diagnostic performed in 2018.

Our Audit Committee considers whether the provision by Ernst & Young LLP of the services that are required to be described under "All Other Fees" is compatible with maintaining Ernst & Young LLP's independence from both management and our company.

PRE-APPROVAL POLICIES AND PROCEDURES OF OUR AUDIT COMMITTEE

Our Audit Committee must pre-approve all audit services and permissible non-audit services provided by our independent registered public accounting firm. In the intervals between the scheduled meetings of the Audit Committee, the Audit Committee delegates pre-approval authority under the pre-approval policy to the Chair of the Audit Committee. The Chair must report any pre-approval decisions under such policy to the Audit Committee at its next scheduled meeting.

The proposal to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the votes cast at the stockholder meeting at which a quorum is present.

☑ OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019.

AUDIT COMMITTEE REPORT

The following is a report by the Audit Committee of our Board of Directors regarding the responsibilities and functions of the Audit Committee. This report shall not be deemed to be incorporated by reference in any previous or future documents filed by us with the SEC, under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate this report by reference in any such document.

The Audit Committee's purposes are to (i) assist the Board of Directors in its oversight of (a) the integrity of the company's financial statements, (b) the company's compliance with legal and regulatory requirements, (c) the qualifications and independence of the company's independent registered public accounting firm, and (d) the performance of the company's independent registered public accounting firm and the company's internal audit function; and (ii) prepare an Audit Committee report as required by the SEC for inclusion in the company's annual proxy statement. The function of the Audit Committee is oversight. The Board of Directors, in its business judgment, has determined that all members of the Audit Committee are "independent," as required by applicable listing standards of the NYSE, as currently in effect, and in accordance with the rules and regulations promulgated by the SEC. The Board of Directors has also determined that each member of the Audit Committee is financially literate and has accounting or related financial management expertise, as such qualifications are defined under the rules of the NYSE, and that each of S. Michael Giliberto, Leslie D. Biddle and Thomas J. DeRosa is an "audit committee financial expert" as defined in Item 407(d)(5) of the SEC Regulation S-K. The Audit Committee operates pursuant to an Audit Committee Charter.

Management is responsible for the preparation, presentation and integrity of the company's financial statements, for the establishment and effectiveness of internal control over financial reporting, and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm, Ernst & Young LLP, is responsible for planning and carrying out a proper audit of the company's annual financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and auditing the effectiveness of internal control over financial reporting.

In performing its oversight role, the Audit Committee has considered and discussed the audited consolidated financial statements with management and Ernst & Young LLP. The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by PCAOB Auditing Standard No. 1301, Communications with Audit Committees. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Ethics and Independence Rules 3526, Communication with Audit

Committees Concerning Independence. The Audit Committee has also discussed with the independent registered public accounting firm its independence. The independent registered public accounting firm has free access to the Audit Committee to discuss any matters the firm deems appropriate. The Audit Committee has also met with and discussed internal audit reports with an internal auditor. Further, the Audit Committee has overseen the company's Whistleblower Policy and performed a periodic review of related reports.

Based on the reports and discussions described in the preceding paragraph and subject to the limitations on the role and responsibilities of the Audit Committee referred to below and in the Audit Committee Charter in effect during 2018, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent registered public accounting firm. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the company's consolidated financial statements has been carried out in accordance with the auditing standards of the PCAOB, that the consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America, that Ernst & Young LLP is in fact "independent," or that the company's internal controls are effective.

Submitted by our Audit Committee

S. Michael Giliberto (Chair)
Leslie D. Biddle
Thomas J. DeRosa

QUESTIONS AND ANSWERS ABOUT THE ANNUAL STOCKHOLDERS MEETING

We are sending this Proxy Statement and the enclosed Proxy Card(s) to our Class A and Class B common stockholders on or about April 4, 2019, in connection with the solicitation of proxies by the Board of Directors of Empire State Realty Trust, Inc., a Maryland corporation, for use at the 2019 Annual Stockholders Meeting to be held on Thursday, May 16, 2019, at 11:00 a.m., local (Eastern) time, at State Grill, 21 West 33rd Street, New York, New York 10118 or at any postponement or adjournment of the meeting.

WHO IS ENTITLED TO VOTE AT THE MEETING?

Holders of record of our Class A common stock and Class B common stock at the close of business on March 7, 2019, which is referred to in this Proxy Statement as the "record date," are entitled to attend and vote their shares at the Annual Stockholders Meeting. Holders of Class B common stock are entitled to fifty votes per share, to the extent they own 49 limited partnership units in our operating partnership for each share of Class B common stock they hold. We may request verification from holders of Class B common stock of their (or their qualified transferee's) continued ownership of operating partnership units in connection with the counting of votes associated with Class B common stock.

WHO MAY ATTEND THE MEETING?

You are entitled to attend the Annual Stockholders Meeting only if you were a stockholder of record of shares of Class A common stock or Class B common stock of Empire State Realty Trust, Inc. at the close of business on the record date, or you hold a valid proxy for the meeting. In order to be admitted to the Annual Stockholders Meeting, you must present valid government-issued photo identification (such as a driver's license or passport) and proof of ownership of shares of our common stock on the record date. Proof of ownership can be accomplished through the following:

- a brokerage statement or letter from your broker or custodian with respect to your ownership of shares of our common stock on the record date;
- the Notice of Internet Availability of Proxy Materials (the "Notice of Availability");
- a printout of the proxy distribution email (if you receive your materials electronically);
- a Proxy Card;
- a voting instruction form; or
- a "legal proxy" provided by your broker or custodian.

We reserve the right to determine the validity of any purported proof of ownership. For the safety and security of our stockholders, we will be unable to admit you to the Annual Stockholders Meeting if you do not present photo identification and proof of ownership of shares of our common stock or if you otherwise refuse to comply with our security procedures. Cameras, recording devices and other electronic devices will not be permitted, and attendees may be subject to security inspections and other security precautions.

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF THE PROXY MATERIALS, INSTEAD OF A PAPER COPY OF THE PROXY MATERIALS?

Under rules adopted by the SEC we may furnish proxy materials to our stockholders primarily over the Internet, instead of mailing a printed copy. We believe that this process should expedite stockholders' receipt of proxy materials, lower the costs of our Annual Stockholders Meeting and help to conserve natural resources. On or about April 4, 2019, we mailed to most of our stockholders the Notice of Availability containing instructions on how to access and review the proxy materials, including this Proxy Statement and our Annual Report, on the Internet and instructions on how to vote on the Internet, in person, or by mail. The Notice of Availability also contains instructions on how to receive a paper or electronic copy of the proxy materials. If you received a Notice of Availability by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials over the Internet by following the instructions contained in the Notice or Proxy Card. The Proxy Statement and our Annual Report are available at *www.proxyvote.com*.

WHAT IS THE PURPOSE OF THE MEETING?

At the Annual Stockholders Meeting, you will be asked to vote on the following:

Proposal 1:	the election of the seven director nominees named in the enclosed Proxy Statement to serve on our Board of Directors until the next annual stockholders meeting or until their successors are elected and qualify;
Proposal 2:	the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;
Proposal 3:	the approval of the Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2019 Equity Incentive Plan; and
Proposal 4:	the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.

You may also be asked to consider and act upon any other matters that may properly be brought before the Annual Stockholders Meeting or at any adjournments or postponements thereof.

WHAT CONSTITUTES A QUORUM?

The presence, in person or by proxy, of Class A and Class B common stockholders entitled to cast a majority of all votes entitled to be cast at the Annual Stockholders Meeting is necessary to constitute a quorum for the transaction of business at the meeting. Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to fifty votes per share, to the extent they own 49 limited partnership units in our operating partnership for each share of Class B common stock so voted. Holders of Class A common stock and Class B common stock vote together as a single class on the matters to be considered at the Annual Stockholders Meeting, and their votes are counted and totaled together. As of March 7, 2019, 175,168,677 shares of Class A common stock totaling 175,168,677 votes entitled to be cast and, to our knowledge, 1,036,220 shares of Class B common stock (totaling 51,811,000 votes entitled to be cast) were outstanding, so that an aggregate of 226,979,677 votes are entitled to be cast at the Annual Stockholders Meeting. Class A and Class B common stockholders do not have the right to cumulative voting for the election of directors or otherwise.

WHAT VOTE IS NEEDED TO APPROVE EACH PROPOSAL?

The affirmative vote of a plurality of all the votes cast at the Annual Stockholders Meeting at which a quorum is present is necessary for election of each nominee for director named in this Proxy Statement. However, our Policy on Majority Voting requires that any nominee who receives a greater number of votes "against" than votes "for" in an uncontested election will, within two weeks following certification of the stockholder vote, submit a written resignation offer to our Board of Directors for consideration by our Nominating and Corporate Governance Committee. See "Policy on Majority Voting" on page 10. A majority of all the votes cast at the Annual Stockholders Meeting at which a quorum is present is necessary for: (i) approval, on a non-binding, advisory basis, of the compensation of our named executive officers, (ii) approval of the 2019 Equity Plan, and (iii) ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019. We will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence or absence of a quorum. Abstentions do not constitute a vote "for" or "against" any matter being voted on at the Annual Stockholders Meeting and will not be counted as "votes cast." Therefore, abstentions will have no effect on Proposals 1 through 4 or any other matter that may properly be brought before the Annual Stockholders Meeting or at any adjournment or postponement thereof, assuming a quorum is present. Broker "non-votes," or proxies from brokers or nominees indicating that such broker or nominee has not received instructions from the beneficial owner or other entity entitled to vote such shares on a particular matter with respect to which such broker or nominee does not have discretionary voting power, will be treated in the same manner as abstentions for purposes of the Annual Stockholders Meeting. There will not be any broker non-votes with respect to Proposal 4, because Proposal 4 is a routine matter on which brokers are permitted to vote without instructions from the beneficial owner. If you are a beneficial owner whose shares of common stock are held of record by a broker, your broker has discretionary voting authority under the NYSE rules to vote your shares on Proposal 4, even if the broker does not receive voting instructions from you. However, under the NYSE rules, your broker does not have discretionary authority to vote on Proposals 1, 2 and 3 or any other matter that may properly be brought before the Annual Stockholder Meeting or any adjournment or postponement thereof without instructions from you, in which case a broker "non-vote" will occur and your shares of common stock will not be voted on these matters at the Annual Stockholders Meeting. None of the proposals, if approved, entitle any of our stockholders to appraisal rights under Maryland law or our charter.

HOW DO I VOTE?

Voting in Person at the Meeting

If you are a Class A or Class B common stockholder of record and attend the Annual Stockholders Meeting, you may vote in person at the meeting. If your shares of common stock are held in street name through a broker, bank or other nominee and you wish to vote in person at the meeting, you will need to obtain a "legal proxy" from the broker, bank or other nominee that holds your shares of common stock of record.

Voting by Proxy for Shares Registered Directly in the Name of the Stockholder

If you hold your shares of common stock in your own name as a holder of record with our transfer agent, American Stock Transfer & Trust Company, you may instruct the proxy holders named in the Proxy Card how to vote your shares of common stock in one of the following ways:

		
VOTE BY INTERNET	**VOTE BY TELEPHONE**	**VOTE BY MAIL**
You may vote via the Internet by following the instructions provided in the Notice of Availability or, if you received printed materials, on your Proxy Card. The website for Internet voting is printed on the Notice of Availability and/or Proxy Card. Please have your Notice of Availability or Proxy Card in hand. Internet voting is available 24 hours a day until 11:59 p.m., Eastern Time, on May 15, 2019. You will receive a series of instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote via the Internet, you do not need to return your Proxy Card.	You also have the option to vote by telephone by calling the toll-free number listed on your Notice of Availability and/or Proxy Card. Telephone voting is available 24 hours a day until 11:59 p.m., Eastern Time, on May 15, 2019. When you call, please have your Notice of Availability or Proxy Card in hand. You will receive a series of voice instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote by telephone, you do not need to return your Proxy Card.	If you received printed materials and would like to vote by mail, please mark, sign and date your Proxy Card and return it promptly in the postage-paid envelope provided. If you did not receive printed materials and would like to vote by mail, you must request printed copies of the proxy materials by following the instructions on your Notice of Availability.

Voting by Proxy for Shares Registered in Street Name

If your shares of common stock are held in street name through a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares of common stock voted.

Please see the Notice of Availability and/or Proxy Card for further instructions on how to submit your vote. If you have any question regarding how to authorize your proxy by telephone or Internet, please call (212) 850-2678.

MAY I CHANGE MY VOTE AFTER I SUBMIT MY PROXY CARD?

If you cast a vote by proxy, you may revoke it at any time before it is voted by:

- filing a written notice revoking the proxy with our Corporate Secretary at our address;
- properly executing and forwarding to us a proxy with a later date; or

- appearing in person and voting by ballot at the Annual Stockholders Meeting.

If you attend the Annual Stockholders Meeting, you may vote in person whether or not you have previously given a proxy, but your presence (without further action) at the Annual Stockholders Meeting will not constitute revocation of a previously given proxy.

HOW DOES THE BOARD RECOMMEND THAT I VOTE ON EACH OF THE PROPOSALS?

Our Board of Directors recommends that you vote:

Proposal 1:	the election of the seven director nominees named in the enclosed Proxy Statement to serve on our Board of Directors until the next annual stockholders meeting or until their successors are elected and qualify;	**FOR** each director nominee
Proposal 2:	the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;	**FOR**
Proposal 3:	the approval of the Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2019 Equity Incentive Plan; and	**FOR**
Proposal 4:	the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.	**FOR**

HOW IS MY VOTE COUNTED, AND ARE THERE ANY SPECIFIC VOTING ARRANGEMENTS IN PLACE?

If you properly execute a proxy, and if we receive it prior to voting at the meeting, or authorize your proxy to vote your shares in person, electronically through the Internet or by telephone, the shares of common stock that the proxy represents will be voted in the manner specified on the proxy. If no specification is made therein, the shares of common stock will be voted (i) FOR election of each of the director nominees named in this Proxy Statement; (ii) FOR approval, on a non-binding, advisory basis, of the compensation of our named executive officers; (iii) FOR approval of the 2019 Equity Plan; (iv) FOR ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019; and (v) as recommended by our Board of Directors in its discretion with regard to all other matters.

On August 23, 2016, we issued and sold the Original QIA Shares, 29,610,854 shares of our Class A common stock, to QIA. In addition, during the second quarter of 2018, we issued and sold the Top Up Shares to QIA, an additional 284,015 shares of our Class A common stock. As of the record date, the Total QIA Shares represented a 9.9% fully diluted economic interest in our company (inclusive of all outstanding operating partnership units, including any long-term incentive plan units). Pursuant to the terms of the Stockholders Agreement that we entered into with QIA on August 23, 2016, QIA

has agreed to limit its voting power on all matters coming before our stockholders (whether at a meeting, or by written consent) to no more than 9.9% of the total number of votes entitled to be cast on such matter. Accordingly, 7,423,881 shares of the Class A common stock held by QIA on the record date (representing the number of shares held by QIA that are in excess of such 9.9% threshold, or the "Excess Shares") will be voted at the Annual Stockholders Meeting in the same manner and proportion as the votes cast by all other stockholders on such matters. QIA has granted our Board of Directors an irrevocable proxy to vote the Excess Shares in such manner and proportion. In addition, QIA has agreed under the Stockholders Agreement to vote all of its shares that are not the Excess Shares in favor of the election of each of the director nominees named and recommended by our Board of Directors in this Proxy Statement.

It is not anticipated that any matter other than those set forth in the Proxy Statement will be presented at the meeting. No stockholder proposals or nominations were received on a timely basis, so no such matters may be brought to a vote at the Annual Stockholders Meeting. In any case, if other matters are presented, proxies will be voted at the discretion of the proxy holders.

WHAT OTHER INFORMATION SHOULD I REVIEW BEFORE VOTING?

For your review, we make available free of charge through our website at *www.empirestaterealtytrust.com*, under the section "Investors/SEC Filings," our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the

SEC. Further, we will provide, without charge to each stockholder upon written request, a copy of our and our operating partnership's Annual Reports on Form 10-K (including our consolidated financial statements, schedules and list of exhibits), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Requests for copies should be addressed to Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120. Copies may also be accessed electronically by means of the SEC's home page on the Internet at *www.sec.gov*. Neither our Annual Report on Form 10-K for the year ended December 31, 2018 nor the 2018 Annual Report to Stockholders shall constitute a part of the proxy solicitation materials.

WHAT SHOULD I DO IF I RECEIVED MORE THAN ONE NOTICE OF AVAILABILITY?

There are circumstances under which you may receive more than one Notice of Availability. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each such brokerage account. In addition, if you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Availability. Please authorize your proxy in accordance with the instructions of each Notice of Availability separately, since each one represents different shares that you own.

OTHER MATTERS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. You can identify forward-looking statements by the use of terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "contemplates," "aims," "continues," "would" or "anticipates," or the negative of these words and phrases, or similar words or phrases. In particular, statements pertaining to our capital resources, portfolio performance, acquisitions, dividend policy, results of operations and anticipated market conditions and demographics contain forward-looking statements.

Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. They depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- changes in our industry, the real estate markets, either nationally or in Manhattan or the Greater New York Metropolitan Area;
- resolution of legal proceedings involving the company;
- reduced demand for office or retail space;
- fluctuations in attendance at the Observatory and adverse weather;
- new office or observatory development in our market;
- general volatility of the capital and credit markets and the market price of our Class A common stock and our publicly-traded operating partnership units;
- changes in our business strategy;
- changes in technology and market competition, which affect utilization of our broadcast or other facilities;
- changes in domestic or international tourism, including geopolitical and currency exchange rates events;
- defaults on, early terminations of, or non-renewal of leases by, tenants;
- insolvency of a major tenant or a significant number of smaller tenants;
- fluctuations in interest rates;
- increased operating costs;
- declining real estate valuations and impairment charges;

- termination or expiration of our ground leases;
- availability, terms and deployment of capital;
- inability to continue to raise additional debt or equity financing on attractive terms, or at all;
- our leverage;
- decreased rental rates or increased vacancy rates;
- our failure to generate sufficient cash flows to service our outstanding indebtedness;
- our failure to redevelop and reposition properties, or to execute any newly planned capital project, successfully or on the anticipated timeline or at the anticipated costs;
- difficulties in identifying properties to acquire and completing acquisitions;
- risks of real estate development and capital projects, including construction delays and cost overruns;
- inability to manage our properties and our growth effectively;
- inability to make distributions to our securityholders in the future;
- impact of changes in governmental regulations, tax law and rates and similar matters;
- failure to continue to qualify as a REIT;
- a future terrorist event in the U.S.;
- environmental uncertainties and risks related to adverse weather conditions and natural disasters;
- lack or insufficient amounts of insurance;
- misunderstanding of our competition;
- changes in real estate and zoning laws and increases in real property tax rates;
- inability to comply with the laws, rules and regulations applicable to similar companies; and
- damages resulting from security breaches through cyberattacks, cyber intrusions or otherwise, as well as other significant disruptions of our technology (IT) networks related systems.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. You should not rely on them as predictions of future events. We disclaim any obligation to update or revise publicly any forward-looking statement to reflect changes in underlying assumptions, new information, data or methods, future events or other changes after the date of this Proxy Statement, except as required by applicable law.

SOLICITATION OF PROXIES

We will pay the cost of solicitation of proxies. In addition to the solicitation of proxies by mail, our directors, officers and employees may also solicit proxies personally, by telephone, via the Internet or by mail without additional compensation for such activities. We will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy materials to, and obtain proxies from, such beneficial owners. In addition, we intend to utilize the advisory, consulting and proxy solicitation services of MacKenzie Partners, Inc. at an aggregate estimated cost of $7,500 plus out-of-pocket expenses.

LIST OF STOCKHOLDERS

A list of our stockholders entitled to vote at our Annual Stockholders Meeting will be available at our Annual Stockholders Meeting and for ten days prior to our Annual Stockholders Meeting, between the hours of 8:45 a.m. and 4:30 p.m., by written request to the Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120.

CHANGING THE WAY YOU RECEIVE PROXY MATERIALS IN THE FUTURE

Instead of receiving a Notice of Availability in the mail for future meetings, stockholders may elect to receive links to proxy materials by e-mail or to receive a paper copy of the proxy materials and a paper proxy card by mail. If you elect to receive proxy materials by e-mail, you will not receive a Notice of Availability in the mail. Instead, you will receive an e-mail with links to proxy materials and online voting. In addition, if you elect to receive a paper copy of the proxy materials, or if applicable rules or regulations require paper delivery of the proxy materials, you will not receive a Notice of Availability in the mail. If you received a paper copy of the proxy materials or the Notice of Availability in the mail, you can eliminate all such paper mailings in the future by electing to receive an e-mail that will provide Internet links to these documents. Opting to receive all future proxy materials online will save us the cost of producing and mailing such documents to you and help us conserve natural resources. You can change your election by directing your request in writing to Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120, Attention: Investor Relations, by sending a blank e-mail with the 12-digit control number on your Notice of Internet Availability to *sendmaterial@proxyvote.com,* via the Internet at *www.proxyvote.com,* or by telephone at (212) 850-2678. Your election will remain in effect until you change it.

MULTIPLE COPIES OF OUR ANNUAL REPORT TO STOCKHOLDERS

Our 2018 Annual Report to Stockholders accompanies this Proxy Statement. In order to reduce printing and postage costs and in accordance with the SEC rules, we have undertaken an effort to deliver only one set of our Annual Report, Proxy Statement or notice, as applicable, to any group of multiple stockholders of record sharing one address. This delivery method, called "householding" is not being used, however, if we have received contrary instructions from one or more of the stockholders sharing such address. If your household has received only one set of our Annual Report, Proxy Statement or Notice of Availability, as applicable, we will deliver promptly a separate copy of our 2018 Annual Report on Form 10-K, our 2018 Annual Report to Stockholders, this Proxy Statement or Notice of Availability, as applicable, to any stockholder who sends a written request to the Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120. Requests may also be directed to the Corporate Secretary at (212) 687-8700. You can also notify us that you would like to receive separate copies of our annual reports, proxy statements or notices of internet availability of proxy materials in the future by sending a written request to our Corporate Secretary at the address set forth above or by contacting the Corporate Secretary at (212) 687-8700. If your household is receiving multiple copies of our annual reports, proxy statements and notices of internet availability of proxy materials, and you wish to request delivery of a single copy, you may send a written request to our Corporate Secretary at the address set forth above. Even if your household has received only one set of our Annual Report and Proxy Statement, a separate Proxy Card has been provided for each stockholder account. Each Proxy Card should be signed, dated, and returned in the enclosed self-addressed envelope.

If you own shares of common stock through a bank, broker or other nominee and receive more than one set of annual reports, proxy statements or notices of internet availability of proxy materials, you can contact the bank, broker or other nominee to eliminate duplicate mailings.

CONFIDENTIALITY OF VOTING

We keep all the proxies, ballots, and voting tabulations confidential as a matter of practice. We only let our Inspector of Election, Broadridge Financial Solutions, Inc., examine these documents. Occasionally, stockholders provide written comments on their Proxy Card, which are then forwarded to us by Broadridge.

VOTING RESULTS

Broadridge, our independent tabulating agent, will count the votes and act as the Inspector of Election. We will publish the voting results in a Current Report on Form 8-K, which will be filed with the SEC within four business days after the Annual Stockholders Meeting.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2020 annual meeting of stockholders must be received by our Corporate Secretary no later than December 6, 2019 in order to be considered for inclusion in our proxy statement relating to the 2020 meeting pursuant to Rule 14a-8 under the Exchange Act. Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the proxy statement and form of proxy. Any such proposal should be mailed to: Corporate Secretary, Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120.

For a proposal of a stockholder to be properly presented at the 2020 annual stockholders meeting, including nominations for inclusion in the proxy statement, other than a stockholder proposal included in the proxy statement pursuant to Rule 14a-8, such proposal must be received at our principal executive offices on or after November 6, 2019 and prior to 5:00 p.m., Eastern Time, on December 6, 2019, unless the 2020 annual stockholders meeting is scheduled to take place before April 16, 2020 or after June 15, 2020. Under our bylaws, stockholders must

follow certain procedures to nominate a person for election as a director at an annual stockholders meeting, or to introduce an item of business at such meeting. A stockholder must notify our Corporate Secretary in writing of the director nominee or the other business. To be timely under our current bylaws, the notice must be delivered to our Corporate Secretary, along with the appropriate supporting documentation, as applicable, at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the 10th day following the day on which public announcement of the date of such meeting is first made.

DIRECTOR NOMINEES (PROXY ACCESS)

Our proxy access bylaw permits a stockholder (or a group of no more than 20 stockholders) owning at least 3% of the aggregate of the issued and outstanding shares of common stock of the company continuously for at least the prior three (3) years to nominate and include in the company's proxy materials director nominees constituting up to 20% of the number of directors then in office, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. In order for an eligible stockholder or group of stockholders to nominate a director nominee for election at the 2020 annual stockholders meeting pursuant to the proxy access provision of our bylaws, notice of such nomination and other required information must be received in writing by the company's Corporate Secretary,

Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120 on or after November 6, 2019 and prior to 5:00 p.m., Eastern Time, on December 6, 2019, unless the 2020 annual stockholders meeting is scheduled to take place before April 16, 2020 or after June 15, 2020. Our bylaws state that such notice and other required information must be received by the company's Corporate Secretary not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the 10th day following the day on which public announcement of the date of such meeting is first made. In addition, our bylaws require the eligible stockholder or group of stockholders to update and supplement such information (or provide notice stating that there are no updates or supplements) as of specified dates.

OTHER MATTERS

Our Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Stockholders Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

By Order of our Board of Directors,

Thomas N. Keltner, Jr.
Secretary

EXHIBIT A

EMPIRE STATE REALTY TRUST, INC. EMPIRE STATE REALTY OP, L.P. 2019 EQUITY INCENTIVE PLAN

1. Purpose

The purpose of the Plan is to assist the Company and the Partnership in attracting, retaining, motivating, and rewarding certain key employees, officers, directors, and consultants of the Company, the Partnership and their respective Affiliates and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of such individuals with those of such stockholders. The Plan authorizes the award of equity-based incentives to Eligible Persons to encourage such persons to expend maximum effort in the creation of stockholder and partner value.

2. Definitions

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "2013 Plan" means the Empire State Realty Trust, Inc. and Empire State Realty O.P. First Amended and Restated 2013 Equity Incentive Plan, as amended and restated on April 4, 2016.

(b) "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

(c) "Award" means any Option, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, Performance Award, Dividend Equivalent Right or other equity-based award granted under the Plan.

(d) "Award Agreement" means an Option Agreement, a Restricted Stock Agreement, an RSU Agreement, an SAR Agreement, a Performance Award Agreement, or an agreement governing the grant of any Dividend Equivalent Right or other equity-based Award granted under the Plan.

(e) "Board" means the Board of Directors of the Company.

(f) "Cause" means, with respect to any Participant and in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (1) the Participant's commission of any crime (whether or not involving the Company or its Affiliates) (i) constituting a felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud or (ii) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant's duties to the Service Recipient, or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of the Company or its Affiliates, (2) conduct of the Participant, in connection with his employment or service, that has resulted, or could reasonably be expected to result, in material injury to the business or reputation of the Company or its Affiliates, (3) any material violation of the policies of the Company or its Affiliates, including but not limited to those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Company or its Affiliates, (4) willful neglect in the performance of the Participant's duties for the Service Recipient or willful or repeated failure or refusal to perform such duties or (5) the Participant's material violation of any provision of any agreement(s) between the Participant and the Company or an Affiliate relating to noncompetition, nonsolicitation, and/or nondisclosure. In the event that there is an Award Agreement or Participant Agreement defining Cause, "Cause" shall have the meaning provided in such agreement, and a Termination by the Service Recipient for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or Participant Agreement are complied with.

(g) "Change in Control" means:

(1) a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the Securities and Exchange Commission or pursuant to a Non-Control Transaction) whereby any "person" (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, an employee benefit plan sponsored or maintained by the Company or any of its Affiliates (or its related trust), or any underwriter temporarily holding securities pursuant to an offering of such securities, directly

or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than thirty percent (30%) of the total combined voting power of the Company's securities eligible to vote in the election of the Board (the "Company Voting Securities");

(2)   the date, within any consecutive twenty-four (24) month period commencing on or after the Effective Date, upon which individuals who constitute the Board as of the Effective Date (the "Incumbent Board") cease for any reason (other than by reason of death) to constitute at least a majority of the Board; *provided, however*, that any individual who becomes a director subsequent to the Effective Date whose election or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including but not limited to a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(3)   the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates that requires the approval of the Company's stockholders (whether for such transaction or the issuance of securities in the transaction or otherwise) (a "Reorganization"), unless immediately following such Reorganization (i) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the "Surviving Company") or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of one hundred percent (100%) of the voting securities of the Surviving Company (the "Parent Company"), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to the Reorganization, (ii) no Person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), is or becomes the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (iii) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of the Reorganization are members of the Incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in (i), (ii), and (iii) above shall be a "Non-Control Transaction"); or

(4)   the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any "person" (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company's Affiliates.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of thirty percent (30%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; *provided* that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then occur, and (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

(h)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(i)   "Committee" means the Board or such other committee consisting of two or more individuals appointed by the Board to administer the Plan and each other individual or committee of individuals designated to exercise authority under the Plan.

(j)   "Company" means Empire State Realty Trust, Inc., a Maryland corporation, and its successors by operation of law.

(k)   "Company Voting Securities" has the meaning set forth in Section 2(g)(1) hereof.

(l)   "Corporate Event" has the meaning set forth in Section 12(b) hereof.

(m)   "Data" has the meaning set forth in Section 22(c) hereof.

(n)   "Disability" means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant within the meaning of Section 22(e)(3) of the Code. In the event that there is an Award Agreement or Participant Agreement defining Disability, "Disability" shall have the meaning provided in such Award Agreement or Participant Agreement.

(o)   "Disqualifying Disposition" means any disposition (including any sale) of Stock acquired upon the exercise of an Incentive Stock Option made within the period that ends on the later of (i) two years after the date on which the Participant was granted the Incentive Stock Option or (ii) one year after the date upon which the Participant acquired the Stock.

(p) "Dividend Equivalent Right" means a right granted to a Participant under Section 10 hereof, to receive cash, Stock or other property equal in value to all or some portion of the regular cash dividends that are or would be payable with respect to shares of Stock subject to an Award.

(q) "Effective Date" means March 1, 2019.

(r) "Eligible Person" means (1) each employee and officer of the Company, the Partnership or any of their respective Affiliates, including each such employee and officer who may also be a director of the Company, the Partnership or any of their respective Affiliates, (2) each non-employee director of the Company or any of its Affiliates, (3) each other natural person who provides substantial services to the Company, the Partnership or any of their respective Affiliates as a consultant or advisor and who is designated as eligible by the Committee, and (4) each natural person who has been offered employment by the Company, the Partnership or any of their respective Affiliates; *provided* that such prospective employee may not receive any payment or exercise any right relating to an Award until such person has commenced employment or service with the Company or its Affiliates; *provided further, however*, that (i) with respect to any Award that is intended to qualify as a "stock right" that does not provide for a "deferral of compensation" within the meaning of Section 409A of the Code, the term Affiliate as used in this Section 2(r) shall include only those corporations or other entities in the unbroken chain of corporations or other entities beginning with the Company where each of the corporations in the unbroken chain other than the last corporation owns stock possessing at least fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, and (ii) with respect to any Award that is intended to qualify as an Incentive Stock Option, the term "Affiliate" as used in this Section 2(r) shall include only those entities that qualify as a "subsidiary corporation" with respect to the Company within the meaning of Code Section 424(f). An employee on an approved leave of absence may be considered as still in the employ of the Company, the Partnership or any of their respective Affiliates for purposes of eligibility for participation in the Plan.

(s) "Excepted Award" has the meaning set forth in Section 4(d) hereof.

(t) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules and regulations thereunder and successor provisions and rules and regulations thereto.

(u) "Expiration Date" means the date upon which the term of an Option or Stock Appreciation Right expires, as determined under Section 5(b) or 8(b) hereof, as applicable.

(v) "Fair Market Value" means, as of any date when the Stock is listed on one or more national securities exchanges, the closing price reported on the principal national securities exchange on which such Stock is listed and traded on the date of determination, or if the closing price is not reported on such date of determination, the closing price on the most recent date on which such closing price is reported. If the Stock is not listed on a national securities exchange, the Fair Market Value shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per share of Stock.

(w) "Incentive Stock Option" means an Option that is intended to, and does, qualify as an incentive stock option within the meaning of Section 422 of the Code.

(x) "Incumbent Board" has the meaning set forth in Section 2(g)(2) hereof.

(y) "LTIP Unit" means an "LTIP Unit" as defined in the Partnership Agreement. An LTIP Unit granted under this Plan represents the right to receive the benefits, payments or other rights in respect of an LTIP Unit set forth in the Partnership Agreement, subject to the terms and conditions of the applicable Award Agreement and the Partnership Agreement.

(z) "Minimum Vesting Period" means the one-year period following the date of grant of an Award.

(aa) "Non-Control Transaction" has the meaning set forth in Section 2(g)(3) hereof.

(bb) "Nonqualified Stock Option" means an Option that does not qualify as an Incentive Stock Option.

(cc) "Option" means a conditional right, granted to a Participant under Section 5 hereof, to purchase Stock at a specified price during a specified time period.

(dd) "Option Agreement" means a written agreement (including an electronic writing to the extent permitted by applicable law) between the Company and a Participant evidencing the terms and conditions of an individual Option grant.

(ee) "OP Unit" means an "OP Unit" as defined in the Partnership Agreement.

(ff) "Parent Company" has the meaning set forth in Section 2(g)(3) hereof.

(gg) "Participant" means an Eligible Person who has been granted an Award under the Plan, or if applicable, such other Person who holds an Award.

(hh) "Participant Agreement" means an employment or other services agreement or a severance or change in control agreement between a Participant and the Service Recipient and is effective as of the date of determination.

(ii) "Partnership" means Empire State Realty OP, L.P., a Delaware limited partnership.

(jj) "Partnership Agreement" means the First Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated October 1, 2013, as it may be amended, supplemented or restated from time to time in accordance with its terms.

(kk) "<u>Performance Award</u>" means an Award granted to a Participant under Section 9 hereof, which Award is subject to the achievement of Performance Objectives during a Performance Period. A Performance Award shall be designated as a "<u>Performance Share</u>" or a "<u>Performance Unit</u>" at the time of grant.

(ll) "<u>Performance Award Agreement</u>" means a written agreement (including an electronic writing to the extent permitted by applicable law) between the Company and a Participant evidencing the terms and conditions of an individual Performance Award grant.

(mm) "<u>Performance Objectives</u>" means the performance objectives established pursuant to this Plan for Participants who have received Performance Awards.

(nn) "<u>Performance Period</u>" means the period designated for the achievement of Performance Objectives.

(oo) "<u>Person</u>" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, or other entity.

(pp) "<u>Plan</u>" means this Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2019 Equity Incentive Plan, as amended from time to time.

(qq) "<u>Qualified Member</u>" means a member of the Committee who is a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act.

(rr) "<u>Qualifying Committee</u>" has the meaning set forth in Section 3(b) hereof.

(ss) "<u>Reorganization</u>" has the meaning set forth in Section 2(g)(3) hereof.

(tt) "<u>Restricted Stock</u>" means Stock granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture.

(uu) "<u>Restricted Stock Agreement</u>" means a written agreement (including an electronic writing to the extent permitted by applicable law) between the Company and a Participant evidencing the terms and conditions of an individual Restricted Stock grant.

(vv) "<u>Restricted Stock Unit</u>" means a notional unit granted to a Participant under Section 7 hereof representing the right to receive one share of Stock (or the cash value of one share of Stock, if so determined by the Committee) on a specified settlement date.

(ww) "<u>Retirement Eligibility Date</u>" means the later of (i) the date a Participant attains the age of 60 and (ii) the date on which a Participant has first completed ten (10) years of continuous service with the Company or its Affiliates, any predecessor of the Company or its Affiliates (including, without limitation Malkin Holdings LLC), or any entity acquired by the predecessor of the Company in connection with the consolidation of certain office and retail properties in Manhattan and the greater New York metropolitan area and management businesses supervised by Malkin Holdings LLC into the Partnership and/or the Company.

(xx) "<u>RSU Agreement</u>" means a written agreement (including an electronic writing to the extent permitted by applicable law) between the Company and a Participant evidencing the terms and conditions of an individual grant of Restricted Stock Units.

(yy) "<u>SAR Agreement</u>" means a written agreement (including an electronic writing to the extent permitted by applicable law) between the Company and a Participant evidencing the terms and conditions of an individual grant of Stock Appreciation Rights.

(zz) "<u>Securities Act</u>" means the Securities Act of 1933, as amended from time to time, including rules and regulations thereunder and successor provisions and rules and regulations thereto.

(aaa) "<u>Service Recipient</u>" means, with respect to a Participant holding a given Award, either the Company, the Partnership or any of their respective Affiliates by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(bbb) "<u>Stock</u>" means the Company's Class A common stock, par value $0.01 per share, and such other securities as may be substituted for such stock pursuant to Section 12 hereof.

(ccc) "<u>Stock Appreciation Right</u>" means a conditional right to receive an amount equal to the value of the appreciation in the Stock over a specified period granted to a Participant under Section 8 hereof. Except in the event of extraordinary circumstances, as determined in the sole discretion of the Committee, or pursuant to Section 12(b) hereof, Stock Appreciation Rights shall be settled in Stock.

(ddd) "<u>Surviving Company</u>" has the meaning set forth in Section 2(g)(3) hereof.

(eee) "<u>Termination</u>" means the termination of a Participant's employment or service, as applicable, with the Service Recipient; *provided, however*, that, if so determined by the Committee at the time of any change in status in relation to the Service Recipient (e.g., a Participant ceases to be an employee and begins providing services as a consultant, or vice versa), such change in status will not be deemed a Termination hereunder. Unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant's employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a Participant's change in status in relation to the Service Recipient (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination unless such change in status constitutes a "separation from service" within the meaning of Section 409A of the Code. Any payments in respect of an Award constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination shall be delayed for such period as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code. On the first business day following the expiration of such period, the Participant shall be paid, in a single lump sum without interest, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule applicable to such Award.

3.   Administration

(a)   <u>Authority of the Committee</u>. Except as otherwise provided below, the Plan shall be administered by the Committee. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (1) select Eligible Persons to become Participants, (2) grant Awards, (3) determine the type, number of shares of Stock or other equity interests (including, without limitation, LTIP Units) subject to, other terms and conditions of, and all other matters relating to, Awards, (4) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, (5) construe and interpret the Plan and Award Agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (6) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time, (7) accelerate at any time the exercisability or vesting of all or any portion of any Award in circumstances involving the grantee's death or disability, and (8) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall be final, conclusive, and binding on all persons, including, without limitation, the Company, its Affiliates, Eligible Persons, Participants, and beneficiaries of Participants. For the avoidance of doubt, the Board shall have the authority to take all actions under the Plan that the Committee is permitted to take.

(b)   <u>Manner of Exercise of Committee Authority</u>. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company, must be taken by a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a "<u>Qualifying Committee</u>"). Any action authorized by such a Qualifying Committee shall be deemed the action of the Committee for purposes of the Plan. The express grant of any specific power to the Qualifying Committee, and the taking of any action by the Qualifying Committee, shall not be construed as limiting any power or authority of the Committee.

(c)   <u>Delegation</u>. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions under the Plan, including, but not limited to, administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any Eligible Person who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any Eligible Person who is subject to Section 16 of the Exchange Act must be expressly approved by the Committee or Qualifying Committee in accordance with subsection (b) above.

(d)   <u>Section 409A</u>. All Awards made under the Plan that are intended to be "deferred compensation" subject to Section 409A shall be interpreted, administered and construed to comply with Section 409A, and all Awards made under the Plan that are intended to be exempt from Section 409A shall be interpreted, administered and construed to comply with and preserve such exemption. The Committee shall have full authority to give effect to the intent of the foregoing sentence. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between the Plan and a provision of any Award or Award Agreement with respect to an Award, the Plan shall govern. Notwithstanding the foregoing, neither the Company nor the Committee shall have any liability to any person in the event Section 409A applies to any Award in a manner that results in adverse tax consequences for the Participant or any of his beneficiaries or transferees.

4.   Shares Available Under the Plan

(a)   <u>Number of Shares Available for Delivery</u>. Subject to adjustment as provided in Section 12 hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall not exceed 10,960,000 shares of Stock. Shares of Stock delivered under the Plan shall consist of authorized and unissued shares. Notwithstanding the foregoing, the number of shares of Stock available for issuance hereunder shall not be reduced by shares issued pursuant to Awards issued or assumed in connection with a merger or acquisition as contemplated by, as applicable, NASDAQ Listing Rule 5635(c) and IM-5635-1, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711, or other applicable stock exchange rules, and their respective successor rules and listing exchange promulgations.

(b)   <u>Share Counting Rules</u>. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double-counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award. Other equity-based Awards that are LTIP Units shall reduce the total number of shares of Stock available for delivery under the Plan on a one-for-one basis, i.e., each LTIP Unit shall be treated as an award of a single share of Stock. Shares of Stock into which LTIP Units are converted shall deemed to be issued under the Plan but shall not reduce the total number of shares of Stock available for delivery under the Plan. To the extent that an Award under the Plan or an award under the 2013 Plan expires or is canceled, forfeited, or otherwise terminated without a delivery to the Participant of the full number of shares of Stock (or LTIP Units) to which the award related, the undelivered shares of Stock (or LTIP Units) will again be available for grant under the Plan. The following shares of Stock shall be deemed to constitute shares delivered to the Participant and shall not again be available for Awards under the Plan: (i) shares of Stock withheld in payment of the exercise price or taxes relating to an Award or an award under the 2013 Plan and shares equal to the number surrendered in payment of any exercise price or taxes relating to an Award or an award under the 2013 Plan and (ii) shares of Stock subject to a Stock Appreciation Right granted under the Plan or the 2013 Plan that are not issued in connection with the stock settlement of the Stock Appreciation Right upon exercise thereof. In the event the Company or the Partnership repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan.

(c) <u>Annual Limitation; Incentive Stock Options</u>.

    (1) Notwithstanding anything to the contrary herein, the maximum number of shares of Stock with respect to which Options and Stock Appreciation Rights may be granted to any individual in any one calendar year shall not exceed 1,370,000.

    (2) No more than 10,960,000 shares of Stock reserved for issuance hereunder may be issued or transferred upon exercise or settlement of Incentive Stock Options.

(d) <u>Minimum Vesting Period</u>. The vesting period for each Award granted under the Plan must be at least equal to the Minimum Vesting Period; *provided, however*, nothing in this Section 4(d) shall limit the Committee's authority to accelerate the vesting of Awards as set forth in Section 3(a)(7) above; and, *provided further*, notwithstanding the foregoing, up to 5% of the shares of Stock authorized for issuance under the Plan may be utilized for Awards with a vesting period that is less than the Minimum Vesting Period (each such Award, an "<u>Excepted Award</u>"). Notwithstanding the foregoing, in addition to Excepted Awards, the Administrator may grant Awards that vest (or permit previously granted Awards to vest) within the Minimum Vesting Period (i) if such Awards are granted as substitute Awards in replacement of other Awards (or awards previously granted by an entity being acquired (or assets of which are being acquired)) that were scheduled to vest within the Minimum Vesting Period or (ii) if such Awards are being granted in connection with an elective deferral of cash compensation that, absent a deferral election, otherwise would have been paid to the grantee within the Minimum Vesting Period.

(e) <u>Maximum Awards to Non-Employee Directors</u>. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any non-employee director of the Company in any calendar year shall not exceed $1,000,000. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with ASC 718 or any successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

5. Options

(a) <u>General</u>. Certain Options granted under the Plan are intended to qualify as Incentive Stock Options. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; *provided, however*, that Incentive Stock Options may be granted only to Eligible Persons who are employees of the Company or an Affiliate (as such definition is limited pursuant to Section 2(r) hereof) of the Company. The provisions of separate Options shall be set forth in separate Option Agreements, which agreements need not be identical.

(b) <u>Term</u>. The term of each Option shall be set by the Committee at the time of grant; *provided, however*, that no Option granted hereunder shall be exercisable after the expiration of ten (10) years from the date it was granted.

(c) <u>Exercise Price</u>. The exercise price per share of Stock for each Option shall be set by the Committee at the time of grant; *provided, however*, that if an Option is intended to qualify as either (1) a "stock right" that does not provide for a "deferral of compensation" within the meaning of Section 409A of the Code, or (2) an Incentive Stock Option, then in each case the applicable exercise price shall not be less than the Fair Market Value on the date of grant, subject to subsection (g) below in the case of any Incentive Stock Option.

(d) <u>Payment for Stock</u>. Payment for shares of Stock acquired pursuant to Options granted hereunder shall be made in full upon exercise of an Option (1) in immediately available funds in United States dollars, or by certified or bank cashier's check, (2) by delivery of shares of Stock having a value equal to the exercise price, (3) by a broker-assisted cashless exercise in accordance with procedures approved by the Committee, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with shares of Stock subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell shares of Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company's withholding obligations, or (4) by any other means approved by the Committee (including, by delivery of a notice of "net exercise" to the Company, pursuant to which the Participant shall receive the number of shares of Stock underlying the Option so exercised reduced by the number of shares of Stock equal to the aggregate exercise price of the Option divided by the Fair Market Value on the date of exercise). Anything herein to the contrary notwithstanding, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

(e) <u>Vesting</u>. Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an Option Agreement. Unless otherwise specifically determined by the Committee, the vesting of an Option shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires.

(f) <u>Termination of Employment or Service</u>. Except as provided by the Committee in an Option Agreement, Participant Agreement or otherwise:

(1) In the event of a Participant's Termination for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant's death or Disability, (A) all vesting with respect to such Participant's outstanding Options shall cease, (B) each of such Participant's outstanding unvested Options shall expire as of the date of such Termination, and (C) each of such Participant's outstanding vested Options shall remain exercisable until the earlier of the applicable Expiration Date and the date that is ninety (90) days after the date of such Termination.

(2) In the event of a Participant's Termination by reason of such Participant's death or Disability, (i) all vesting with respect to such Participant's outstanding Options shall cease, (ii) each of such Participant's outstanding unvested Options shall expire as of the date of such Termination, and (iii) each of such Participant's outstanding vested Options shall remain exercisable until the earlier of the applicable Expiration Date and the date that is twelve (12) months after the date of such Termination. In the event of a Participant's death, such Participant's Options shall remain exercisable by the person or persons to whom a Participant's rights under the Options pass by will or by the applicable laws of descent and distribution.

(3) In the event of a Participant's Termination by the Service Recipient for Cause, all of such Participant's outstanding Options (whether or not vested) shall immediately expire as of the date of such Termination.

(g) <u>Special Provisions Applicable to Incentive Stock Options</u>.

(1) No Incentive Stock Option may be granted to any Eligible Person who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary thereof, unless such Incentive Stock Option (i) has an exercise price of at least one hundred ten percent (110%) of the Fair Market Value on the date of the grant of such Option and (ii) cannot be exercised more than five (5) years after the date it is granted.

(2) To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such excess Incentive Stock Options shall be deemed Nonqualified Stock Options.

(3) Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any Stock acquired pursuant to the exercise of an Incentive Stock Option.

6. Restricted Stock

(a) <u>General</u>. Restricted Stock may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Awards of Restricted Stock shall be set forth in separate Restricted Stock Agreements, which agreements need not be identical. Subject to the restrictions set forth in Section 6(b), and except as otherwise set forth in the applicable Restricted Stock Agreement, the Participant shall generally have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock. Unless otherwise set forth in a Participant's Restricted Stock Agreement (1) cash dividends and stock dividends, if any, with respect to Restricted Stock subject to performance-based vesting shall be withheld by the Company for the Participant's account, and shall be subject to forfeiture to the same degree as the shares of Restricted Stock to which such dividends relate and (2) cash dividends and stock dividends, if any, with respect to all other Restricted Stock shall be paid to Participants at the same time as such dividends are paid to stockholders. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b) <u>Vesting and Restrictions on Transfer</u>. Restricted Stock shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a Restricted Stock Agreement. Unless otherwise specifically determined by the Committee, the vesting of an Award of Restricted Stock shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. In addition to any other restrictions set forth in a Participant's Restricted Stock Agreement, until such time as the Restricted Stock has vested pursuant to the terms of the Restricted Stock Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Stock.

(c) Termination of Employment or Service. Except as provided by the Committee in a Restricted Stock Agreement, Participant Agreement or otherwise, in the event of a Participant's Termination for any reason prior to the time that such Participant's Restricted Stock has vested, all vesting with respect to such Participant's Restricted Stock shall cease, and all unvested shares of Restricted Stock shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

7. Restricted Stock Units

(a) General. Restricted Stock Units may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Restricted Stock Units shall be set forth in separate RSU Agreements, which agreements need not be identical.

(b) Vesting. Restricted Stock Units shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an RSU Agreement. Unless otherwise specifically determined by the Committee, the vesting of a Restricted Stock Unit shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason.

(c) Settlement. Restricted Stock Units shall be settled in Stock, cash, or property, as determined by the Committee, in its sole discretion, on the date or dates determined by the Committee and set forth in an RSU Agreement. Unless otherwise set forth in a Participant's RSU Agreement, a Participant shall not be entitled to dividends, if any, with respect to Restricted Stock Units prior to the actual delivery of shares of Stock.

(d) Termination of Employment or Service. Except as provided by the Committee in an RSU Agreement, Participant Agreement or otherwise, in the event of a Participant's Termination for any reason prior to the time that such Participant's Restricted Stock Units have been settled, (1) all vesting with respect to such Participant's Restricted Stock Units shall cease, (2) each of such Participant's outstanding unvested Restricted Stock Units shall be forfeited for no consideration as of the date of such Termination, and (3) any shares remaining undelivered with respect to vested Restricted Stock Units then held by such Participant shall be delivered on the delivery date or dates specified in the RSU Agreement.

8. Stock Appreciation Rights

(a) General. Stock Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Stock Appreciation Rights shall be set forth in separate SAR Agreements, which agreements need not be identical.

(b) Term. The term of each Stock Appreciation Right shall be set by the Committee at the time of grant; provided, however, that no Stock Appreciation Right granted hereunder shall be exercisable after the expiration of ten (10) years from the date it was granted.

(c) Base Price. The base price per share of Stock for each Stock Appreciation Right shall be set by the Committee at the time of grant; provided, however, that if a Stock Appreciation Right is intended to qualify as a "stock right" that does not provide for a "deferral of compensation" within the meaning of Section 409A of the Code, then the applicable base price shall not be less than the Fair Market Value on the date of grant.

(d) Vesting. Stock Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a SAR Agreement. Unless otherwise specifically determined by the Committee, the vesting of a Stock Appreciation Right shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. If a Stock Appreciation Right is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Stock Appreciation Right expires.

(e) Payment upon Exercise. Payment upon exercise of a Stock Appreciation Right may be made in cash, Stock, or property as specified in the SAR Agreement or determined by the Committee, in each case having a value in respect of each share of Stock underlying the portion of the Stock Appreciation Right so exercised, equal to the difference between the base price of such Stock Appreciation Right and the Fair Market Value of one (1) share of Stock on the exercise date. For purposes of clarity, each share of Stock to be issued in settlement of a Stock Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) share of Stock on the exercise date. In no event shall fractional shares be issuable upon the exercise of a Stock Appreciation Right, and in the event that fractional shares would otherwise be issuable, the number of shares issuable will be rounded down to the next lower whole number of shares, and the Participant will be entitled to receive a cash payment equal to the value of such fractional share.

(f) Termination of Employment or Service. Except as provided by the Committee in a SAR Agreement, Participant Agreement or otherwise:

(1) In the event of a Participant's Termination for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant's death or Disability, (A) all vesting with respect to such Participant's outstanding Stock Appreciation Rights shall cease, (B) each of such Participant's outstanding unvested Stock Appreciation Rights shall expire as of the date of such

Termination, and (C) each of such Participant's outstanding vested Stock Appreciation Rights shall remain exercisable until the earlier of the applicable Expiration Date and the date that is ninety (90) days after the date of such Termination.

(2)   In the event of a Participant's Termination by reason of such Participant's death or Disability, (i) all vesting with respect to such Participant's outstanding Stock Appreciation Rights shall cease, (ii) each of such Participant's outstanding unvested Stock Appreciation Rights shall expire as of the date of such Termination, and (iii) each of such Participant's outstanding vested Stock Appreciation Rights shall remain exercisable until the earlier of the applicable Expiration Date and the date that is twelve (12) months after the date of such Termination. In the event of a Participant's death, such Participant's Stock Appreciation Rights shall remain exercisable by the person or persons to whom a Participant's rights under the Stock Appreciation Rights pass by will or by the applicable laws of descent and distribution.

(3)   In the event of a Participant's Termination by the Service Recipient for Cause, all of such Participant's outstanding Stock Appreciation Rights (whether or not vested) shall immediately expire as of the date of such Termination.

9.   Performance Awards

(a)   <u>General</u>. Performance Awards may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Performance Awards, including the determination of the Committee with respect to the form of payout of Performance Awards, shall be set forth in separate Performance Award Agreements, which agreements need not be identical.

(b)   <u>Value of Performance Units and Performance Shares</u>. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of the Stock on the date of grant. In addition to any other non-performance terms included in the Performance Award Agreement, the Committee shall set the applicable Performance Objectives in its discretion, which objectives, depending on the extent to which they are met, will determine the value and number of Performance Units or Performance Shares, as the case may be, that will be paid out to the Participant.

(c)   <u>Earning of Performance Units and Performance Shares</u>. Upon the expiration of the applicable Performance Period or other non-performance-based vesting period, if longer, the holder of Performance Units or Performance Shares, as the case may be, shall be entitled to receive payout on the value and number of the applicable Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Objectives have been achieved and any other non-performance-based terms met.

(d)   <u>Form and Timing of Payment of Performance Units and Performance Shares</u>. Payment of earned Performance Units and Performance Shares shall be as determined by the Committee and as evidenced in the Performance Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, Stock, or other Awards (or in a combination thereof) equal to the value of the earned Performance Units or Performance Shares, as the case may be, at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Any cash, Stock, or other Awards issued in connection with a Performance Award may be issued subject to any restrictions deemed appropriate by the Committee.

(e)   <u>Termination of Employment or Service</u>. Except as provided by the Committee in a Performance Award Agreement, Participant Agreement or otherwise, if, prior to the time that the applicable Performance Period has expired, a Participant undergoes a Termination for any reason, all of such Participant's Performance Awards shall be forfeited by the Participant to the Company for no consideration.

(f)   <u>Performance Objectives</u>.

(1)   Each Performance Award shall specify the Performance Objectives that must be achieved before such Award shall become earned. The Company may also specify a minimum acceptable level of achievement below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

(2)   Performance Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of an individual Participant, the specific Service Recipient, or a division, department, or function within the Company or the Service Recipient. Performance Objectives may be measured on an absolute or relative basis. Relative performance may be measured by comparison to a group of peer companies or to a financial market index.

(3)   The Committee shall adjust Performance Objectives and the related minimum acceptable level of achievement if, in the sole judgment of the Committee, events or transactions have occurred after the applicable date of grant of a Performance Award that are unrelated to the performance of the Company or Participant and result in a distortion of the Performance Objectives or the related minimum acceptable level of achievement. Potential transactions or events giving rise to adjustment include, but are not limited to, (i) restructurings, discontinued operations, extraordinary items or events, and other unusual or nonrecurring charges; (ii) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; and (iii) a change in tax law or accounting standards required by generally accepted accounting principles.

10. Dividend Equivalents

The Committee may include in the Award Agreement with respect to any Award (other than an Option or Stock Appreciation Right) a Dividend Equivalent Right in such form and having such terms and conditions as the Committee shall deem appropriate. A Dividend Equivalent Right (if such right is a "dividend equivalent" within the meaning of Treasury Regulation Section 1.409A-3(e)) shall be treated separately from the right to other amounts under the Award for purposes of Section 409A of the Code. In the event such a provision is included in an Award Agreement, the Committee will determine whether such payments will be made in cash, in shares of Stock or in another form of property, whether they will be conditioned upon the exercise of the Award to which they relate, the time or times at which they will be made, and such other terms and conditions as the Committee will deem appropriate. Notwithstanding the foregoing, unless otherwise provided in an Award Agreement, a Participant's right under an Award Agreement to dividend equivalent payments in the case of an Award that is subject to vesting conditions shall be treated as unvested so long as such Award remains unvested, and any such dividend equivalent payments that would otherwise have been paid during the vesting period shall instead be accumulated (and, if paid in cash, reinvested in additional shares of Stock based on the Fair Market Value of the Stock on the date of reinvestment) and paid within thirty (30) days following the date on which such Award is determined by the Company to have vested.

11. Other Equity-Based Awards

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Stock or other equity interests of the Company or the Partnership (including, without limitation, LTIP Units), as deemed by the Committee to be consistent with the purposes of the Plan. The grant of LTIP Units must satisfy the requirements of the Partnership Agreement. The Committee may also grant Stock or other equity interests of the Company or the Partnership (including, without limitation, LTIP Units) as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to such Awards shall be determined by the Committee and evidenced by Award Agreements, which agreements need not be identical.

12. Adjustment for Recapitalization, Merger, etc

(a) Capitalization Adjustments. The aggregate number of shares of Stock that may be granted or purchased pursuant to Awards (as set forth in Section 4 hereof), the number of shares of Stock or other equity interests (including, without limitation, LTIP Units) covered by each outstanding Award, and the price per share of Stock or other equity interest (including, without limitation, LTIP Units) underlying each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee, as to the number, price, or kind of a share of Stock or other equity interest (including, without limitation, LTIP Units) or other consideration subject to such Awards (1) in the event of changes in the outstanding Stock or in the capital structure of the Company by reason of stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award (including any Corporate Event); (2) in connection with any extraordinary dividend (as determined by the Committee in its sole discretion) declared and paid in respect of shares of Stock, whether payable in the form of cash, stock, or any other form of consideration; or (3) in the event of any change in applicable laws or circumstances that results in or could result in, in either case, as determined by the Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants in the Plan.

(b) Corporate Events. Notwithstanding the foregoing, except as provided by the Committee in an Award Agreement or otherwise, in connection with (i) a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation, (ii) a merger, amalgamation, or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Stock receive securities of another corporation or other property or cash, (iii) a Change in Control, or (iv) the reorganization, dissolution or liquidation of the Company (each, a "Corporate Event"), the Committee may, in its discretion, so long as it determines there is no adverse economic impact on the Participants as of the date any action is taken under this Section 12(b), provide for any one or more of the following:

    (1) The assumption or substitution of any or all Awards in connection with such Corporate Event, in which case the Awards shall be subject to the adjustment set forth in subsection (a) above, and to the extent that such Awards are Performance Awards or other Awards that vest subject to the achievement of Performance Objectives or similar performance criteria, such Performance Objectives or similar performance criteria shall be adjusted appropriately to reflect the Corporate Event;

    (2) The cancellation of any or all Awards (whether vested or unvested) as of the consummation of such Corporate Event, together with the payment to the Participants holding vested Awards (including any Awards that would vest upon the Corporate Event but for such cancellation) so canceled of an amount in respect of cancellation based upon the per-share consideration

being paid for the Stock in connection with such Corporate Event, less, in the case of Options, Stock Appreciation Rights, and other Awards subject to exercise, the applicable exercise or base price; *provided, however*, that holders of Options, Stock Appreciation Rights, and other Awards subject to exercise shall be entitled to consideration in respect of cancellation of such Awards only if the per-share consideration less the applicable exercise or base price is greater than zero dollars ($0), and to the extent that the per-share consideration is less than or equal to the applicable exercise or base price, such Awards shall be canceled for no consideration; and

(3) The replacement of any or all Awards (other than Awards that are intended to qualify as "stock rights" that do not provide for a "deferral of compensation" within the meaning of Section 409A of the Code) with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to paragraph (2) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or a combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Stock covered by the Award at such time (less any applicable exercise or base price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this subsection (b), the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his Awards, (B) bear such Participant's pro-rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Stock, and (C) deliver customary transfer documentation as reasonably determined by the Committee.

(c) <u>Double-Trigger Vesting</u>. Other than as set forth in an existing employment agreement between the Company and its Chairman and Chief Executive Officer, or any renewal thereof, in the event of a Participant's Termination following the Corporate Event as a result of (i) death, (ii) Disability, (iii) a termination without Cause by the Company or its Affiliates, (iv) a voluntary termination by the Participant that follows the Participant's Retirement Eligibility Date, or (v) a Termination by a Participant with Good Reason (as defined in, and to the extent that the Participant's Award Agreement or Participant Agreement includes a definition of Good Reason):

(1) With respect to Awards subject solely to time-based vesting, the Awards shall, unless earlier terminated or forfeited and to the extent not otherwise vested, automatically become fully vested as of such date of Termination; and

(2) With respect to Performance Awards or other Awards that vest subject to the achievement of performance criteria: (i) if such Termination occurs following the completion of the Performance Period, any restrictions on the shares of Stock underlying the Award that have been earned based on achievement of the Performance Objectives or similar performance criteria shall lapse and such shares of Stock shall, unless earlier terminated or forfeited and to the extent not otherwise vested, automatically become fully vested as of such date of Termination; and (ii) if such Termination occurs prior to the expiration of the Performance Period, (A) the end date of the Performance Period shall be the date immediately prior to the Termination and the number of shares of Stock underlying the Award which become earned shall be determined as set forth in the relevant Award Agreement, and (B) any restrictions and conditions on the shares of Stock that become earned as of the Termination shall lapse and the number of shares of Stock underlying the Award that have been earned based on achievement of the Performance Objectives or similar performance criteria, unless earlier terminated or forfeited, that become vested as of such date of Termination shall be determined by multiplying the number of shares of Stock underlying the Award that have been earned based on achievement of the Performance Objectives or similar performance criteria by a fraction, the numerator of which is the number of days in the shortened Performance Period and the denominator of which is the total number of days in the original Performance Period.

(d) <u>Fractional Shares</u>. Any adjustment provided under this Section 12 may, in the Committee's discretion, provide for the elimination of any fractional share that might otherwise become subject to an Award.

13. Use of Proceeds

The proceeds received from the sale of Stock pursuant to the Plan shall be used for general corporate purposes.

14. Rights and Privileges as a Stockholder

Except as otherwise specifically provided in the Plan, no person shall be entitled to the rights and privileges of Stock ownership in respect of shares of Stock that are subject to Awards hereunder until such shares have been issued to that person.

15. Transferability of Awards

Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution, and to the extent subject to exercise, Awards may not be exercised during the lifetime of the grantee other than by the grantee. Notwithstanding the foregoing, except with respect to Incentive Stock Options, Awards and a Participant's rights under the Plan shall be transferable for no value to the extent provided in an Award Agreement or otherwise determined at any time by the Committee.

16. Employment or Service Rights

No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for the grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

17. Compliance with Laws

The obligation of the Company to deliver Stock upon vesting, exercise, or settlement of any Award shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Stock pursuant to an Award unless such shares have been properly registered for sale with the Securities and Exchange Commission pursuant to the Securities Act or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the shares of Stock to be offered or sold under the Plan or any shares of Stock to be issued upon exercise or settlement of Awards. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

18. Withholding Obligations

As a condition to the vesting, exercise, or settlement of any Award (or upon the making of an election under Section 83(b) of the Code), the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, and local income and other taxes of any kind required or permitted to be withheld in connection with such vesting, exercise, or settlement (or election). A Participant may elect to have such tax withholding satisfied, in whole or in part, by (i) authorizing the Company to withhold a number of shares of Stock to be issued pursuant to an Award with a Fair Market Value as of the vesting, exercise or settlement date of the Award, as applicable equal to the amount of the required withholding tax, (ii) transferring to the Company shares of Stock owned by the Participant with a Fair Market Value as of the vesting, exercise or settlement date of the Award, as applicable, equal to the amount of the required withholding tax, or (iii) in the case of a Participant who is an employee of the Company at the time such withholding is effected, by withholding from the cash compensation payable to such Participant as of such date, equal to the amount of the required withholding tax.

19. Amendment of the Plan or Awards

(a) <u>Amendment of Plan</u>. The Board or the Committee may amend the Plan at any time and from time to time.

(b) <u>Amendment of Awards</u>. The Board or the Committee may amend the terms of any one or more Awards at any time and from time to time.

(c) <u>Stockholder Approval; No Material Impairment</u>. Notwithstanding anything herein to the contrary, no amendment to the Plan or any Award shall be effective without stockholder approval if such amendment would cause the Plan to fail to comply with any applicable legal requirement or applicable rules of any national securities exchange on which the Stock or OP Units are listed or similar requirement. Additionally, no amendment to the Plan or any Award shall materially impair a Participant's rights under any Award unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 12 hereof, shall constitute an amendment to the Plan or an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant's consent, the Board or the Committee may amend the terms of the Plan or any one or more Awards from time to time as necessary to bring such Awards into compliance with applicable law, including, without limitation, Section 409A of the Code.

(d) <u>No Repricing of Awards Without Stockholder Approval</u>. Notwithstanding subsection (a) or (b) above, or any other provision of the Plan, the repricing of Awards shall not be permitted without stockholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (1) changing the terms of an Award to lower its exercise or base price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 12(a) hereof), (2) any other action that is treated as a repricing under generally accepted accounting principles, and (3) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise or base price is greater than the Fair Market Value of the underlying Stock, unless the cancellation and exchange occurs in connection with an event set forth in Section 12(b) hereof.

20. Termination or Suspension of the Plan

The Board or the Committee may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board or (ii) the date the stockholders of the Company approve the Plan. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated; *provided, however*, that following any suspension or termination of the Plan, the Plan shall remain in effect for the purpose of governing all Awards then outstanding hereunder until such time as all Awards under the Plan have been terminated, forfeited, or otherwise canceled, or earned, exercised, settled, or otherwise paid out, in accordance with their terms.

21. Effective Date of the Plan

The Plan is effective as of the Effective Date, subject to stockholder approval.

22. Miscellaneous

(a) <u>Certificates</u>. Stock acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Stock are registered in the name of the Participant, the Committee may require that (1) such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Stock, (2) the Company retain physical possession of the certificates, and (3) the Participant deliver a stock power to the Company, endorsed in blank, relating to the Stock. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Stock shall be held in book-entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(b) <u>Clawback/Recoupment Policy</u>. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant.

(c) <u>Data Privacy</u>. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this section by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant's participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant's name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the "Data"). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan. Recipients of the Data may be located in the Participant's country or elsewhere, and the Participant's country and any given recipient's country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant's participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his local human resources representative. The Company may cancel the Participant's eligibility to participate in the Plan, and in the Committee's discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(d)   _Participants Outside of the United States_. The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then a resident, or is primarily employed or providing services, outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then a resident or primarily employed or providing services, or so that the value and other benefits of the Award to the Participant, as affected by non–United States tax laws and other restrictions applicable as a result of the Participant's residence, employment, or providing services abroad, shall be comparable to the value of such Award to a Participant who is a resident, or is primarily employed or providing services, in the United States. An Award may be modified under this Section 22(d) in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Exchange Act for the Participant whose Award is modified. Additionally, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Eligible Persons who are non–United States nationals or are primarily employed or providing services outside the United States.

(e)   _No Liability of Committee Members_. Neither any member of the Committee nor any of the Committee's permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such person's own fraud or willful misconduct; _provided, however_, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's certificate or articles of incorporation or bylaws, each as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(f)   _Payments Following Accidents or Illness_. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(g)   _Governing Law_. The Plan shall be governed by and construed in accordance with the internal laws of the State of Maryland without reference to the principles of conflicts of laws thereof.

(h)   _Funding_. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(i)   _Reliance on Reports_. Each member of the Committee and each member of the Board shall be fully justified in relying, acting, or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any Person or Persons other than such member.

(j)   _Titles and Headings_. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

APPENDIX A

RECONCILIATION OF NET INCOME TO NOI AND CASH NOI (UNAUDITED AND DOLLARS IN THOUSANDS)

				Years Ended December 31,					
		2014		2015		2016		2017	2018
RECONCILIATION OF NET INCOME TO NOI AND CASH NOI									
Net Income	$	70,210	$	79,928	$	107,250	$	118,253	$ 117,253
Add:									
General and administrative expenses		39,037		38,073		49,078		50,315	52,674
Depreciation and amortization		145,431		171,474		155,211		160,710	168,508
Interest expense		66,456		67,492		71,147		68,473	79,623
Loss on early extinguishment of debt		–		–		–		2,157	–
Loss from derivative financial instruments		–		–		–		289	–
Construction expenses		38,596		3,222		–		–	–
Acquisition expenses		3,382		193		98		–	–
Income tax expense		4,655		3,949		6,146		6,673	4,642
Less:									
Third-party management and other fees		(2,376)		(2,133)		(1,766)		(1,400)	(1,440)
Interest Income		(59)		(100)		(647)		(2,942)	(10,661)
Construction revenue		(38,648)		(1,981)		–		–	–
Acquisition break-up fee		–		(2,500)		–		–	–
Gain on settlement of lawsuit related to the Observatory		(975)		–		–		–	–
Net operating income		325,709		357,617		386,517		402,528	410,599
Straight-line rent		(39,715)		(21,056)		(30,147)		(26,544)	(22,107)
Above/below-market rent revenue amortization		(14,095)		(19,353)		(8,794)		(5,721)	(6,120)
Below-market ground lease amortization		4,603		7,831		7,831		7,831	7,831
TOTAL CASH NET OPERATING INCOME	$	**276,502**	$	**325,039**	$	**355,407**	$	**378,094**	$ **390,203**

APPENDIX B

RECONCILIATION OF NET INCOME TO EBITDA (UNAUDITED AND DOLLARS IN THOUSANDS)

		Years Ended December 31,								
		2014		2015		2016		2017		2018
RECONCILIATION OF NET INCOME TO EBITDA										
Net income	$	70,210	$	79,928	$	107,250	$	118,253	$	117,253
Interest expense		62,685		65,743		70,595		68,473		79,623
Income tax expense		4,655		3,949		6,146		6,673		4,642
Depreciation and amortization		145,431		171,474		155,211		160,710		168,508
EBITDA	**$**	**282,981**	**$**	**321,094**	**$**	**339,202**	**$**	**354,109**	**$**	**370,026**

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